                                            FILED PURSUANT TO RULE NO. 424(b)(3)
                                            REGISTRATION NO. 333-83395



            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 30, 1999

                               5,000,000 SHARES

                                    [LOGO]
                       CROWN CASTLE INTERNATIONAL CORP.

                                 COMMON STOCK

    This prospectus supplement relates to an aggregate of up to 5,000,000 shares (5,645,000 shares if the over-allotment option described in the trust prospectus described below is exercised in full) of our common stock, par value $.01 per share, beneficially owned by the selling stockholders identified in this prospectus supplement under the heading "Selling Stockholders", which may be delivered by DECS Trust V to holders of DECS securities of the trust. We will receive no portion of the proceeds from the sale of the shares of our common stock offered through this prospectus supplement or from the sale of the DECS securities. The DECS securities are being sold by the trust in an offering described in the separate prospectus of the trust. This prospectus supplement relates only to the shares of our common stock that may be delivered upon exchange of the DECS securities. We take no responsibility for any information included in or omitted from the trust prospectus. The trust prospectus does not constitute a part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus.

    The shares of our common stock are traded on the Nasdaq National Market under the symbol "TWRS." On August 4, 1999, the last reported sales price for our common stock as reported by Nasdaq was $22.00 per share.

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT.

                               ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

           The date of this prospectus supplement is August 5, 1999.

                               TABLE OF CONTENTS
                             Prospectus Supplement


                                                                          Page
                                                                          ----
About This Prospectus Supplement.........................................    i
Summary..................................................................  S-1
Risk Factors............................................................. S-11
Price Range of Common Stock.............................................. S-21
Dividend Policy.......................................................... S-21
Capitalization........................................................... S-22
Unaudited Pro Forma Condensed Consolidated Financial Statements.......... S-23
Selected Financial and Other Data of CCIC................................ S-31
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-34

                                                                         Page
                                                                         -----
Industry Background.....................................................  S-53
Business................................................................  S-60
Recent and Proposed Transactions........................................  S-80
Management..............................................................  S-84
Selling Stockholders....................................................  S-88
Description of Certain Indebtedness.....................................  S-89
Certain United States Federal Tax Consequences to Non-United States
 Holders of Common Stock................................................  S-98
Plan of Distribution.................................................... S-101
Certain Currency Translations........................................... S-102

                                   Prospectus


                                                                            Page
                                                                            ----
About This Prospectus .....................................................   1
Where You Can Find More Information........................................   1
Incorporation of Information We File With the SEC..........................   1
Forward-Looking Statements.................................................   2
The Company................................................................   3
Ratio of Earnings to Fixed Charges.........................................   4
Use of Proceeds............................................................   4

                                                                            Page
                                                                            ----
Description of Debt Securities.............................................   5
Description of Capital Stock...............................................  15
Description of Warrants....................................................  23
Selling Shareholders.......................................................  24
Plan of Distribution.......................................................  24
Validity of Securities.....................................................  25
Experts....................................................................  25

                               ----------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in the attached prospectus. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the attached prospectus. If information in this prospectus supplement, or the information incorporated by reference is this prospectus supplement, is inconsistent with the attached prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the attached prospectus.

    It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information About the Company."
    No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Crown Castle International Corp., the underwriters or any other person. Neither the delivery of this prospectus supplement and the prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Crown Castle International Corp., since the date hereof or thereof or that the information contained herein or therin is correct as of any time subsequent to its date. This prospectus supplement and the prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                    SUMMARY

    This summary highlights information contained elsewhere in this prospectus supplement. It may not contain all the information that is important to you. We encourage you to read this entire prospectus supplement carefully.

                                  The Company

    We are a leading owner and operator of towers and transmission networks for wireless communications and broadcast companies. After giving effect to the completion of the recent and proposed transactions we describe in this prospectus supplement, as of June 30, 1999, we owned or managed 7,251 towers, including 5,402 towers in the United States and Puerto Rico and 1,849 towers in the United Kingdom. Our customers currently include many of the world's major wireless communications and broadcast companies, including Bell Atlantic Mobile, BellSouth Mobility, AT&T Wireless, Nextel and the British Broadcasting Corporation.

    Our strategy is to use our leading domestic and international position to capture the growing opportunities to consolidate ownership of existing towers and to build new towers created by:

  . the transfer to third parties, or outsourcing, of tower ownership and management by major wireless carriers;

  . the need for existing wireless carriers to expand coverage and improve capacity;

  . the additional demand for towers created by new entrants into the wireless communications industry;

  . the privatization of state-run broadcast transmission networks; and

  . the introduction of new digital broadcast transmission technology and other wireless technologies.

    Our two main businesses are leasing antenna space on wireless and broadcast towers that can accommodate multiple tenants and operating networks that transmit analog and digital broadcast signals, or broadcast transmission networks. We also provide related services to our customers. We believe that our full service capabilities are a key competitive advantage in forming strategic partnerships to acquire large concentrations of towers, or tower clusters, and in winning contracts for new tower construction.

    Our primary business in the United States is the leasing of antenna space to wireless carriers. After completion of the recent and proposed transactions we describe in this prospectus supplement, we will have tower clusters in 26 of the 50 largest U.S. metropolitan areas, 23 of which are east of the Mississippi river.

    Our primary business in the United Kingdom is the operation of television and radio broadcast transmission networks. We also lease antenna space to wireless operators in the United Kingdom on the towers we acquired from the BBC and from various wireless carriers. Since completing the One2One transaction described in this prospectus supplement, we now have nationwide broadcast and wireless coverage in the United Kingdom.

    Our principal executive offices are located at 510 Bering Drive, Suite 500, Houston, Texas 77057, and our telephone number is (713) 570-3000.

                                Growth Strategy

    Our objective is to become the premier global owner and operator of towers and transmission networks for wireless communications and broadcast companies. Our experience in expanding and marketing our tower clusters, as well as our experience in operating analog and digital broadcast transmission networks, positions us to accomplish this objective. The key elements of our growth strategy are to:

  . Maximize utilization of our tower capacity.

  . Utilize the expertise of our U.S. and U.K. personnel to capture global growth opportunities.

  . Partner with wireless carriers to assume ownership of their existing towers.

  . Build new towers for wireless carriers and broadcasters.

  . Acquire existing broadcast transmission networks.

  . Continue to decentralize our management functions.

                        Recent and Proposed Transactions

    We have recently completed or entered into agreements to complete the transactions described below. Completion of these transactions has and will continue to result in a significant increase in the size of our operations and the number of towers that we own and manage. In addition, we are issuing a significant number of shares of our common stock to partially fund some of these transactions. The agreements governing the transactions that have not yet been closed or that are closing over a series of closings include a number of important conditions. Therefore, we cannot guarantee that we will close any of the proposed transactions on the terms described in this prospectus supplement or at all. See "Recent and Proposed Transactions".

Bell Atlantic Joint Venture

    On March 31, 1999, we completed the formation of a joint venture with Bell Atlantic Mobile to own and operate approximately 1,458 towers. These towers represent substantially all the towers in Bell Atlantic's wireless network in the eastern and southwestern United States, including markets such as New York, Philadelphia, Boston, Washington, D.C. and Phoenix. The joint venture will also build and own the next 500 towers to be built for Bell Atlantic's wireless communications business. Bell Atlantic leases antenna space on the 1,458 towers transferred to the joint venture and will lease antenna space on the towers that the joint venture builds for Bell Atlantic.

BellSouth Transaction

    On June 1, 1999, we entered into an agreement with BellSouth to control and operate through a sublease approximately 1,850 towers. These towers represent substantially all the towers in BellSouth's wireless network in the southeastern and midwestern United States, including markets such as Miami, Atlanta, Tampa, Nashville and Indianapolis. We will be responsible for managing and leasing the available space on BellSouth's towers. We will have the right to build, control and operate the next 500 towers to be built for BellSouth's wireless communications business. BellSouth will lease antenna space on the 1,850 towers, as well as on the towers we build for BellSouth. The BellSouth transaction will close in a series of closings which commenced on June 1, 1999. As of August 3, 1999, BellSouth had subleased 503 towers to us.

Powertel Acquisition

    On June 2, 1999, we completed the purchase of 620 towers from Powertel. These towers represent substantially all of Powertel's owned towers in its wireless network in the southeastern and midwestern United States, including such markets as Atlanta, Birmingham, Jacksonville, Memphis and Louisville, and a number of major connecting highway corridors in the southeast. These towers are complementary to BellSouth's towers in the southeast and have minimal coverage overlap. Powertel leases antenna space on the 620 towers we acquired in the acquisition. We will also purchase an additional 31 towers from Powertel and have a build-to-suit agreement through 2000 as to a minimum of 40 towers.

One2One Transaction

    On March 31, 1999, Castle Transmission International Ltd, or Castle Transmission, our U.K. operating subsidiary, acquired the rights to manage, develop and, at its option, acquire up to 821 towers. These towers represent substantially all the towers in One2One's nationwide wireless network in the United Kingdom. We are responsible for managing and leasing available space on the towers and receive all the income from any such third party leases.

BellSouth DCS Transaction

    On July 23, 1999, we entered into an agreement with BellSouth DCS to control and operate, through a sublease, approximately 773 personal communications towers from BellSouth DCS. The towers are located in North Carolina, South Carolina, east Tennessee and parts of Georgia. The terms of the proposed BellSouth DCS transaction are substantially the same as the BellSouth transaction described above. The towers are complementary to the towers we have acquired or are in the process of acquiring through the BellSouth transaction and the Powertel acquisition. BellSouth DCS will lease space from us on the towers we acquire from them through this transaction. On August 3, 1999, we closed on 448 of these towers.

Recent Offerings

    On August 3, 1999, we closed the private placement of $260.0 million (approximately $150.5 million gross proceeds) of 11 1/4% senior discount notes and $125.0 million of 9 1/2% senior notes. Both the 11 1/4% discount notes and the 9 1/2% notes were issued on substantially the same terms as the 10 3/8% discount notes and the 9% notes, respectively, that we sold in a public offering in May 1999.

                              Corporate Structure

    We operate our business through our subsidiaries. Crown Communication and the Bell Atlantic joint venture are our principal U.S. operating subsidiaries and Castle Transmission is our principal U.K. operating subsidiary. We are also using subsidiaries to hold the assets we acquire or control as a result of the proposed transactions we describe in this prospectus supplement. The following chart illustrates our organizational structure assuming the proposed transactions described in this prospectus supplement are completed. See "Capitalization" and "Recent and Proposed Transactions".


                             [CHART APPEARS HERE]

              Summary Unaudited Pro Forma Financial and Other Data

   The unaudited pro forma financial and other data set forth below have been derived from the pro forma financial statements included under "Unaudited Pro Forma Condensed Consolidated Financial Statements". The pro forma statement of operations data and other data for the year ended December 31, 1998, give effect to the transactions detailed under "Unaudited Pro Forma Condensed Consolidated Financial Statements" as if they had occurred on January 1, 1998. The pro forma statement of operations data and other data for the three months ended March 31, 1999, give effect to such transactions occurring in 1999 as if they had occurred on January 1, 1999. The pro forma balance sheet data give effect to such transactions occurring subsequent to March 31, 1999 as if they had occurred on March 31, 1999. The information set forth below should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements", "Selected Financial and Other Data of CCIC" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement, and the consolidated financial statements and related notes included in CCIC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                                                              Pro Forma
                                                      -------------------------
                                                                   Three Months
                                                       Year Ended     Ended
                                                      December 31,  March 31,
                                                          1998         1999
                                                      ------------ ------------
                                                       (Dollars in thousands,
                                                      except per share amounts)
Statement of Operations Data:
Net revenues:
  Site rental and broadcast transmission............   $ 251,679     $ 70,211
  Network services and other........................      50,299        9,783
                                                       ---------     --------
    Total net revenues..............................     301,978       79,994
                                                       ---------     --------
Costs of operations:
  Site rental and broadcast transmission............      94,663       28,377
  Network services and other........................      29,480        6,982
                                                       ---------     --------
    Total costs of operations.......................     124,143       35,359
                                                       ---------     --------
Expected incremental operating expenses for proposed
 transactions(a)....................................      21,054        5,292
General and administrative..........................      28,571        8,304
Corporate development(b)............................       4,633          874
Restructuring charges...............................          --        1,814
Non-cash compensation charges(c)....................      16,589          667
Depreciation and amortization.......................     148,155       38,797
                                                       ---------     --------
Operating income (loss).............................     (41,167)     (11,113)
Other income (expense):
  Interest and other income (expense)...............       4,945          340
  Interest expense and amortization of deferred
   financing costs..................................    (138,957)     (38,259)
                                                       ---------     --------
Income (loss) before income taxes, minority
 interests and cumulative effect of change in
 accounting principle...............................    (175,179)     (49,032)
Provision for income taxes..........................        (374)        (127)
Minority interests..................................       1,307          539
                                                       ---------     --------
Income (loss) before cumulative effect of change in
 accounting principle...............................    (174,246)     (48,620)
Cumulative effect of change in accounting principle
 for costs of start-up activities...................          --       (2,414)
                                                       ---------     --------
Net income (loss)...................................    (174,246)     (51,034)
Dividends on preferred stock........................     (26,745)      (6,408)
                                                       ---------     --------
Net income (loss) after deduction of dividends on
 preferred stock....................................   $(200,991)    $(57,442)
                                                       =========     ========
Per common share--basic and diluted:
  Loss before cumulative effect of change in
   accounting principle.............................   $   (1.28)    $  (0.35)
  Cumulative effect of change in accounting
   principle........................................          --        (0.02)
                                                       ---------     --------
  Net loss..........................................   $   (1.28)    $  (0.37)
                                                       =========     ========
Common shares outstanding--basic and diluted (in
 thousands).........................................     156,643      157,311
                                                       =========     ========

                                                              Pro Forma
                                                      -------------------------
                                                                   Three Months
                                                       Year Ended     Ended
                                                      December 31,  March 31,
                                                          1998         1999
                                                      ------------ ------------
                                                      (Dollars in thousands)
Other Data:
Site data (d):
  Towers and revenue producing rooftop sites at end
   of period.........................................      7,043        7,146
                                                       =========    =========
EBITDA(e):
  Site rental and broadcast transmission.............  $ 148,581    $  39,693
  Network services and other.........................        683       (3,362)
  Expected incremental operating expenses for
   proposed transactions(a)..........................    (21,054)      (5,292)
  Corporate development expenses(b)..................     (4,633)        (874)
                                                       ---------    ---------
    Total EBITDA.....................................  $ 123,577    $  30,165
                                                       =========    =========
Capital expenditures.................................  $ 202,553    $  76,363
Summary cash flow information:
  Net cash provided by operating activities..........     83,816       15,948
  Net cash used for investing activities.............   (212,763)    (281,208)
  Net cash provided by financing activities..........  1,720,540    1,413,319
Ratio of earnings to fixed charges(f)................        --           --
Ratio of EBITDA to total interest expense(g).........       0.89x        0.79x

                                                          Pro Forma
                                                    As of March 31, 1999
                                             -----------------------------------
                                                                   Pro Forma for
                                                                      Recent
                                                        Pro Forma  Offerings and
                                             Historical for Recent    Recent
                                                CCIC    Offerings  Transactions
                                             ---------- ---------- -------------
                                                   (Dollars in thousands)
Balance Sheet Data:
  Cash and cash equivalents................  $  101,847 $1,345,769  $  741,152
  Property and equipment, net..............   1,233,204  1,233,204   2,116,306
  Total assets.............................   2,123,694  3,390,076   3,570,165
  Total debt...............................     771,190  1,428,396   1,428,396
  Net debt(h)..............................     669,343     82,627     687,244
  Redeemable preferred stock...............     207,471    207,471     207,471
  Total stockholders' equity...............     966,756  1,575,932   1,755,932

-------
(a) We expect that we will incur incremental operating expenses as a result of the Bell Atlantic joint venture and the proposed transactions described in this prospectus supplement. Such incremental expenses are currently estimated to amount to approximately $5.2 million per year for the Bell Atlantic joint venture and approximately $15.9 million per year for the BellSouth transaction and the Powertel acquisition. We have included the effect of these incremental expenses in the accompanying summary pro forma financial data in order to more accurately present the effect of these transactions on our consolidated results of operations. The effect of these incremental expenses has not been reflected in the Unaudited Pro Forma Condensed Consolidated Statements of Operations included elsewhere in this prospectus supplement. See "Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations."
(b) Corporate development expenses represent costs incurred in connection with acquisitions and development of new business initiatives. These expenses consist primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing towers.
(c) Represents charges related to the issuance of stock options to employees and executives.
(d) Represents our aggregate number of sites at the end of the period, assuming we had completed the Bell Atlantic joint venture, the BellSouth transaction, the Powertel acquisition and the proposed BellSouth DCS transaction. A revenue producing rooftop represents a rooftop where we have arranged a lease and are receiving payments.
(e) EBITDA is defined as operating income (loss) plus depreciation and amortization, non-cash compensation charges and restructuring charges. EBITDA is presented as additional information because management believes it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. Furthermore, our measure of EBITDA may not be comparable to similarly titled measures of other companies.
(f) For purposes of computing the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, minority interests and fixed charges. Fixed charges consist of interest expense, the interest component of operating leases and amortization of deferred financing costs. For the year ended December 31, 1998 and the three months ended March 31, 1999, our earnings were insufficient to cover our fixed charges by $175.2 million and $49.0 million, respectively.
(g) Total interest expense for the year ended December 31, 1998 includes amortization of deferred financing costs and discount of $68.9 million for CCIC, $0.9 million for CTSH and $0.7 million for the Bell Atlantic joint venture. Total interest expense for the three months ended March 31, 1999 includes amortization of deferred financing costs and discount of $17.2 million for CCIC, $0.2 million for CTSH and $0.2 million for the Bell Atlantic joint venture.
(h) Net debt represents total debt less cash and cash equivalents.

                    Summary Financial and Other Data of CCIC

    The summary historical consolidated financial and other data for CCIC set forth below for each of the four years in the period ended December 31, 1998, and as of December 31, 1995, 1996, 1997 and 1998, have been derived from the consolidated financial statements of CCIC, which have been audited by KPMG LLP, independent certified public accountants. The summary historical consolidated financial and other data for CCIC set forth below for the three months ended March 31, 1998 and 1999, and as of March 31, 1999, have been derived from the unaudited consolidated financial statements of CCIC, which include all adjustments that CCIC considers necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the three months ended March 31, 1998 and 1999 are not necessarily indicative of the results that may be expected for the entire year. The results of operations for the three months ended March 31, 1999 are not comparable to the three months ended March 31, 1998, the results for the year ended December 31, 1998 are not comparable to the year ended December 31, 1997, and the results for the year ended December 31, 1997 are not comparable to the year ended December 31, 1996 as a result of business acquisitions completed in 1997 and 1998. Results of operations of these acquired businesses are included in CCIC's consolidated financial statements for the periods after the respective dates of acquisition. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--CCIC" included elsewhere in this prospectus supplement and the consolidated financial statements and related notes of CCIC included in CCIC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                                                                  Three Months
                              Years Ended December 31,          Ended March 31,
                          ------------------------------------  -----------------
                           1995     1996      1997      1998     1998      1999
                          -------  -------  --------  --------  -------  --------
                           (Dollars in thousands, except per share amounts)
Statement of Operations
 Data:
Net revenues:
 Site rental and
  broadcast
  transmission..........  $ 4,052  $ 5,615  $ 11,010  $ 75,028  $ 5,061  $ 45,326
 Network services and
  other.................        6      592    20,395    38,050    6,776     9,783
                          -------  -------  --------  --------  -------  --------
   Total net revenues...    4,058    6,207    31,405   113,078   11,837    55,109
                          -------  -------  --------  --------  -------  --------
Costs of operations:
 Site rental and
  broadcast
  transmission..........    1,226    1,292     2,213    26,254    1,172    18,527
 Network services and
  other.................      --         8    13,137    21,564    4,421     6,982
                          -------  -------  --------  --------  -------  --------
   Total costs of
    operations..........    1,226    1,300    15,350    47,818    5,593    25,509
                          -------  -------  --------  --------  -------  --------
General and
 administrative.........      729    1,678     6,824    23,571    3,803     8,304
Corporate
 development(a).........      204    1,324     5,731     4,625    1,331       874
Restructuring charges...      --       --        --        --       --      1,814
Non-cash compensation
 charges(b) ............      --       --        --     12,758      --        667
Depreciation and
 amortization...........      836    1,242     6,952    37,239    3,604    19,656
                          -------  -------  --------  --------  -------  --------
Operating income
 (loss).................    1,063      663    (3,452)  (12,933)  (2,494)   (1,715)
Other income (expense):
 Equity in earnings
  (losses) of
  unconsolidated
  affiliate.............      --       --     (1,138)    2,055      (99)      --
 Interest and other
  income (expense)(c)...       53      193     1,951     4,220      706       340
 Interest expense and
  amortization of
  deferred financing
  costs.................   (1,137)  (1,803)   (9,254)  (29,089)  (4,706)  (11,286)
                          -------  -------  --------  --------  -------  --------
Loss before income
 taxes, minority
 interests and
 cumulative effect of
 change in accounting
 principle..............      (21)    (947)  (11,893)  (35,747)  (6,593)  (12,661)
Provision for income
 taxes..................      --       (10)      (49)     (374)     (13)     (127)
Minority interests......      --       --        --     (1,654)     --       (685)
                          -------  -------  --------  --------  -------  --------
Loss before cumulative
 effect of change in
 accounting principle...      (21)    (957)  (11,942)  (37,775)  (6,606)  (13,473)
Cumulative effect of
 change in accounting
 principle for costs of
 start-up activities....      --       --        --        --       --     (2,414)
                          -------  -------  --------  --------  -------  --------
Net loss................      (21)    (957)  (11,942)  (37,775)  (6,606)  (15,887)
Dividends on preferred
 stock..................      --       --     (2,199)   (5,411)  (2,055)   (6,408)
                          -------  -------  --------  --------  -------  --------
Net loss after deduction
 of dividends on
 preferred stock........  $   (21) $  (957) $(14,141) $(43,186) $(8,661) $(22,295)
                          =======  =======  ========  ========  =======  ========

                                                                    Three Months Ended
                                Years Ended December 31,                 March 31,
                         -----------------------------------------  --------------------
                           1995      1996      1997        1998       1998       1999
                         --------  --------  ---------  ----------  --------  ----------
                              (Dollars in thousands, except per share amounts)
Per common share--basic
 and diluted:
 Loss before cumulative
  effect of change in
  accounting
  principle............. $  (0.01) $  (0.27) $   (2.27) $    (1.02) $  (0.79) $    (0.21)
 Cumulative effect of
  change in accounting
  principle.............      --        --         --          --        --        (0.03)
                         --------  --------  ---------  ----------  --------  ----------
 Net loss............... $  (0.01) $  (0.27) $   (2.27) $    (1.02) $  (0.79) $    (0.24)
                         ========  ========  =========  ==========  ========  ==========
 Common shares
  outstanding--basic
  and diluted (in
  thousands)............    3,316     3,503      6,238      42,518    10,954      94,732
                         ========  ========  =========  ==========  ========  ==========
Other Data:
Site data (at period
 end)(d):
 Towers owned...........      126       155        240       1,344       331       3,683
 Towers managed.........        7         7        133         129       128          13
 Rooftop sites managed
  (revenue producing)...       41        52         80         135        71         146
                         --------  --------  ---------  ----------  --------  ----------
   Total sites owned and
    managed.............      174       214        453       1,608       530       3,842
                         ========  ========  =========  ==========  ========  ==========
EBITDA(e):
 Site rental............ $  2,697  $  3,555  $   7,682  $   44,661  $  3,490  $   24,658
 Network services and
  other.................     (594)     (326)     1,549      (2,972)   (1,049)     (3,362)
 Corporate development
  expenses(a)...........     (204)   (1,324)    (5,731)     (4,625)   (1,331)       (874)
                         --------  --------  ---------  ----------  --------  ----------
   Total EBITDA......... $  1,899  $  1,905  $   3,500  $   37,064  $  1,110  $   20,422
                         ========  ========  =========  ==========  ========  ==========
Capital expenditures.... $    161  $    890  $  18,035  $  138,759  $ 24,539  $   76,363
Summary cash flow
 information:
 Net cash provided by
  (used for) operating
  activities............    1,672      (530)      (624)     44,976    (2,951)     20,487
 Net cash used for
  investing
  activities............  (16,673)  (13,916)  (111,484)   (149,248)  (24,539)   (281,208)
 Net cash provided by
  financing
  activities............   15,597    21,193    159,843     345,248    25,807      66,397
Ratio of earnings to
 fixed charges(f).......      --        --         --          --        --          --
Balance Sheet Data (at
 period end):
Cash and cash
 equivalents............ $    596  $  7,343  $  55,078  $  296,450            $  101,847
Property and equipment,
 net....................   16,003    26,753     81,968     592,594             1,233,204
Total assets............   19,875    41,226    371,391   1,523,230             2,123,694
Total debt..............   11,182    22,052    156,293     429,710               771,190
Redeemable preferred
 stock(g)...............    5,175    15,550    160,749     201,063               207,471
Total stockholders'
 equity (deficit).......      619      (210)    41,792     737,562               966,756

--------
(a) Corporate development expenses represent costs incurred in connection with acquisitions and development of new business initiatives. These expenses consist primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing towers. For the year ended December 31, 1997, such expenses include (1) nonrecurring cash bonuses of $0.9 million paid to certain executive officers in connection with our initial investment in Castle Transmission and (2) a nonrecurring cash charge of $1.3 million related to our purchase of shares of our common stock from our former chief executive officer in connection with our initial Castle Transmission investment.
(b) Represents charges related to the issuance of stock options to certain employees and executives.
(c) Includes a $1.2 million fee received in March 1997 as compensation for leading an investment consortium that provided the equity financing in connection with our initial Castle Transmission investment.
(d) Represents our aggregate number of sites as of the end of each period.
(e) EBITDA is defined as operating income (loss) plus depreciation and amortization, non-cash compensation changes and restructuring charges. EBITDA is presented as additional information because management believes it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. Furthermore, our measure of EBITDA may not be comparable to similarly titled measures of other companies.

(f) For purposes of computing the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, fixed charges and equity in earnings (losses) of unconsolidated affiliate. Fixed charges consist of interest expense, the interest component of operating leases and amortization of deferred financing costs. For the years ended December 31, 1995, 1996, 1997 and 1998, earnings were insufficient to cover fixed charges by $21,000, $0.9 million, $10.8 million and $37.8 million, respectively. For the three months ended March 31, 1998 and 1999, earnings were insufficient to cover fixed charges by $6.5 million and $12.7 million, respectively.
(g) The 1995, 1996 and 1997 amounts represent (1) the senior convertible preferred stock we privately placed in August 1997 and October 1997, all of which has been converted into shares of common stock, and (2) Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock we privately placed in April 1995, July 1996 and February 1997, respectively, all of which has been converted into shares of common stock in connection with the completion of our initial public offering in August 1998. The 1998 and 1999 amounts represent our exchangeable preferred stock.

                                  RISK FACTORS

    You should carefully consider the risks described below, as well as the other information included in this prospectus supplement, when evaluating an investment in our common stock.

Failure to Properly Manage Our Growth--If we are unable to successfully integrate acquired operations or to manage our existing operations as we grow, our business will be adversely affected and we may not be able to continue our current business strategy.

    We cannot guarantee that we will be able to successfully integrate acquired businesses and assets into our business or implement our plans without delay. If we fail to do so it could have a material adverse effect on our financial condition and results of operations. We have grown significantly over the past two years through acquisitions, and such growth continues to be an important part of our business plan. The addition of over 5,500 towers to our operations through our recent and proposed transactions has and will continue to increase our current business considerably and adds operating complexities. Successful integration of these transactions will depend primarily on our ability to manage these combined operations and to integrate new management and employees with and into our existing operations.

    Implementation of our acquisition strategy may impose significant strains on our management, operating systems and financial resources. We regularly evaluate potential acquisition and joint venture opportunities and are currently evaluating potential transactions that could involve substantial expenditures, possibly in the near term. If we fail to manage our growth or encounter unexpected difficulties during expansion it could have a material adverse effect on our financial condition and results of operations. The pursuit and integration of acquisitions and joint venture opportunities will require substantial attention from our senior management, which will limit the amount of time they are able to devote to our existing operations.

    We May Not Complete the Proposed Transactions--If we fail to complete any or all of the proposed transactions described in this prospectus supplement, we may lose funds that we have placed in escrow or incur liquidated damages and we will not recognize some of the benefits that we describe in this prospectus supplement.

    If one or more of the proposed transactions we describe in this prospectus supplement is not completed or is completed on significantly different terms than those described in this prospectus supplement, it could substantially affect the implementation of our business strategy. If we fail to close these transactions, our ability to offer tower clusters in major U.S. markets will be impaired. As a result, our future site rental revenue would be adversely affected. We cannot guarantee that we will complete any or all of these proposed transactions. The agreements relating to these transactions contain many conditions that must be satisfied before we can close these transactions.

    In addition, we cannot assure you that the transactions, if and when completed, will be done so on the terms described in this prospectus supplement. For example, each of the agreements relating to these proposed transactions includes provisions that could result in our purchasing fewer towers at closing.

    Our initial BellSouth transaction is closing in a series of closings. If we fail to close on all of the contracted towers, BellSouth could terminate our agreement, rescind the prior closings and retain a $50.0 million liquidated damages payment. The BellSouth DCS agreement contains similar provisions, with a liquidated damages amount of $20.0 million. The recission of either BellSouth transaction would significantly affect our available working capital and could have a material adverse effect on our ability to implement our business strategy. See "Recent and Proposed Transactions".

Substantial Level of Indebtedness--Our substantial level of indebtedness could adversely affect our ability to react to changes in our business. We may also be limited in our ability to use debt to fund future capital needs.

    We have a substantial amount of indebtedness. The following chart sets forth certain important credit information and is presented as of March 31, 1999, assuming we had completed the recent offerings and the recent transactions described in this prospectus supplement, each as of March 31, 1999.

                                                                  Pro Forma
                                                                 for Recent
                                                                Offerings and
                                                             Recent Transactions
                                                             -------------------
                                                                 (Dollars in
                                                                 thousands)
      Total indebtedness....................................     $1,428,396
      Redeemable preferred stock............................        207,471
      Stockholders' equity..................................      1,755,932
      Debt and redeemable preferred stock to equity
       ratio................................................           0.93x

    In addition, assuming we had completed these transactions on January 1, 1998, our earnings for the twelve months ended December 31, 1998, and the three months ended March 31, 1999, would have been insufficient to cover fixed charges by $175.2 million and $ 49.0 million, respectively.

    Given our substantial indebtedness, we could be affected in the following ways:

  . We could be more vulnerable to general adverse economic and industry conditions.

  . We may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements.

  . We will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects.

  . We may have limited flexibility in planning for, or reacting to, changes in our business and in the industry.

  . We will have a competitive disadvantage relative to other companies with less debt in our industry.

    We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain enough capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee, however, that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

As a Holding Company, We Require Dividends from Subsidiaries to Meet Cash Requirements or Pay Dividends--If our subsidiaries are unable to dividend cash to us when we need it, we may be unable to pay dividends or satisfy our obligations, including interest and principal payments, under our debt instruments.

    Crown Castle International Corp., or CCIC, is a holding company with no business operations of its own. CCIC's only significant asset is the outstanding capital stock of its subsidiaries. CCIC conducts all its business operations through its subsidiaries. Accordingly, CCIC's only source of cash to pay dividends or make other distributions on its capital stock or to pay interest and principal on its outstanding indebtedness is distributions relating to its ownership interest in its subsidiaries from the net earnings and cash flow generated by such subsidiaries. We currently expect that the earnings and cash flow of CCIC's subsidiaries will be retained and used by such subsidiaries in their operations, including to service their respective debt obligations. Even if we did determine to make a distribution in respect of the capital stock of CCIC's subsidiaries, there can be no assurance that CCIC's subsidiaries will generate sufficient cash flow to pay or distribute such a dividend or funds, or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of such subsidiaries, would permit such dividends, distributions or payments. Furthermore, the terms of our U.S. and U.K. credit facilities place restrictions on our principal subsidiaries' ability to pay dividends or to make distributions, and in any event, such dividends or distributions may only be paid if no default has occurred under the applicable instrument. Moreover, CCIC's subsidiaries are permitted under the terms of their existing debt instruments to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to CCIC. See "--Our Substantial Level of Indebtedness Could Adversely Affect Our Financial Condition", "--Ability to Service Debt" and "Description of Certain Indebtedness".

Ability to Service Debt--To service our indebtedness, we will require a significant amount of cash from our subsidiaries. An inability to access our subsidiaries' cash flow may lead to an acceleration of our indebtedness, including the notes. Currently, the instruments governing our subsidiaries' indebtedness do not allow sufficient funds to be distributed to CCIC to service its indebtedness.

    If CCIC is unable to refinance its subsidiary debt or renegotiate the terms of such debt, CCIC may not be able to meet its debt service requirements, including interest payments on the notes, in the future. Our 9% senior notes and our 9 1/2% senior notes require annual cash interest payments of approximately $16.2 million and $11.9 million, respectively. Prior to November 15, 2002, May 15, 2004 and August 1, 2004, the interest expense on our 10 5/8% discount notes, our 10 3/8% discount notes and our 11 1/4% discount notes, respectively, will be comprised solely of the amortization of original issue discount. Thereafter, the 10 5/8% discount notes, the 10 3/8% discount notes and the 11 1/4% discount notes will require annual cash interest payments of approximately $26.7 million, $51.9 million and $29.3 million, respectively. Prior to December 15, 2003, we do not expect to pay cash dividends on our exchangeable preferred stock or, if issued, cash interest on the exchange debentures. Thereafter, assuming all dividends or interest have been paid-in-kind, our exchangeable preferred stock or, if issued, the exchange debentures will require annual cash dividend or interest payments of approximately $47.8 million.

Restrictive Debt Covenants--The terms of our debt instruments impose significant restrictions on our ability to take a number of actions that our management might otherwise believe to be in your best interests. In addition, if we fail to comply with our covenants our debt could be accelerated.

    Currently we have debt instruments in place that restrict our ability to incur more indebtedness, pay dividends, create liens, sell assets and engage in certain mergers and acquisitions. Some of our subsidiaries, under their debt instruments, are also required to maintain specific financial ratios. Our ability to comply with the restrictions of these instruments and to satisfy our debt obligations will depend on our future operating performance. If we fail to comply with the debt restrictions, we will be in default under those instruments, which in some cases would cause the maturity of substantially all of our long-term indebtedness to be accelerated. See "Description of Certain Indebtedness" and, in the prospectus supplement, "Description of Capital Stock--Senior Exchangeable Preferred Stock".

Our Agreements with TdF Give TdF Substantial Governance and Economic Rights-- The exercise of these rights by TdF could have a material adverse effect on our business.

    We have entered into agreements with TeleDiffusion de France International S.A., or TdF, an affiliate of France Telecom, that give TdF substantial rights. The agreements were entered into in order to induce TdF to participate in the roll-up of our U.K. business, the transaction in which we exchanged shares of our common stock for shares of CTSH common stock, held by CTSH stockholders and, as a result, increased our ownership in CTSH to 80%. The TdF agreements give TdF significant rights relating to the governance of CCIC and our U.K. business. Our U.K. business currently accounts for a substantial majority of our revenues. TdF retains significant governance rights even if we acquire the remaining 20% interest of our U.K. business held by TdF.

TdF's Governance Rights May Restrict Us From Taking Actions Our Board of Directors Consider to Be in Your Best Interests.

    We have granted TdF the ability to govern some of our activities, including the ability to:

  . prohibit us from entering into material acquisitions, issuing new equity securities and incurring significant indebtedness;

  . elect up to two members of our board of directors; and

  . elect at least one director to the executive and nominating and corporate governance committees of our board of directors.

    In addition, TdF has significant governance rights over our U.K. business. Although TdF, through its subsidiary, DFI, currently has only a 20% equity interest in CTSH, TdF has the right to restrict a number of corporate actions at CTSH.

    TdF's exercise of these rights could be contrary to your interests.

TdF Will Be Able to Buy Our Interest, or Require Us to Buy Their Interest, in Our U.K. Business in Connection with a Sale of CCIC.

    Under the circumstances described below, TdF will have the right to acquire all of our shares in CTSH or to require us to purchase all of TdF's shares in CTSH, at fair market value in either case. This right will be triggered under the following circumstances:

  . the sale of all or substantially all of our assets;

  . a merger, consolidation or similar transaction that would result in any person owning more than 50% of our voting power or equity securities;

  . an unsolicited acquisition by any person of more than 25% of our voting power or equity securities; or

  . other circumstances arising from an acquisition by any person that would give rise to a right of the BBC to terminate our analog or digital transmission contracts with the BBC.

    Further, immediately before any of these events occurs, TdF will have the right to require us to purchase 50% of their Class A common stock in cash at the same price we would have to pay once the event occurs.

    If we were required to sell our shares in CTSH to TdF, we would no longer own our U.K. business and would lose all the benefits of owning such business that we describe in this prospectus supplement. On the other hand, if we were required to purchase all of TdF's shares in CTSH and/or purchase 50% of their Class A common stock, we cannot guarantee that we would have the necessary funds to do so or that we would be permitted to do so at the time under our debt instruments. If we did not have sufficient funds, we would have to seek additional financing. We cannot guarantee, however, that such financing would be available on commercially reasonable terms or at all. If such financing were not available, we might be forced to sell assets at unfavorable prices in order to generate the cash needed to buy the shares from TdF. In addition, our obligation to purchase TdF's shares could result in an event of default under our debt instruments.

TdF Has an Option to Put to Us Its Interest in Our U.K. Business Following the Second Anniversary of the Roll-Up of Our U.K. Business. This Could Result in A Default Under Our Debt Instruments or Substantial Dilution to Our Other Stockholders.

    If TdF has not exchanged its interest in CTSH for additional interest in CCIC by the second anniversary of the roll-up of our U.K. business, TdF will have the right to require us to purchase all of their shares in CTSH, at fair market value. We may elect to pay either (1) in cash or (2) with our common stock at a discount of 15% to its market value. We cannot guarantee that we will have sufficient funds to purchase such shares for cash if TdF were to require us to purchase their shares of capital stock of CTSH. If we did not have sufficient funds, we would either need to seek additional financing or purchase the shares with our common stock. We cannot guarantee that we could obtain such financing on terms acceptable to us. In addition, the purchase of these shares for cash could result in an event of default under our debt instruments. If we were to issue shares of common stock to effect the purchase, this

  . would result in substantial dilution to our other stockholders;

  . could adversely affect the market prices of the common stock; and

  . could impair our ability to raise additional capital through the sale of our equity securities.

TdF Has Preemptive Rights to Acquire Our Common Stock When We Otherwise Issue Common Stock. This Could Result in Substantial Dilution to Our Other Stockholders.

    Except in limited circumstances, if we issue any equity securities to any person, including the closings of the BellSouth transaction, we must offer TdF the right to purchase, at the same cash price, up to an amount of such equity securities as would be necessary for TdF and its affiliates to maintain their consolidated ownership percentage in us before such issuance. TdF exercised these preemptive rights as a result of our acquisition of Millennium Communications Limited in the United Kingdom on October 8, 1998, as a result of our contribution of shares of our common stock to the Bell Atlantic joint venture on March 31, 1999 and as a result of our equity offering in May 1999. The further exercise of these rights by TdF could result in substantial dilution to our other stockholders.

We Require Significant Capital to Fund Our Operations and Make Acquisitions--If we are unable to raise capital in the future, we will be unable to achieve our currently contemplated business strategy and may not be able to fund our operations.

    We will require substantial capital (1) as we increase the number of towers we own and manage by partnering with wireless carriers to assume ownership or control of their existing towers, by pursuing opportunities to build new towers, or build-to-suit opportunities, for wireless carriers and by pursuing other tower acquisition opportunities and (2) to acquire existing transmission networks globally as opportunities arise. If we are unable to raise capital when our needs arise, we will be unable to pursue our current business strategy and may not be able to fund our operations.

    To fund the execution of our business strategy, including the proposed transactions described in this prospectus supplement and the construction of new towers that we have agreed to build, we expect to use the net proceeds of our recent offerings and borrowings available under our U.S. and U.K. credit facilities. We will have additional cash needs to fund our operations in the future. We may also have additional cash needs in the near term if additional tower acquisitions or build-to-suit opportunities arise. Some of the opportunities that we are currently pursuing could require significant additional capital. If we do not otherwise have cash available, or borrowings under our credit facilities have otherwise been utilized, when our cash need arises, we would be forced to seek additional debt or equity financing or to forego the opportunity. In the event we determine to seek additional debt or equity financing, there can be no assurance that any such financing will be available, on commercially acceptable terms or at all, or permitted by the terms of our existing indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

We May Not Be Able to Construct New Towers at the Pace and in the Locations that We Desire--If we are unable to do so, we may not be able to satisfy our current agreements to build new towers and we may have difficulty finding tenants to lease space on our new towers.

    Our growth strategy depends in part on our ability to construct and operate towers in conjunction with expansion by wireless carriers. If we are unable to build new towers when wireless carriers require them, or we are unable to build new towers where we believe the best opportunity to add tenants exists, we could fail to meet our contractual obligations under build-to-suit agreements, and we could lose opportunities to lease space on our towers.

    As of June 30, 1999, we had over 125 towers under construction. We currently have plans to commence construction on approximately 600 to 700 additional towers during fiscal 1999. Our ability to construct these new towers can be affected by a number of factors beyond our control, including:

  . zoning and local permitting requirements and national regulatory approvals;

  . availability of construction equipment and skilled construction personnel; and

  . bad weather conditions.

    In addition, as the concern over tower proliferation has grown in recent years, certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. You should consider that:

  . the barriers to new construction may prevent us from building towers where we want;

  . we may not be able to complete the number of towers planned for construction in accordance with the requirements of our customers; and

  . we cannot guarantee that there will be a significant need for the construction of new towers once the wireless carriers complete their tower networks.

Our Business Depends on the Demand for Wireless Communications--We will be adversely affected by any slowdown in the growth of, or reduction in demand for, wireless communications.

    Demand for our site rentals depends on demand for communication sites from wireless carriers, which, in turn, depends on the demand for wireless services. The demand for our sites depends on many factors which we cannot control, including:

  . the level of demand for wireless services generally;

  . the financial condition and access to capital of wireless carriers;

  . the strategy of carriers relating to owning or leasing communication sites;

  . changes in telecommunications regulations; and

  . general economic conditions.

    A slowdown in the growth of, or reduction in, demand in a particular wireless segment could adversely affect the demand for communication sites. Moreover, wireless carriers often operate with substantial indebtedness, and financial problems for our customers could result in accounts receivable going uncollected, in the loss of a customer and the associated lease revenue or in a reduced ability of these customers to finance expansion activities. Finally, advances in technology, such as the development of new satellite and antenna systems, could reduce the need for land-based, or terrestrial, transmission networks. The occurrence of any of these factors could have a material adverse effect on our financial condition and results of operations.

Variability in Demand for Network Services May Reduce the Predictability of Our Results--Our network services business has historically experienced significant volatility in demand. As a result, the operating results of our network services business for any particular period may vary significantly, and should not be considered as necessarily being indicative of longer-term results.

    Demand for our network services fluctuates from period to period and within periods. These fluctuations are caused by a number of factors, including:

  . the timing of customers' capital expenditures;

  . annual budgetary considerations of customers;

  . the rate and volume of wireless carriers' tower build-outs;

  . timing of existing customer contracts; and

  . general economic conditions.

    While demand for our network services fluctuates, we must incur certain costs, such as maintaining a staff of network services employees in anticipation of future contracts, even when there may be no current business. Furthermore, as wireless carriers complete their build-outs, the need for the construction of new towers and the demand for our network services could decrease significantly and could result in fluctuations and, possibly, significant declines in our operating performance.

We Operate our Business in an Increasingly Competitive Industry and Many of Our Competitors Have Significantly More Resources--As a result of this competition, we may find it more difficult to achieve favorable lease rates on our towers and we may be forced to pay more for future tower acquisitions.

    We face increasing competition for site rental customers from various sources, including:

  . other large independent tower owners;

  . wireless carriers that own and operate their own towers and lease antenna space to other carriers;

  . site development companies that acquire antenna space on existing towers for wireless carriers and manage new tower construction; and

  . traditional local independent tower operators.

    Wireless carriers that own and operate their own tower portfolios generally are substantially larger and have greater financial resources than we have. As competition for tenants on towers increases, lease rates could be adversely affected.

    In addition, competition for the acquisition of towers is keen, and we expect it to continue to grow. We not only compete against other independent tower owners and operators, but also against wireless carriers, broadcasters and site developers. As competition increases for tower acquisitions, we may be faced with fewer acquisition opportunities, as well as higher acquisition prices. While we regularly explore acquisition opportunities, we cannot guarantee that we will be able to identify suitable towers to acquire in the future.

A Substantial Portion of Our Revenues Is Dependent Upon Agreements with the BBC and NTL--If we were to lose our contracts with the BBC or our site sharing agreement with NTL, we would likely lose a substantial portion of our revenues.

    Assuming we had completed the recent and proposed transactions described in this prospectus supplement, each as of January 1, 1999, the BBC would have still accounted for approximately 29.7% of our revenues for the three-month period ended March 31, 1999.

    Our broadcast business is substantially dependent on our contracts with the BBC. See "Business--U.K. Operations--Significant Contracts". We cannot guarantee that the BBC will renew our contracts or that they will not attempt to negotiate terms that are not as favorable to us as those in place now. If we were to lose these BBC contracts, our business, results of operations and financial condition would be materially adversely affected. The initial term of our analog transmission contract with the BBC will expire on March 31, 2007, and our digital transmission contract with the BBC expires on October 31, 2010. In addition, our digital transmission contract with the BBC may be terminated by the BBC after five years if the BBC's board of governors does not believe that digital television in the United Kingdom has enough viewers.

    A substantial portion of our U.K. broadcast transmission operations are conducted using sites owned by National Transmission Limited, or NTL, our major competitor in the United Kingdom. NTL also utilizes our sites for their broadcast operations. See "Business--U.K. Operations--Significant Contracts". This site sharing arrangement with NTL may be terminated with five years' notice by either us or NTL, and may be terminated sooner upon a continuing breach of the agreement. The agreement is set to expire on December 31, 2005. We cannot guarantee that this agreement will not be terminated, which could have a material adverse effect on our business, results of operations and financial condition.

Extensive Regulations Which Could Change at Any Time and Which We Could Fail to Comply With Regulate Our Business--If we fail to comply with applicable regulations, we could be fined or even lose our right to conduct some of our business.

    A variety of foreign, federal, state and local regulations apply to our business. Failure to comply with applicable requirements may lead to civil penalties or require us to assume costly indemnification obligations or breach contractual. We cannot guarantee that existing regulatory policies will not adversely affect the timing or cost of new tower construction or that additional regulations will not be adopted which increase delays or result in additional costs. These factors could have a material adverse effect on our financial condition and results of operations.

    Since we signed our analog transmission contract with the BBC, the BBC has increased its service requirements to include 24-hour broadcasting on our transmission network for the BBC's two national television services and a requirement for us to add a number of additional stations to our network to extend existing BBC services. The BBC has agreed to increases of approximately (Pounds)800,000 ($1,330,240) per year in the charges payable by the BBC to us for these service enhancements. The additional charges, however, may necessitate an amendment to Castle Transmission's transmission telecommunications license. We are discussing with OFTEL, the relevant regulatory authority in the United Kingdom, the most appropriate way to rectify this situation in order to allow the additional services to be provided to the BBC in return for the additional agreed payments. There can be no assurance that we will achieve a favorable resolution of these issues with OFTEL.

Emissions from Our Antennas May Create Health Risks--We could suffer from future claims if the radio frequency emissions from equipment on our towers is demonstrated to cause negative health effects.

    The government imposes requirements and other guidelines on our towers relating to radio frequency emissions. The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. We cannot guarantee that claims relating to radio frequency emissions will not arise in the future.

Our International Operations Expose Us to Changes in Foreign Currency Exchange Rates--If we fail to properly match or hedge the currencies in which we conduct business, we could suffer losses as a result of changes in currency exchange rates.

    We conduct business in countries outside the United States, which exposes us to fluctuations in foreign currency exchange rates. We also intend to expand our international operations in the future. For the three-month period ended March 31, 1999, but without giving effect to the recent and proposed transactions we describe in this prospectus supplement, approximately 79.2% of our consolidated revenues would have originated outside the United States, all of which were denominated in currencies other than U.S. dollars, principally pounds sterling. We have not historically engaged in significant hedging activities relating to our non-U.S. dollar operations, and we could suffer future losses as a result of changes in currency exchange rates.

We Are Heavily Dependent on Our Senior Management--If we lose members of our senior management, we may not be able to find appropriate replacements on a timely basis and our business could be adversely affected.

    Our existing operations and continued future development are dependent to a significant extent upon the performance and active participation of certain key individuals, including our chief executive officer and the chief operating officers of our principal U.S. and U.K. subsidiaries. We cannot guarantee that we will be successful in retaining the services of these, or other key personnel. None of our executives have signed noncompetition agreements. If we were to lose any of these individuals, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected.

We Could Lose Certain Tax Benefits Due to the Equity Offering--If, as a result of any transaction involving our equity securities, an ownership change occurs for federal income tax purposes, our ability to use our net operating losses to reduce our tax liability would be limited.

    Under Section 382 of the Internal Revenue Code of 1986, as amended, an ownership change would be deemed to have occurred if on any testing date the ownership of stock by one or more 5-percent shareholders had increased by more than 50 percentage points during the preceding three years. The need to preserve our net operating losses by complying with the limitations imposed by
Section 382 may limit our ability to raise equity financing in the future.

    The common stock sold upon exchange of the DECS will be deemed, for purposes of Section 382, to have been acquired by an existing separate public group treated as a new 5% public group shareholder which had an increase in ownership. The ownership increase by this public group, as well as any ownership increase by other 5% shareholders, must be taken into account in determining whether we have undergone an ownership change under Section 382.

    It is unclear whether the exchange of the DECS will result in an ownership change. However, we have taken and must continue to take into account the public group ownership increase resulting from the common stock sold in the exchange for three years after the sale in computing the change in ownership for future transactions, including the issuance of additional common stock or equity-related instruments.

Year 2000 Compliance Problems Could Affect Our Business--If we are unable to remedy our year 2000 compliance problems, we may suffer business interruptions, as well as financial loss and reputational harm.

    We are in the process of conducting a comprehensive review of our computer systems to identify which of our systems will need to be modified, upgraded or converted to recognize dates after December 31, 1999, which is known as the year 2000 problem. The failure to correct a material year 2000 problem could result in a system failure, such as the failure of tower lighting or security monitoring systems, or miscalculations causing disruption of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    We cannot assure you that we will be able to resolve all year 2000 compliance issues without any future disruption or that we will not incur significant additional expense in attempting to do so. In addition, if some of our major suppliers and customers fail to address their own year 2000 compliance issues, their non-compliance could have a material adverse effect on us and our operations.

Anti-Takeover Provisions in Our Certificate of Incorporation Could Have Effects That Conflict with the Interests of Our Stockholders--Certain provisions of our certificate of incorporation, by-laws and operative agreements could make it more difficult for a third party to acquire control of us even if such a change in control would be beneficial to you.

    We have a number of anti-takeover devices in place that will hinder takeover attempts and could reduce the market value of our common stock. Our anti-takeover provisions include:

  . the right of the holders of our Class A common stock to elect up to two members of the board of directors;

  . a staggered board of directors;

  . the authority of the board of directors to issue preferred stock without approval of the holders of common stock, other than the holders of our Class A common stock;

  . the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings; and

  . the requirement that the holders of our Class A common stock approve certain changes to our certificate of incorporation or by-laws.

    In addition, our by-laws permit special meetings of the stockholders to be called only upon the request of a majority of the board of directors, and deny stockholders the ability to call such meetings. Under our governance agreement with TdF, TdF generally will have the right to purchase our equity interest in CTSH upon the occurrence of an acquisition of us that is not approved by TdF. In addition, our BBC contracts may be terminated upon the occurrence of certain change of control events described in such contracts. Such provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law, could impede a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. See "Description of Capital Stock" in the attached prospectus.

This Prospectus Supplement Includes Forward-Looking Statements--If our expectations reflected in these forward-looking statements prove to be incorrect, our actual results could differ materially from these expectations.

    This document includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this document, including, without limitation, the statements under "Summary", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Industry Background" and "Business" and located elsewhere in this prospectus supplement supplement regarding industry prospects, our prospects and our financial position are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this document, including, without limitation, in conjunction with the forward-looking statements included under "Risk Factors". All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is listed and traded on the Nasdaq National Market under the symbol "TWRS". The following table sets forth for the periods indicated the high and low sale prices of the common stock as reported by Nasdaq:

                                                                   High   Low
                                                                  ------ ------
   1998
     Third Quarter............................................... $13.31 $ 6.00
     Fourth Quarter..............................................  23.50   9.87
   1999
     First Quarter............................................... $23.50 $16.63
     Second Quarter..............................................  21.50  16.38
     Third Quarter (through August 4, 1999)......................  25.50  19.31

    On August 4, 1999, the last reported sale price of the common stock as reported by Nasdaq was $22.00. As of August 4, 1999, there were approximately 320 holders of record of the common stock.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. It is our current policy to retain earnings to finance the expansion of our operations. Future declaration and payment of dividends, if any, will be determined in light of the then-current conditions, including:

  . our earnings;

  . our operations;

  . our capital requirements;

  . our financial condition; and

  . other factors deemed relevant by our board of directors.

    In addition, our ability to pay dividends is limited by the terms of our debt instruments and the terms of the certificate of designations in respect of our exchangeable preferred stock. See "Description of Certain Indebtedness".

                                 CAPITALIZATION

    The following table sets forth as of March 31, 1999:

    . our historical capitalization;

    . our pro forma capitalization after giving effect to our recent offerings; and

    . our pro forma capitalization after giving effect to such offerings and the recent transactions we describe in this prospectus supplement.

The information set forth below should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement, and the consolidated financial statements and related notes included in CCIC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q. See "Unaudited Pro Forma Condensed Consolidated Financial Statements" for detail regarding the pro forma adjustments.

                                                     March 31, 1999
                                           -------------------------------------
                                                                     Pro Forma
                                                                    for Recent
                                                       Pro Forma   Offerings and
                                                       for Recent     Recent
                                             Actual    Offerings   Transactions
                                           ----------  ----------  -------------
                                           (Dollars in thousands, except share
                                                        amounts)
Cash and cash equivalents................  $  101,847  $1,345,769   $  741,152
                                           ==========  ==========   ==========
Notes payable and current maturities of
 long-term debt..........................  $      --   $      --    $      --
                                           ==========  ==========   ==========
Long-term debt (less current maturities):
 Senior Credit Facility(a)...............  $   40,000  $   40,000   $   40,000
 Castle Transmission Credit Facility(a)..      83,513      83,513       83,513
 Joint Venture Credit Facility...........     180,000     180,000      180,000
 10 5/8% Senior Discount Notes due 2007..     172,505     172,505      172,505
 10 3/8% Senior Discount Notes due 2011..         --      301,695      301,695
 9% Senior Notes due 2011................         --      180,000      180,000
 11 1/4% Senior Discount Notes due 2011..         --      150,511      150,511
 9 1/2% Senior Notes due 2011............         --      125,000      125,000
 9% Guaranteed Bonds due 2007............     195,172     195,172      195,172
 Term Loans due 2007.....................     100,000         --           --
                                           ----------  ----------   ----------
  Total long-term debt...................     771,190   1,428,396    1,428,396
                                           ----------  ----------   ----------
Minority interests.......................      53,098      53,098       53,098
Redeemable preferred stock:
 Exchangeable Preferred Stock ($.01 par
  value; 400,000 shares authorized;
  206,375 shares issued).................     207,471     207,471      207,471
Stockholders' equity:
 Common stock ($.01 par value;
  690,000,000 shares authorized):
  Common stock (99,168,585 shares issued,
   actual; 137,065,915 shares issued, pro
   forma for offerings; and 146,149,942
   shares issued, pro forma for the
   offerings and the proposed
   transactions).........................         992       1,371        1,461
  Class A common stock (11,340,000 shares
   issued)...............................         113         113          113
 Additional paid-in capital..............   1,051,224   1,663,021    1,842,931
 Cumulative foreign currency translation
  adjustment.............................      (3,053)     (3,053)      (3,053)
 Accumulated deficit.....................     (82,520)    (85,520)     (85,520)
                                           ----------  ----------   ----------
  Total stockholders' equity.............     966,756   1,575,932    1,755,932
                                           ----------  ----------   ----------
   Total capitalization..................  $1,998,515  $3,264,897   $3,444,897
                                           ==========  ==========   ==========

--------
(a) As of June 1, 1999 Crown Communication had unused borrowing availability under its senior credit facility of approximately $25.9 million, and Castle Transmission had approximately (Pounds)9.2 million ($14.8 million) of unused borrowing availability under its credit facility. See "Description of Certain Indebtedness".

    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of CCIC and the historical financial statements of the entities acquired by CCIC during the periods presented, adjusted to give effect to the following transactions:

    (1) the roll-up of our U.K. subsidiary to an 80% ownership interest in August 1998;

    (2) CCIC's initial public offering in August 1998;

    (3) the conversion of CCIC's senior convertible preferred stock into common stock, all of which had been converted as of July 17, 1998;

    (4) the issuance of the exchangeable preferred stock in December 1998;

    (5) the recent debt and equity offerings;

    (6) the Bell Atlantic joint venture;

    (7) the BellSouth transaction; and

    (8) the Powertel acquisition.

    The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1998 gives effect to these transactions as if they had occurred as of January 1, 1998. The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 1999 gives effect to the (1) recent debt and equity offerings described in clause
(5) above and (2) the recent transactions described in clauses (6), (7) and (8) above as if they had occurred as of January 1, 1999. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the (1) recent debt and equity offerings described in clause (5) above and (2) the recent transactions described in clauses (7) and (8) above as if they had occurred as of March 31, 1999. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.

    The pro forma financial statements do not purport to represent what CCIC's results of operations or financial condition would actually have been had these transactions in fact occurred on such dates or to project CCIC's results of operations or financial condition for any future date or period. The pro forma financial statements should be read in conjunction with the consolidated financial statements and related notes included in CCIC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

    The roll-up, the Bell Atlantic joint venture and the Powertel acquisition are accounted for under the purchase method of accounting. The total purchase price for the roll-up, the Bell Atlantic joint venture and the Powertel acquisition has been allocated to the identifiable tangible and intangible assets and liabilities of the applicable acquired business based upon CCIC's preliminary estimate of their fair values with the remainder allocated to goodwill and other intangible assets. The allocations of the purchase prices may be revised when additional information concerning asset and liability valuations is obtained; however, we do not expect that any such revisions will have a material effect on our consolidated financial position or results of operations. We have recorded the purchase price for the roll-up based on (1) the number of shares of our common stock and Class A common stock exchanged for shares of CTSH's capital stock and (2) the price per share received by us in our initial public offering.

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                         Year Ended December 31, 1998
               (Dollars in thousands, except per share amounts)

                                                                                     Pro Forma   Historical
                                                                                      for 1998      Bell
                                         Adjustments     Pro Forma   Adjustments    Transactions  Atlantic  Adjustments
                   Historical Historical   for 1998       for 1998       for            and        Joint     for Joint
                    CCIC(a)    CTSH(b)   Transactions   Transactions  Offerings      Offerings   Venture(j)   Venture
                   ---------- ---------- ------------   ------------ -----------    ------------ ---------- -----------
Net revenues:
 Site rental and
 broadcast
 transmission....   $ 75,028   $84,714     $    --        $159,742    $    --        $ 159,742    $ 11,183    $31,009(k)
 Network services
 and other.......     38,050    12,514         (265)(c)     50,299         --           50,299         --         --
                    --------   -------     --------       --------    --------       ---------    --------    -------
 Total net
 revenues........    113,078    97,228         (265)       210,041         --          210,041      11,183     31,009
                    --------   -------     --------       --------    --------       ---------    --------    -------
Operating
 expenses:
 Costs of
 operations:
 Site rental and
 broadcast
 transmission....     26,254    35,901          --          62,155         --           62,155      14,941        -- (l)
 Network services
 and other.......     21,564     7,916          --          29,480         --           29,480         --         --
 General and
 administrative..     23,571     5,265         (265)(c)     28,571         --           28,571         --         -- (l)
 Corporate
 development.....      4,625         8          --           4,633         --            4,633         --         --
 Non-cash
 compensation
 charges.........     12,758     3,831          --          16,589         --           16,589         --         --
 Depreciation and
 amortization....     37,239    25,684       11,463 (d)     74,386         --           74,386       6,278     23,346 (m)
                    --------   -------     --------       --------    --------       ---------    --------    -------
                     126,011    78,605       11,198        215,814         --          215,814      21,219     23,346
                    --------   -------     --------       --------    --------       ---------    --------    -------
Operating income
 (loss)..........    (12,933)   18,623      (11,463)        (5,773)        --           (5,773)    (10,036)     7,663
Other income
 (expense):
 Equity in
 earnings of
 unconsolidated
 affiliate.......      2,055       --        (2,055)(e)        --          --              --          --         --
 Interest and
 other income
 (expense).......      4,220       725          --           4,945         --            4,945         --         --
 Interest expense
 and amortization
 of deferred
 financing
 costs...........    (29,089)  (13,378)       3,689 (f)    (38,778)    (82,468)(i)    (121,246)        --     (17,711)(n)
                    --------   -------     --------       --------    --------       ---------    --------    -------
Income (loss)
 before income
 taxes and
 minority
 interests.......    (35,747)    5,970       (9,829)       (39,606)    (82,468)       (122,074)    (10,036)   (10,048)
Provision for
 income taxes....       (374)      --           --            (374)        --             (374)        --         --
Minority
 interests.......     (1,654)      --        (1,194)(g)     (2,848)        --           (2,848)        --       4,155 (o)
                    --------   -------     --------       --------    --------       ---------    --------    -------
Net income
 (loss)..........    (37,775)    5,970      (11,023)       (42,828)   (82,468)        (125,296)    (10,036)    (5,893)
Dividends on
 preferred
 stock...........     (5,411)      --       (21,334)(h)    (26,745)        --          (26,745)        --         --
                    --------   -------     --------       --------    --------       ---------    --------    -------
Net income (loss)
 after deduction
 of dividends on
 preferred
 stock...........   $(43,186)  $ 5,970     $(32,357)      $(69,573)   $(82,468)      $(152,041)   $(10,036)   $(5,893)
                    ========   =======     ========       ========    ========       =========    ========    =======
Loss per common
 share--basic and
 diluted ........   $  (1.02)                             $  (0.74)                  $   (1.20)
                    ========                              ========                   =========
Common shares
 outstanding--
 basic and
 diluted (in
 thousands)......     42,518                                94,064                     126,566
                    ========                              ========                   =========
                     Pro Forma
                     for 1998
                   Transactions, Adjustments                 Adjustments
                     Offerings       for                         for        Pro Forma
                     and Joint    BellSouth      Historical   Powertel       for the
                      Venture    Transaction     Powertel(s) Acquisition   Transactions
                   ------------- --------------- ----------- ------------- ------------
Net revenues:
 Site rental and
 broadcast
 transmission....    $ 201,934     $33,840(p)     $  1,865     $14,040(t)   $ 251,679
 Network services
 and other.......       50,299         --              --          --          50,299
                   ------------- --------------- ----------- ------------- ------------
 Total net
 revenues........      252,233      33,840           1,865      14,040        301,978
                   ------------- --------------- ----------- ------------- ------------
Operating
 expenses:
 Costs of
 operations:
 Site rental and
 broadcast
 transmission....       77,096      11,400(l)(q)     6,167         -- (l)      94,663
 Network services
 and other.......       29,480         --              --          --          29,480
 General and
 administrative..       28,571         -- (l)          --          -- (l)      28,571
 Corporate
 development.....        4,633         --              --          --           4,633
 Non-cash
 compensation
 charges.........       16,589         --              --          --          16,589
 Depreciation and
 amortization....      104,010      30,500 (r)       7,534       6,111 (u)    148,155
                   ------------- --------------- ----------- ------------- ------------
                       260,379      41,900          13,701       6,111        322,091
                   ------------- --------------- ----------- ------------- ------------
Operating income
 (loss)..........       (8,146)     (8,060)        (11,836)      7,929        (20,113)
Other income
 (expense):
 Equity in
 earnings of
 unconsolidated
 affiliate.......          --          --              --          --             --
 Interest and
 other income
 (expense).......        4,945         --              --          --           4,945
 Interest expense
 and amortization
 of deferred
 financing
 costs...........     (138,957)        --              --          --        (138,957)
                   ------------- --------------- ----------- ------------- ------------
Income (loss)
 before income
 taxes and
 minority
 interests.......     (142,158)     (8,060)        (11,836)      7,929       (154,125)
Provision for
 income taxes....         (374)        --              --          --            (374)
Minority
 interests.......        1,307         --              --          --           1,307
                   ------------- --------------- ----------- ------------- ------------
Net income
 (loss)..........     (141,225)     (8,060)        (11,836)      7,929       (153,192)
Dividends on
 preferred
 stock...........      (26,745)        --              --          --         (26,745)
                   ------------- --------------- ----------- ------------- ------------
Net income (loss)
 after deduction
 of dividends on
 preferred
 stock...........    $(167,970)    $(8,060)       $(11,836)    $ 7,929      $(179,937)
                   ============= =============== =========== ============= ============
Loss per common
 share--basic and
 diluted ........    $   (1.14)                                             $   (1.15)
                   =============                                           ============
Common shares
 outstanding--
 basic and
 diluted (in
 thousands)......      147,559                                                156,643
                   =============                                           ============

      See Notes to Unaudited Pro Forma Condensed Consolidated Statements of
                                  Operations

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                       Three Months Ended March 31, 1999
               (Dollars in thousands, except per share amounts)

                                                         Historical               Pro Forma
                                                            Bell                     for     Adjustments
                                Adjustments   Pro Forma   Atlantic  Adjustments   Offerings      for
                     Historical     for          for       Joint     for Joint    and Joint   BellSouth      Historical
                      CCIC(a)    Offerings    Offerings  Venture(j)   Venture      Venture   Transaction     Powertel(s)
                     ---------- -----------   ---------  ---------- -----------   ---------  -----------     -----------
Net revenues:
 Site rental and
 broadcast
 transmission......   $ 45,326   $     --     $ 45,326    $ 3,705     $ 8,092(k)  $ 57,123     $ 8,460(p)      $ 1,118
 Network services
 and other.........      9,783         --        9,783         --          --        9,783          --              --
                      --------   --------     --------    -------     -------     --------     -------         -------
   Total net
   revenues........     55,109         --       55,109      3,705       8,092       66,906       8,460           1,118
                      --------   --------     --------    -------     -------     --------     -------         -------
Operating expenses:
 Costs of
 operations:
   Site rental and
   broadcast
   transmission....     18,527         --       18,527      5,359          --(l)    23,886       2,850(l)(q)     1,641
   Network services
   and other.......      6,982         --        6,982         --          --        6,982          --              --
 General and
 administrative....      8,304         --        8,304         --          --(l)     8,304          --(l)           --
 Corporate
 development.......        874         --          874         --          --          874          --              --
 Restructuring
 charges...........      1,814         --        1,814         --          --        1,814          --              --
 Non-cash
 compensation
 charges...........        667         --          667         --          --          667          --              --
 Depreciation and
 amortization......     19,656         --       19,656      1,899       6,222(m)    27,777       7,625(r)        2,151
                      --------   --------     --------    -------     -------     --------     -------         -------
                        56,824         --       56,824      7,258       6,222       70,304      10,475           3,792
                      --------   --------     --------    -------     -------     --------     -------         -------
Operating income
(loss).............     (1,715)        --       (1,715)    (3,553)      1,870       (3,398)     (2,015)         (2,674)
Other income
(expense):
 Interest and
 other income
 (expense).........        340         --          340         --          --          340          --              --
 Interest expense
 and amortization
 of deferred
 financing costs...    (11,286)  (22,545)(i)   (33,831)        --      (4,428)(n)  (38,259)         --              --
                      --------   --------     --------    -------     -------     --------     -------         -------
Income (loss)
before income
taxes, minority
interests and
cumulative effect
of change in
accounting
principle..........    (12,661)   (22,545)     (35,206)    (3,553)     (2,558)     (41,317)     (2,015)         (2,674)
Provision for
income taxes.......       (127)        --         (127)        --          --         (127)         --              --
Minority
interests..........       (685)        --         (685)        --       1,224(o)       539          --              --
                      --------   --------     --------    -------     -------     --------     -------         -------
Income (loss)
before cumulative
effect of change in
accounting
principle..........    (13,473)   (22,545)     (36,018)    (3,553)     (1,334)     (40,905)     (2,015)         (2,674)
Cumulative effect
of change in
accounting
principle for costs
of start-up
activities.........     (2,414)        --       (2,414)        --          --       (2,414)         --              --
                      --------   --------     --------    -------     -------     --------     -------         -------
Net income (loss)..    (15,887)   (22,545)     (38,432)    (3,553)     (1,334)     (43,319)     (2,015)         (2,674)
Dividends on
preferred stock....     (6,408)        --       (6,408)        --          --       (6,408)         --              --
                      --------   --------     --------    -------     -------     --------     -------         -------
Net income (loss)
after deduction of
dividends on
preferred stock....   $(22,295)  $(22,545)    $(44,840)   $(3,553)    $(1,334)    $(49,727)    $(2,015)        $(2,674)
                      ========   ========     ========    =======     =======     ========     =======         =======
Per common share--
basic and diluted:
 Loss before
 cumulative effect
 of change in
 accounting
 principle.........   $  (0.21)               $  (0.33)                           $  (0.32)
 Cumulative effect
 of change in
 accounting
 principle.........      (0.03)                  (0.02)                              (0.02)
                      --------                --------                            --------
 Net loss..........   $  (0.24)               $  (0.35)                           $  (0.34)
                      ========                ========                            ========
Common shares
outstanding--basic
and diluted (in
thousands).........     94,732                 127,234                             148,227
                      ========                ========                            ========
                     Adjustments
                         for       Pro Forma
                      Powertel      for the
                     Acquisition  Transactions
                     ------------ ------------
Net revenues:
 Site rental and
 broadcast
 transmission......    $3,510(t)    $ 70,211
 Network services
 and other.........        --          9,783
                     ------------ ------------
   Total net
   revenues........     3,510         79,994
                     ------------ ------------
Operating expenses:
 Costs of
 operations:
   Site rental and
   broadcast
   transmission....        --(l)      28,377
   Network services
   and other.......        --          6,982
 General and
 administrative....        --(l)       8,304
 Corporate
 development.......        --            874
 Restructuring
 charges...........        --          1,814
 Non-cash
 compensation
 charges...........        --            667
 Depreciation and
 amortization......     1,244(u)      38,797
                     ------------ ------------
                        1,244         85,815
                     ------------ ------------
Operating income
(loss).............     2,266         (5,821)
Other income
(expense):
 Interest and
 other income
 (expense).........        --            340
 Interest expense
 and amortization
 of deferred
 financing costs...        --        (38,259)
                     ------------ ------------
Income (loss)
before income
taxes, minority
interests and
cumulative effect
of change in
accounting
principle..........     2,266        (43,740)
Provision for
income taxes.......        --           (127)
Minority
interests..........        --            539
                     ------------ ------------
Income (loss)
before cumulative
effect of change in
accounting
principle..........     2,266        (43,328)
Cumulative effect
of change in
accounting
principle for costs
of start-up
activities.........        --         (2,414)
                     ------------ ------------
Net income (loss)..     2,266        (45,742)
Dividends on
preferred stock....        --         (6,408)
                     ------------ ------------
Net income (loss)
after deduction of
dividends on
preferred stock....    $2,266       $(52,150)
                     ============ ============
Per common share--
basic and diluted:
 Loss before
 cumulative effect
 of change in
 accounting
 principle.........                 $  (0.32)
 Cumulative effect
 of change in
 accounting
 principle.........                    (0.01)
                                  ------------
 Net loss..........                 $  (0.33)
                                  ============
Common shares
outstanding--basic
and diluted (in
thousands).........                  157,311
                                  ============

     See Notes to Unaudited Pro Forma Condensed Consolidated Statements of
                                  Operations

  Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations
                             (Dollars in thousands)

(a) The historical results of operations for our U.K. business are included in CCIC's historical results of operations for the period from the date of the roll-up, August 21, 1998, through December 31, 1998.
(b) Reflects the historical results of operations of our U.K. business (under U.S. GAAP) for the periods prior to the completion of the roll-up on August 21, 1998. Such results have been translated from pounds sterling to U.S. dollars at the average noon buying rate for the period.
(c) Reflects the elimination of management fees payable to CCIC from Castle Transmission.
(d) Reflects the incremental amortization of goodwill as a result of the roll-up. Goodwill is being amortized over twenty years.
(e) Reflects the elimination of equity accounting adjustments to include CCIC's percentage in our U.K. business' earnings and losses.
(f) Reflects decrease in interest expense attributable to the repayment of borrowings under CCIC's senior credit facility from a portion of the net proceeds from the issuance of our exchangeable preferred stock.
(g) Reflects the minority interest in dividends accrued on CTSH's redeemable preference shares.
(h) Reflects (1) decrease in dividends of $4,348 attributable to the conversion of the outstanding shares of senior convertible preferred stock into shares of common stock and (2) increase in dividends of $25,682 attributable to the exchangeable preferred stock.
(i) Reflects:
  (1) increase in interest expense as a result of the issuance of the notes in the recent debt offerings of $77,597 for the year ended December 31, 1998 and $19,077 for the three months ended March 31, 1999;
  (2) amortization of deferred financing costs related to the notes issued in the recent debt offerings of $1,871 for the year ended December 31, 1998 and $468 for the three months ended March 31, 1999; and
  (3) nonrecurring financing fees of $3,000 for both periods related to the term loans incurred to fund the escrow payments in connection with the BellSouth transaction and the Powertel acquisition.
(j) Reflects the historical results of operations of the tower operations contributed to the Bell Atlantic joint venture.
(k) Reflects additional revenues to be recognized by the Bell Atlantic joint venture under the global lease and the formation agreement.
(l) We expect that the Bell Atlantic joint venture will incur incremental operating expenses as a stand-alone entity. Such incremental expenses are currently estimated to amount to approximately $5,137 per year. In addition, we expect that we will incur incremental operating expenses as a result of the BellSouth transaction and the Powertel acquisition. Such incremental expenses are currently estimated to amount to approximately $15,917 per year. These incremental operating expenses are based on management's best estimates rather than any contractual obligations; as such, these amounts have not been presented as adjustments in the accompanying pro forma financial statement.
(m) Reflects the incremental depreciation of property and equipment as a result of the Bell Atlantic joint venture. Property and equipment is being depreciated over twenty years.
(n) Reflects additional interest expense attributable to borrowings under the credit facility entered into by the Bell Atlantic joint venture. Such borrowings are initially estimated to incur interest at a rate of 9.25% per annum.
(o) Reflects the minority partner's 38.5% interest in the joint venture's operations.
(p) Reflects additional revenues to be recognized by CCIC in connection with the BellSouth transaction for the sublease of tower space by BellSouth. This amount includes: $26,640 in revenues to be received from BellSouth and $7,200 in revenues to be received from other tenants for the year ended December 31, 1998; and $6,660 in revenues to be received from BellSouth and $1,800 in revenues to be received from other tenants for the three months ended March 31, 1999.

(q) Reflects additional costs to be incurred for ground rents in connection with the preliminary BellSouth agreement.
(r) Reflects the incremental depreciation of property and equipment as a result of the BellSouth transaction. Property and equipment is being depreciated over twenty years.
(s) Reflects the historical results of operations of the tower operations acquired in the Powertel acquisition.
(t) Reflects additional revenues to be recognized by CCIC in connection with the Powertel acquisition under the master site agreements.
(u) Reflects the incremental depreciation of property and equipment as a result of the Powertel acquisition. Property and equipment is being depreciated over twenty years.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              As of March 31, 1999
                             (Dollars in thousands)

                                                               Adjustments                Adjustments
                                     Adjustments    Pro Forma      for                        for         Pro Forma
                          Historical     for           for      BellSouth     Historical   Powertel        for the
                             CCIC     Offerings     Offerings  Transaction    Powertel(h) Acquisition    Transactions
                          ---------- -----------    ---------- -----------    ----------- -----------    ------------
Assets:
Current assets:
  Cash and cash
   equivalents..........  $  101,847 $1,243,922(a)  $1,345,769  $(380,000)(e)  $     --    $(224,617)(i)  $  741,152
  Receivables...........      37,146         --         37,146         --            --           --          37,146
  Inventories...........       8,634         --          8,634         --            --           --           8,634
  Prepaid expenses and
   other current
   assets...............       7,148         --          7,148         --         1,604           --           8,752
                          ---------- ----------     ----------  ---------      --------    ---------      ----------
   Total current
    assets..............     154,775  1,243,922      1,398,697   (380,000)        1,604     (224,617)        795,684
Property and equipment,
 net....................   1,233,204         --      1,233,204    610,000 (f)   116,722      156,380 (j)   2,116,306
Escrow deposits for
 acquisitions...........     100,000         --        100,000    (50,000)(e)        --      (50,000)(i)          --
Goodwill and other
 intangible assets,
 net....................     617,769         --        617,769         --            --           --         617,769
Deferred financing costs
 and other assets, net..      17,946     22,460(b)      40,406         --            --           --          40,406
                          ---------- ----------     ----------  ---------      --------    ---------      ----------
                          $2,123,694 $1,266,382     $3,390,076  $ 180,000      $118,326    $(118,237)     $3,570,165
                          ========== ==========     ==========  =========      ========    =========      ==========
Liabilities and
 Stockholders' Equity:
Current liabilities:
  Accounts payable......  $   27,383 $       --     $   27,383  $      --      $     --    $      --      $   27,383
  Other current
   liabilities..........      50,912         --         50,912         --            89           --          51,001
  Long-term debt,
   current maturities...          --         --             --         --            --           --              --
                          ---------- ----------     ----------  ---------      --------    ---------      ----------
   Total current
    liabilities.........      78,295         --         78,295         --            89           --          78,384
Long-term debt, less
 current maturities.....     771,190    657,206(c)   1,428,396         --            --           --       1,428,396
Other liabilities.......      46,884         --         46,884         --            --           --          46,884
                          ---------- ----------     ----------  ---------      --------    ---------      ----------
   Total liabilities....     896,369    657,206      1,553,575         --            89           --       1,553,664
                          ---------- ----------     ----------  ---------      --------    ---------      ----------
Minority interests......      53,098         --         53,098         --            --           --          53,098
Redeemable preferred
 stock..................     207,471         --        207,471         --            --           --         207,471
Stockholders' equity....     966,756    609,176(d)   1,575,932    180,000 (g)   118,237     (118,237)(k)   1,755,932
                          ---------- ----------     ----------  ---------      --------    ---------      ----------
                          $2,123,694 $1,266,382     $3,390,076  $ 180,000      $118,326    $(118,237)     $3,570,165
                          ========== ==========     ==========  =========      ========    =========      ==========

     See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

       Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet
                             (Dollars in thousands)

 (a) Reflects the following adjustments to cash and cash
     equivalents:
     (1) Increase resulting from the receipt of proceeds from
         the recent offerings...................................   $   1,179,831
     (2) Decrease resulting from the payment of underwriting
         discounts and commissions and other fees and expenses
         related to the recent offerings........................         (41,365)
     (3) Decrease resulting from the payment of outstanding
         borrowings and nonrecurring financing fees related to
         the term loans used to finance the BellSouth and
         Powertel escrow payments...............................        (103,000)
     (4) Increase resulting from sale of common stock to TdF
         under its preemptive rights from the Bell Atlantic
         joint venture and the equity offering..................         208,456
                                                                   -------------
         Total adjustments to cash and cash equivalents.........   $   1,243,922
                                                                   =============
 (b) Reflects deferred financing costs resulting from the
     payment of underwriting discounts and commissions and other fees and expenses related to the recent debt offerings.
 (c) Reflects the following adjustments to long-term debt, less current maturities:
     (1) Increase resulting from the receipt of proceeds from
         the recent debt offerings..............................   $     757,206
     (2) Decrease resulting from the repayment of outstanding
         borrowings under the term loans used to finance the
         BellSouth and Powertel escrow payments.................        (100,000)
                                                                   -------------
         Total adjustments to long-term debt, less current
     maturities.................................................   $     657,206
                                                                   =============
 (d) Reflects the following adjustments to stockholders' equity:
     (1) Increase resulting from the receipt of proceeds from
         the recent equity offering.............................   $     422,625
     (2) Decrease resulting from the payment of underwriting
         discounts and commissions and other fees and expenses
         related to the recent equity offering..................         (18,905)
     (3) Decrease resulting from payment of nonrecurring
         financing fees related to the term loans used to
         finance the BellSouth and Powertel escrow payments.....          (3,000)
     (4) Increase resulting from sale of common stock to TdF
         under its preemptive rights from the Bell Atlantic
         joint venture and the equity offering..................         208,456
                                                                   -------------
     Total adjustments to stockholders' equity..................   $     609,176
                                                                   =============
 (e) Reflects the payment of the cash portion of the purchase price for the
     BellSouth transaction.
 (f) Reflects the basis of property and equipment recorded in connection with the BellSouth transaction.
 (g) Reflects the increase resulting from the issuance of common stock for a portion of the purchase price for the BellSouth transaction.
 (h) Reflects the historical amounts from the statement of net assets for the tower operations acquired in the Powertel acquisition.
 (i) Reflects the payment of the closing price for the Powertel acquisition.
 (j) Reflects the increase in basis of property and equipment acquired in the
     Powertel acquisition.
 (k) Reflects the elimination of the historical basis of the net assets acquired in the Powertel acquisition.

    The following table summarizes the adjustments for the recent offerings, with increases to liabilities and stockholders' equity balances shown as negative amounts:

                                     Adjustment Reference
                              ------------------------------------
                              (a)(1), (a)(4),  (a)(2),    (a)(3),
                              (c)(1), (d)(1),    (b),     (c)(2),
                                   (d)(4)       (d)(2)    (d)(3)      Totals
                              ---------------- --------  ---------  ----------
Cash and cash equivalents...     $1,388,287    $(41,365) $(103,000) $1,243,922
Deferred financing cost and
 other assets, net..........            --       22,460        --       22,460
Long-term debt, less current
 maturities.................       (757,206)        --     100,000    (657,206)
Stockholders' equity........       (631,081)     18,905      3,000    (609,176)
                                 ----------    --------  ---------  ----------
                                 $      --     $    --   $     --   $      --
                                 ==========    ========  =========  ==========


    The following table summarizes the adjustments for the BellSouth transaction, with increases to liabilities and stockholders' equity balances shown as negative amounts:

                                                            Adjustment Reference
                                                            --------------------
                                                                (e),(f),(g)
                                                            --------------------
   Cash and cash equivalents...............................      $(380,000)
   Property and equipment, net.............................        610,000
   Escrow deposits for acquisitions........................        (50,000)
   Stockholders' equity....................................       (180,000)
                                                                 ---------
                                                                 $     --
                                                                 =========

    The following table summarizes the adjustments for the Powertel acquisition, with increases to liabilities and stockholders' equity balances shown as negative amounts:

                                                            Adjustment Reference
                                                            --------------------
                                                                (i),(j),(k)
                                                            --------------------
   Cash and cash equivalents...............................      $(224,617)
   Property and equipment, net.............................        156,380
   Escrow deposits for acquisitions........................        (50,000)
   Stockholders' equity....................................        118,237
                                                                 ---------
                                                                 $     --
                                                                 =========

                   SELECTED FINANCIAL AND OTHER DATA OF CCIC

    The selected historical consolidated financial and other data for CCIC set forth below for each of the four years in the period ended December 31, 1998, and as of December 31, 1995, 1996, 1997 and 1998, have been derived from the consolidated financial statements of CCIC, which have been audited by KPMG LLP, independent certified public accountants. The summary historical consolidated financial and other data for CCIC set forth below for the three months ended March 31, 1998 and 1999, and as of March 31, 1999, have been derived from the unaudited consolidated financial statements of CCIC, which include all adjustments that CCIC considers necessary for a fair presentation of the financial position and results of operations for those periods. Operating results for the three months ended March 31, 1998 and 1999 are not necessarily indicative of the results that may be expected for the entire year. The results of operations for the three months ended March 31, 1999 are not comparable to the three months ended March 31, 1998, the results for the year ended December 31, 1998 are not comparable to the year ended December 31, 1997, and the results for the year ended December 31, 1997 are not comparable to the year ended December 31, 1996 as a result of business acquisitions completed in 1997 and 1998. Results of operations of these acquired businesses are included in CCIC's consolidated financial statements for the periods after the respective dates of acquisition. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--CCIC" included elsewhere in this prospectus supplement and the consolidated financial statements and related notes of CCIC included in CCIC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                                                                Three Months
                             Years Ended December 31,         Ended March 31,
                          ----------------------------------  -----------------
                           1995    1996     1997      1998     1998      1999
                          ------  ------  --------  --------  -------  --------
                          (Dollars in thousands, except per share amounts)
Statement of Operations
 Data:
Net revenues:
 Site rental and
  broadcast
  transmission..........  $4,052  $5,615  $ 11,010  $ 75,028  $ 5,061  $ 45,326
 Network services and
  other.................       6     592    20,395    38,050    6,776     9,783
                          ------  ------  --------  --------  -------  --------
   Total net revenues...   4,058   6,207    31,405   113,078   11,837    55,109
                          ------  ------  --------  --------  -------  --------
Costs of operations:
 Site rental and
  broadcast
  transmission..........   1,226   1,292     2,213    26,254    1,172    18,527
 Network services and
  other.................     --        8    13,137    21,564    4,421     6,982
                          ------  ------  --------  --------  -------  --------
   Total costs of
    operations..........   1,226   1,300    15,350    47,818    5,593    25,509
                          ------  ------  --------  --------  -------  --------
General and
 administrative.........     729   1,678     6,824    23,571    3,803     8,304
Corporate
 development(a).........     204   1,324     5,731     4,625    1,331       874
Restructuring charges...     --      --        --        --       --      1,814
Non-cash compensation
 charges(b).............     --      --        --     12,758      --        667
Depreciation and
 amortization...........     836   1,242     6,952    37,239    3,604    19,656
                          ------  ------  --------  --------  -------  --------
Operating income
 (loss).................   1,063     663    (3,452)  (12,933)  (2,494)   (1,715)
Equity in earnings
 (losses) of
 unconsolidated
 affiliate..............     --      --     (1,138)    2,055      (99)      --
Interest and other
 income (expense)(c)....      53     193     1,951     4,220      706       340
Interest expense and
 amortization of
 deferred financing
 costs..................  (1,137) (1,803)   (9,254)  (29,089)  (4,706)  (11,286)
                          ------  ------  --------  --------  -------  --------
Loss before income
 taxes, minority
 interests and
 cumulative effect of
 change in accounting
 principle..............     (21)   (947)  (11,893)  (35,747)  (6,593)  (12,661)
Provision for income
 taxes..................     --      (10)      (49)     (374)     (13)     (127)
Minority interests......     --      --        --     (1,654)     --       (685)
                          ------  ------  --------  --------  -------  --------
Loss before cumulative
 effect of change in
 accounting principle...     (21)   (957)  (11,942)  (37,775)  (6,606)  (13,473)
Cumulative effect of
 change in accounting
 principle for costs of
 start-up activities....     --      --        --        --       --     (2,414)
                          ------  ------  --------  --------  -------  --------
Net loss................     (21)   (957)  (11,942)  (37,775)  (6,606)  (15,887)
Dividends on preferred
 stock..................     --      --     (2,199)   (5,411)  (2,055)   (6,408)
                          ------  ------  --------  --------  -------  --------
Net loss after deduction
 of dividends on
 preferred stock........  $  (21) $ (957) $(14,141) $(43,186) $(8,661) $(22,295)
                          ======  ======  ========  ========  =======  ========
Per common share--basic
 and diluted:
 Loss before cumulative
  effect of change in
  accounting
  principle.............  $(0.01) $(0.27) $  (2.27) $  (1.02) $ (0.79) $  (0.21)
 Cumulative effect of
  change in accounting
  principle.............     --      --        --        --       --      (0.03)
                          ------  ------  --------  --------  -------  --------
 Net loss...............  $(0.01) $(0.27) $  (2.27) $  (1.02) $ (0.79) $  (0.24)
                          ======  ======  ========  ========  =======  ========

                                                                     Three Months Ended
                                 Years Ended December 31,                 March 31,
                          -----------------------------------------  --------------------
                            1995      1996      1997        1998       1998       1999
                          --------  --------  ---------  ----------  --------  ----------
                                            (Dollars in thousands)
Common shares
 outstanding--basic and
 diluted (in
 thousands).............     3,316     3,503      6,238      42,518    10,954      94,732
                          ========  ========  =========  ==========  ========  ==========
Other Data:
Site data (at period
 end)(d):
Towers owned............       126       155        240       1,344       331       3,683
Towers managed..........         7         7        133         129       128          13
Rooftop sites managed
 (revenue producing)....        41        52         80         135        71         146
                          --------  --------  ---------  ----------  --------  ----------
Total sites owned and
 managed................       174       214        453       1,608       530       3,842
                          ========  ========  =========  ==========  ========  ==========
EBITDA(e)...............  $  1,899  $  1,905  $   3,500  $   37,064  $  1,110  $   20,422
Capital expenditures....       161       890     18,035     138,759    24,539      76,363
Summary cash flow
 information:
 Net cash provided by
  (used for) operating
  activities............     1,672      (530)      (624)     44,976    (2,951)     20,487
 Net cash used for
  investing activities..   (16,673)  (13,916)  (111,484)   (149,248)  (24,539)   (281,208)
 Net cash provided by
  financing activities..    15,597    21,193    159,843     345,248    25,807      66,397
Ratio of earnings to
 fixed charges(f).......       --        --         --          --        --          --
Balance Sheet Data (at
 period end):
Cash and cash
 equivalents............  $    596  $  7,343  $  55,078  $  296,450            $  101,847
Property and equipment,
 net....................    16,003    26,753     81,968     592,594             1,233,204
Total assets............    19,875    41,226    371,391   1,523,230             2,123,694
Total debt..............    11,182    22,052    156,293     429,710               771,190
Redeemable preferred
 stock(g)...............     5,175    15,550    160,749     201,063               207,471
Total stockholders'
 equity (deficit).......       619      (210)    41,792     737,562               966,756

--------
(a) Corporate development expenses represent costs incurred in connection with acquisitions and development of new business initiatives. These expenses consist primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing towers. For the year ended December 31, 1997, such expenses include (1) nonrecurring cash bonuses of $0.9 million paid to certain executive officers in connection with our initial investment in Castle Transmission and (2) a nonrecurring cash charge of $1.3 million related to our purchase of shares of our common stock from our former chief executive officer for our initial Castle Transmission investment.
(b) Represents charges related to the issuance of stock options to certain employees and executives.
(c) Includes a $1.2 million fee received in March 1997 as compensation for leading an investment consortium that provided the equity financing for our initial Castle Transmission investment.
(d) Represents our aggregate number of sites of CCIC as of the end of each period.
(e) EBITDA is defined as operating income (loss) plus depreciation and amortization, non-cash compensation charges and restructuring charges. EBITDA is presented as additional information because management believes it to be a useful indicator of our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles. Furthermore, our measure of EBITDA may not be comparable to similarly titled measures of other companies.
(f) For purposes of computing the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, fixed charges and equity in earnings (losses) of unconsolidated affiliate. Fixed charges consist of interest expense, the interest component of operating leases and amortization of deferred financing costs. For the years ended December 31, 1995, 1996, 1997 and 1998, earnings were insufficient to cover fixed charges by $21,000, $0.9 million, $10.8 million and $37.8 million, respectively. For the three months ended March 31, 1998 and 1999, earnings were insufficient to cover fixed charges by $6.5 million and $12.7 million, respectively.
(g) The 1995, 1996 and 1997 amounts represent (1) the senior convertible preferred stock we privately placed in August 1997 and October 1997, all of which has been converted into shares of common stock, and (2) Series A convertible preferred stock, Series B convertible preferred stock and the Series C convertible preferred stock we privately placed in April 1995, July 1996 and February 1997, respectively, all of which has been converted into shares of common stock in connection with the completion of our initial public offering in August 1998. The 1998 and 1999 amounts represent our exchangeable preferred stock.

                               ----------------

    The selected quarterly historical consolidated financial data for CCIC set forth below have been derived from the consolidated financial statements of CCIC.

                                               Three Months Ended
                                    -------------------------------------------
                                    March 31  June 30  September 30 December 31
                                    --------  -------  ------------ -----------
                                                   (Dollars in
                                      thousands, except per share amounts)
1997:
Net revenues....................... $  1,994  $ 4,771    $ 11,481     $13,159
Gross profit(1)....................    1,731    2,258       5,648       6,418
 Net loss..........................     (443)  (1,706)     (4,001)     (5,792)
 Loss per common share--basic and
  diluted..........................    (0.13)   (0.51)      (0.62)      (0.69)
1998:
 Net revenues...................... $ 11,837  $11,530    $ 28,894     $60,817
 Gross profit(1)...................    6,244    7,550      15,835      35,631
 Net loss..........................   (6,606)  (6,426)    (17,444)     (7,299)
 Loss per common share--basic and
  diluted..........................    (0.79)   (0.78)      (0.33)      (0.09)

1999:
 Net revenues...................... $ 55,109
 Gross profit(1)...................   29,600
 Loss before cumulative effect of
  change in accounting principle...  (13,473)
 Cumulative effect of change in
  accounting principle.............   (2,414)
 Net loss..........................  (15,887)
 Per common share--basic and
  diluted:
  Loss before cumulative effect of
   change in accounting principle..    (0.21)
  Cumulative effect of change in
   accounting principle............    (0.03)
  Net loss.........................    (0.24)

--------
(1) Represents net revenues less costs of operations.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion sets forth separately the historical consolidated results of operations of CCIC and CTSH and is intended to assist in understanding (1) CCIC's consolidated financial condition as of March 31, 1999 and its consolidated results of operations for the three-month periods ended March 31, 1998 and 1999 and for each year in the three-year period ended December 31, 1998 and (2) CTSH's consolidated results of operations for each twelve-month period in the two-year period ended March 31, 1998. This discussion should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Selected Financial and Other Data of CCIC" included elsewhere in this prospectus supplement, and the consolidated financial statements and related notes included in CCIC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Results of operations of the acquired businesses that are wholly and majority owned are included in our consolidated financial statements for the periods subsequent to the respective dates of acquisition. As such, our results of operations for the three months ended March 31, 1999 are not comparable to the three months ended March 31, 1998, the results for the year ended December 31, 1998 are not comparable to the year ended December 31, 1997, and the results for the year ended December 31, 1997 are not comparable to the year ended December 31, 1996.

Overview

    The continued growth of our business depends substantially on the condition of the wireless communications and broadcast industries. We believe that the demand for communications sites will continue to grow and expect that, due to increased competition, wireless carriers will continue to seek operating and capital efficiencies by (1) outsourcing certain network services and the build-out and operation of new and existing infrastructure and (2) planning to use a tower site as a common location, or "co-locating", for the placement of their antennas and transmission equipment alongside the equipment of other communications providers. In addition, wireless carriers are beginning to seek to sell their wireless communications infrastructure to, or establish joint ventures with, experienced infrastructure providers, such as CCIC, that have the ability to manage networks.

    Further, we believe that wireless carriers and broadcasters will continue to seek to outsource the operation of their towers and, eventually, their transmission networks, including the transmission of their signals. Management believes that our ability to manage towers and transmission networks and our proven track record of providing services addressing all aspects of signaling systems from the originating station to the terminating receiver, or "end-to-end" services, to the wireless communications and broadcasting industries position our company to capture such business.

    The willingness of wireless carriers to utilize our infrastructure and related services is affected by numerous factors, including:

  . consumer demand for wireless services;

  . interest rates;

  . cost of capital;

  . availability of capital to wireless carriers;

  . tax policies;

  . willingness to co-locate equipment;

  . local restrictions on the proliferation of towers;

  . cost of building towers; and

  . technological changes affecting the number of communications sites needed to provide wireless communications services to a given geographic area.

  Our revenues that are derived from the provision of transmission services to the broadcasting industry will be affected by:

  . the timing of the roll-out of digital television broadcasts from tower-mounted antenna systems, or "digital terrestrial television broadcasts", in both the United Kingdom and the United States, as well as in other countries around the world;

  . consumer demand for digital terrestrial broadcasting;

  . interest rates;

  . cost of capital;

  . zoning restrictions on towers; and

  . the cost of building towers.

    As an important part of our business strategy, we will seek:

  (1) to maximize utilization of our tower capacity,

  (2) to utilize the expertise of U.S. and U.K. personnel to capture global growth opportunities,

  (3) to partner with wireless carriers to assume ownership of their existing towers, and

  (4) to acquire existing transmission networks globally as opportunities arise.

Results of Operations

    Our primary sources of revenues are from:

  (1) renting antenna space on towers and rooftops sites,

  (2) providing network services, and

  (3) providing analog and digital broadcast transmission services.

CCIC

    CCIC's primary sources of revenues are from (1) the rental of antenna space on towers and rooftop sites and (2) the provision of network services, which includes network design and site selection, site acquisition, site development and construction and antenna installation.

    Site rental revenues are received primarily from wireless communications companies, including those operating in the following categories of wireless communications:

  . microwave;

  . cellular;

  . personal communications services, a digital service operating at a higher frequency range than cellular and is provided by companies such as Sprint PCS, OmniPoint and PrimeCo;

  . paging;

  . specialized mobile radio, a servicing operating in the frequency range used for two-way radio communication by public safety, trucking companies, and other dispatch service users; and

  . enhanced specialized mobile radio, a service operating in the frequency range typically used for digital communications and provided by Nextel and others.

    Site rental revenues are generally recognized on a monthly basis under lease agreements, which typically have original terms of five years (with three or four optional renewal periods of five years each). Average revenues for CCIC's managed rooftop sites are less than for the owned and managed towers because a substantial portion of the revenues from the tenants at rooftop sites is remitted to the building owner or manager.

    Network services revenues consist of revenues from:

    (1)network design and site selection,

    (2)site acquisition,

    (3)site development and construction,

    (4)antenna installation, and

    (5)other services.

    Network services revenues are received primarily from wireless communications companies. Network services revenues are recognized under service contracts which provide for billings on either a fixed price basis or a time and materials basis. Demand for CCIC's network services fluctuates from period to period and within periods. See "Risk Factors--Variability in Demand for Network Services May Reduce the Predictability of Our Results". Consequently, the operating results of CCIC's network services businesses for any particular period may vary significantly, and should not be considered as indicative of longer-term results. CCIC also derives revenues from the ownership and operation of microwave radio and specialized mobile radio networks in Puerto Rico where CCIC owns radio wave spectrum in the 2,000 MHz and 6,000 MHz range (for microwave radio) and the 800 MHz range (for specialized mobile radio). These revenues are generally recognized under monthly management or service agreements.

    Costs of operations for site rental primarily consist of:

    .land leases;

    .repairs and maintenance;

    .utilities;

    .insurance;

    .property taxes;

    .monitoring costs; and

    .in the case of managed sites, rental payments.

    For any given tower, such costs are relatively fixed over a monthly or an annual time period. As such, operating costs for owned towers do not generally increase significantly as additional customers are added. However, rental expenses at certain managed towers increase as additional customer antennas are added, resulting in higher incremental revenues but lower incremental margins than on owned towers. Costs of operations for network services consist primarily of employee compensation and related benefits costs, subcontractor services, consulting fees, and other on-site construction and materials costs. CCIC incurs these network services costs (1) to support its internal operations, including construction and maintenance of its owned towers, and (2) to maintain the employees necessary to provide end-to-end services to third parties regardless of the level of such business at any time. We believe that our experienced staff enables us to provide the type of end-to-end services that enhance our ability to acquire access to the infrastructure of wireless carriers and to attract significant build-to-suit contracts.

    General and administrative expenses consist primarily of:

    .employee compensation and related benefits costs;

    .advertising;

    .professional and consulting fees;

    .office rent and related expenses; and

    .travel costs.

    Corporate development expenses represent costs incurred in connection with acquisitions and development of new business initiatives. These expenses consist primarily of:

    .allocated compensation;

    .benefits; and

  . overhead costs that are not directly related to the administration or management of existing towers.

    Depreciation and amortization charges relate to CCIC's property and equipment which consists primarily of towers, construction equipment and vehicles, goodwill and other intangible assets recorded in connection with business acquisitions. Depreciation of towers and amortization of goodwill are computed with a useful life of 20 years. Amortization of other intangible assets (principally the value of existing site rental contracts at Crown Communication) is computed with a useful life of 10 years. Depreciation of construction equipment and vehicles are generally computed with useful lives of 10 years and 5 years, respectively.

    In May 1997, we completed the acquisition of TEA and the acquisition of TeleStructures. In August 1997, we completed the acquisition of Crown Communication. In August 1998, we completed a share exchange with the shareholders of CTSH, under which our ownership of CTSH increased from approximately 34.3% to 80%. In October 1998, CTSH completed the acquisition of Millennium. Results of operations of these acquired businesses are included in our consolidated financial statements for the periods subsequent to the respective dates of acquisition. As such, our results of operations for the three months ended March 31, 1999 are not comparable to the three months ended March 31, 1998, the results for the year ended December 31, 1998 are not comparable to the year ended December 31, 1997, and the results for the year ended December 31, 1997 are not comparable to the year ended December 31, 1996. See "--CTSH" for a description of the revenues and operating expenses that are included in CCIC's consolidated results of operations subsequent to the completion of the share exchange in August 1998.

  The following information is derived from CCIC's historical Consolidated Statements of Operations for the periods indicated.

                                                                                                                Three Months
                          Year Ended            Year Ended          Year Ended       Three Months Ended        Ended March 31,
                      December 31, 1996      December 31, 1997   December 31, 1998     March 31, 1998               1999
                      --------------------   ------------------  ------------------  ----------------------   ------------------
                                  Percent              Percent             Percent                Percent               Percent
                                  of Net                of Net              of Net                of Net                 of Net
                       Amount    Revenues     Amount   Revenues   Amount   Revenues   Amount     Revenues      Amount   Revenues
                      ---------  ---------   --------  --------  --------  --------  ----------  ----------   --------  --------
                                                        (Dollars in thousands)
Net revenues:
 Site rental and
 broadcast
 transmission........ $   5,615      90.5%   $ 11,010    35.1%   $ 75,028    66.4%   $    5,061       42.8%   $ 45,326    82.2%
 Network services
 and other...........       592       9.5      20,395    64.9      38,050    33.6         6,776       57.2       9,783    17.8
                      ---------   -------    --------   -----    --------   -----    ----------   --------    --------   -----
     Total net
     revenues........     6,207     100.0      31,405   100.0     113,078   100.0        11,837      100.0      55,109   100.0
                      ---------   -------    --------   -----    --------   -----    ----------   --------    --------   -----
Operating expenses:
 Costs of
 operations:
   Site rental and
   broadcast
   transmission......     1,292      23.0       2,213    20.1      26,254    35.0         1,172       23.2      18,527    40.9
   Network services
   and other.........         8       1.4      13,137    64.4      21,564    56.7         4,421       65.2       6,982    71.4
                      ---------              --------            --------            ----------               --------
     Total costs of
     operations......     1,300      21.0      15,350    48.9      47,818    42.3         5,593       47.3      25,509    46.3
 General and
 administrative......     1,678      27.0       6,824    21.7      23,571    20.8         3,803       32.1       8,304    15.1
 Corporate
 development.........     1,324      21.3       5,731    18.3       4,625     4.1         1,331       11.2         874     1.6
 Restructuring
 charges.............        --        --          --      --          --      --            --         --       1,814     3.3
 Non-cash
 compensation
 charges.............        --        --          --      --      12,758    11.3            --         --         667     1.2
 Depreciation and
 amortization........     1,242      20.0       6,952    22.1      37,239    32.9         3,604       30.5      19,656    35.6
                      ---------   -------    --------   -----    --------   -----    ----------   --------    --------   -----
Operating income
(loss)...............       663      10.7      (3,452)  (11.0)    (12,933)  (11.4)       (2,494)     (21.1)     (1,715)   (3.1)
Other income
(expense):
 Equity in earnings
 (losses) of
 unconsolidated
 affiliate...........        --        --      (1,138)   (3.6)      2,055     1.8           (99)      (0.8)         --      --
 Interest and other
 income (expense)....       193       3.1       1,951     6.2       4,220     3.7           706        6.0         340     0.6
 Interest expense
 and amortization of
 deferred financing
 costs...............    (1,803)    (29.0)     (9,254)  (29.5)    (29,089)  (25.7)       (4,706)     (39.8)    (11,286)  (20.5)
                      ---------   -------    --------   -----    --------   -----    ----------   --------    --------   -----
Loss before income
taxes, minority
interests and
cumulative effect of
change in accounting
principle............      (947)    (15.2)    (11,893)  (37.9)    (35,747)  (31.6)       (6,593)     (55.7)    (12,661)  (23.0)
Provision for income
taxes................       (10)     (0.2)        (49)   (0.1)       (374)   (0.3)          (13)      (0.1)       (127)   (0.2)
Minority interests...        --        --          --      --      (1,654)   (1.5)           --         --        (685)   (1.2)
                      ---------   -------    --------   -----    --------   -----    ----------   --------    --------   -----
Loss before
cumulative effect of
change in accounting
principle............      (957)    (15.4)    (11,942)  (38.0)    (37,775)  (33.4)       (6,606)     (55.8)    (13,473)  (24.4)
Cumulative effect of
change in accounting
principle for costs
of start-up
activities...........        --        --          --      --          --      --            --         --      (2,414)   (4.4)
                      ---------   -------    --------   -----    --------   -----    ----------   --------    --------   -----
Net loss............. $    (957)    (15.4)%  $(11,942)  (38.0)%  $(37,775)  (33.4)%  $   (6,606)     (55.8)%  $(15,887)  (28.8)%
                      =========   =======    ========   =====    ========   =====    ==========   ========    ========   =====

    Comparison of Three Months Ended March 31, 1999 and 1998

    Consolidated revenues for the three months ended March 31, 1999 were $55.1 million, an increase of $43.3 million from the three months ended March 31, 1998. This increase was primarily attributable to:

  (1) a $40.3 million, or 795.6%, increase in site rental and broadcast transmission revenues, of which $39.0 million was attributable to Castle Transmission and $1.3 million was attributable to the Crown operations;

  (2) a $0.8 million decrease in network services and other revenues from the Crown operations; and

  (3) $3.8 million in network services and other revenues from Castle Transmission.

    Costs of operations for the three months ended March 31, 1999 were $25.5 million, an increase of $19.9 million from the three months ended March 31, 1998. This increase was primarily attributable to:

  (1) a $17.4 million increase in site rental and broadcast transmission costs, of which $16.9 million was attributable to Castle Transmission and $0.5 million was attributable to the Crown operations;

  (2) a $1.4 million decrease in network services costs related to the Crown operations; and

  (3) $3.9 million in network services costs from Castle Transmission.

Costs of operations for site rental and broadcast transmission as a percentage of site rental and broadcast transmission revenues increased to 40.9% for the three months ended March 31, 1999 from 23.2% for the three months ended March 31, 1998 because of higher costs attributable to the Castle Transmission and Crown operations. Costs of operations for network services and other as a percentage of network services and other revenues increased to 71.4% for the three months ended March 31, 1999 from 65.2% for the three months ended March 31, 1998, primarily due to lower margins from the Castle Transmission operations. Margins from the Crown network services operations increased for the three months ended March 31, 1999 as compared to the three months ended March 31, 1998.

    General and administrative expenses for the three months ended March 31, 1999 were $8.3 million, an increase of $4.5 million from the three months ended March 31, 1998. This increase was primarily attributable to:

  (1) a $1.9 million increase in expenses related to the Crown operations;

  (2) a $0.9 million increase in expenses at our corporate office; and

  (3) $1.7 million in expenses at Castle Transmission.

General and administrative expenses as a percentage of revenues decreased for the three months ended March 31, 1999 to 15.1% from 32.1% for the three months ended March 31, 1998 because of lower overhead costs as a percentage of revenues for Castle Transmission, partially offset by increases in costs at Crown and our corporate office.

    Corporate development expenses for the three months ended March 31, 1999 were $0.9 million, compared to $1.3 million for the three months ended March 31, 1998. Corporate development expenses for the three months ended March 31, 1998 include discretionary bonuses related to our performance totaling approximately $0.8 million for certain members of our management.

    In connection with the formation of Crown Atlantic, we completed a restructuring of our United States operations during the first quarter of 1999. The objective of this restructuring was to transition from a centralized organization to a regionally-based organization in the United States. For the three months ended March 31, 1999, we have recorded one-time charges of $1.8 million related to severance payments for staff reductions, as well as costs related to non-cancelable leases of excess office space.

    For the three months ended March 31, 1999, we have recorded non-cash compensation charges of $0.7 million related to the issuance of stock options to certain employees and executives.

    Depreciation and amortization for the three months ended March 31, 1999 was $19.7 million, an increase of $16.1 million from the three months ended March 31, 1998. This increase was primarily attributable to:

  (1) $15.1 million of depreciation and amortization related to the property and equipment and goodwill from Castle Transmission and

  (2) a $0.7 million increase in depreciation and amortization related to the property and equipment, goodwill and other intangible assets related to the Crown operations.

    The equity in losses of unconsolidated affiliate represents our 34.3% share of Castle Transmission's net earnings (losses) for the periods prior to August 1998 (at which time the share exchange with Castle Transmission's shareholders was consummated). For the three months ended March 31, 1998, after making appropriate adjustments to Castle Transmission's results of operations for such period to conform to generally accepted accounting principles of the United States, Castle Transmission had net revenues, operating income, interest expense (including amortization of deferred financing costs) and net losses of $34.2 million, $4.6 million, $5.2 million and $0.3 million, respectively. Included in Castle Transmission's results of operations for such period are non-cash compensation charges for approximately $2.9 million related to the issuance of stock options to certain members of Castle Transmission's management.

    Interest and other income (expense) for the three months ended March 31, 1999 resulted primarily from:

  (1) the investment of the net proceeds from our initial public offering of common stock in August 1998;

  (2) the investment of the excess proceeds from the sale of our 12 3/4% senior exchangeable preferred stock in December 1998; and

  (3) the investment of the excess proceeds from the sale of our 10 5/8% discount notes in November 1997; largely offset by costs incurred in connection with unsuccessful acquisition attempts.

Interest and other income (expense) for the three months ended March 31, 1998 resulted primarily from the investment of the excess proceeds from the sale of the notes.

    Interest expense and amortization of deferred financing costs for the three months ended March 31, 1999 was $11.3 million, an increase of $6.6 million, or 139.8%, from the three months ended March 31, 1998. This increase was primarily attributable to interest on Castle Transmission's indebtedness, amortization of the original issue discount on the 10 5/8% discount notes and interest on the term loans used to finance the BellSouth and Powertel escrow payments.

    Minority interests represent the minority shareholder's 20% interest in Castle Transmission's operations.

    The cumulative effect of the change in accounting principle for costs of start-up activities represents the charge recorded by us upon the adoption of SOP 98-5 on January 1, 1999.

Comparison of Years Ended December 31, 1998 and 1997

    Consolidated revenues for 1998 were $113.1 million, an increase of $81.7 million from 1997. This increase was primarily attributable to:

  (1) a $64.0 million, or 581.5%, increase in site rental and broadcast transmission revenues, of which $52.5 million was attributable to CTSH and $11.5 million was attributable to the Crown Communication operations;

  (2) an $11.4 million increase in network services revenues from the Crown Communication operations; and

  (3) $5.6 million in network services revenues from CTSH.

    Costs of operations for 1998 were $47.8 million, an increase of $32.5 million from 1997. This increase was primarily attributable to:

  (1) a $24.0 million increase in site rental and broadcast transmission costs, of which $20.1 million was attributable to CTSH and $3.9 million was attributable to the Crown Communication operations;

  (2) a $3.8 million increase in network services costs related to the Crown Communication operations; and

  (3) $4.2 million in network services costs from CTSH.

    Costs of operations for site rental and broadcast transmission as a percentage of site rental and broadcast transmission revenues increased to 35.0% for 1998 from 20.1% for 1997, primarily due to (1) higher costs attributable to the CTSH operations which are inherent with CTSH's broadcast transmission business, and (2) higher costs for the Crown Communication operations. Costs of operations for network services as a percentage of network services revenues decreased to 56.7% for 1998 from 64.4% for 1997, primarily due to improved margins from the Crown Communication operations. Margins from the Crown Communication network services operations vary from period to period, often as a result of increasingly competitive market conditions.

    General and administrative expenses for 1998 were $23.6 million, an increase of $16.7 million from 1997. This increase was primarily attributable to:

  (1) an $11.3 million increase in expenses related to the Crown
      Communication operations;

  (2) a $2.8 million increase in expenses at our corporate office; and

  (3) $2.4 million in expenses at CTSH.

    General and administrative expenses as a percentage of revenues decreased for 1998 to 20.8% from 21.7% for 1997 because of lower overhead costs as a percentage of revenues for CTSH, partially offset by higher overhead costs as a percentage of revenues for Crown Communication and the increase in costs at our corporate office.

    Corporate development expenses for 1998 were $4.6 million, a decrease of $1.1 million from 1997. Corporate development expenses for 1997 included nonrecurring compensation charges associated with the CTSH investment of (1) $0.9 million for certain executive bonuses and (2) the repurchase of shares of our common stock from a member of our board of directors, which resulted in compensation charges of $1.3 million. Corporate development expenses for 1998 included discretionary bonuses related to our performance totaling approximately $1.8 million for certain members of our management.

    We have recorded non-cash compensation charges of $12.8 million related to the issuance of stock options to certain employees and executives. Such charges are expected to amount to approximately $1.6 million per year through 2002 and approximately $0.8 million in 2003. See "--Compensation Charges Related to Stock Option Grants".

    Depreciation and amortization for 1998 was $37.2 million, an increase of $30.3 million from 1997. This increase was primarily attributable to (1) a $9.5 million increase in depreciation and amortization related to the property and equipment, goodwill and other intangible assets acquired in the Crown Communication acquisition; and (2) $20.3 million of depreciation and amortization related to the property and equipment and goodwill from CTSH.

    The equity in earnings (losses) of unconsolidated affiliate represents our 34.3% share of CTSH's net earnings (losses) for the periods from March 1997 through August 1998, at which time the share exchange with CTSH's shareholders was completed. For the eight months ended August 31, 1998, after making appropriate adjustments to CTSH's results of operations for such period to conform to generally accepted accounting principles of the United States, CTSH had net revenues, operating income, interest expense (including amortization of deferred financing costs) and net income of $97.2 million, $18.6 million, $13.4 million and $6.0 million, respectively. Included in CTSH's results of operations for such period are non-cash compensation charges for approximately $3.8 million related to the issuance of stock options to certain members of CTSH's management.

    Interest and other income for 1997 includes a $1.2 million fee received in March 1997 as compensation for leading the investment consortium which provided the equity financing for CTSH. Interest income for 1998 resulted primarily from
(1) the investment of excess proceeds from the sale of the 10 5/8% discount notes in November 1997; and (2) the investment of the net proceeds from the initial public offering in August 1998. See "--Liquidity and Capital Resources".

    Interest expense and amortization of deferred financing costs for 1998 was $29.1 million, an increase of $19.8 million, or 214.3%, from 1997. This increase was primarily attributable to amortization of the original issue discount on the 10 5/8% notes and interest on CTSH's indebtedness.

    Minority interests represent the minority shareholder's 20% interest in CTSH's operations.

Comparison of Years Ended December 31, 1997 and 1996

    Consolidated revenues for 1997 were $31.4 million, an increase of $25.2 million from 1996. This increase was primarily attributable to:

  (1) a $5.4 million, or 96.1%, increase in site rental revenues, of which $4.2 million was attributable to the Pittsburgh tower operations we acquired in 1996 and $0.7 million was attributable to the Puerto Rico operations;

  (2) $10.4 million in network services revenues from TEA; and

  (3) $7.2 million in network services revenues from the Pittsburgh tower operations.

    The remainder of the increase was largely attributable to higher revenues from specialized mobile radio and microwave radio services in Puerto Rico and the monthly service fees received from CTSH beginning in March 1997.

    Costs of operations for 1997 were $15.4 million, an increase of $14.1 million from 1996. This increase was primarily attributable to:

  (1) $8.5 million of network services costs related to the TEA operations;

  (2) $3.9 million of network services costs related to the Pittsburgh tower operations; and

  (3) $0.9 million in site rental costs attributable to the Pittsburgh tower operations.

    Costs of operations for site rental as a percentage of site rental revenues decreased to 20.1% for 1997 from 23.0% for 1996 because of increased utilization of the towers located in the southwestern United States and Puerto Rico. Costs of operations for network services as a percentage of network services revenues were 64.4% for 1997, reflecting lower margins that are inherent in the network services businesses acquired in 1997.

    General and administrative expenses for 1997 were $6.8 million, an increase of $5.1 million from 1996. This increase was primarily attributable to $3.0 million of expenses related to the Pittsburgh tower operations and $1.4 million of expenses related to the TEA operations, along with an increase in costs of $0.2 million at CCIC's corporate office. General and administrative expenses as a percentage of revenues decreased for 1997 to 21.7% from 27.0% for 1996 because of lower overhead costs as a percentage of revenues for the Pittsburgh tower operations and TEA.

    Corporate development expenses for 1997 were $5.7 million, an increase of $4.4 million from 1996. A substantial portion of this increase was attributable to nonrecurring compensation charges associated with the CTSH investment of (1) $0.9 million for certain executive bonuses and (2) the repurchase of shares of CCIC's common stock from a member of its board of directors, which resulted in compensation charges of $1.3 million. The remaining $2.2 million of the increase in corporate development expenses was attributable to a higher allocation of personnel costs, along with an overall increase in such costs, associated with an increase in acquisition and business development activities.

    Depreciation and amortization for 1997 was $7.0 million, an increase of $5.7 million from 1996. This increase was primarily attributable to:

  (1) $4.7 million of depreciation and amortization related to the property and equipment, goodwill and other intangible assets acquired in the Pittsburgh tower operations acquisition;

  (2) $0.5 million of depreciation and amortization related to the property and equipment and goodwill acquired in the acquisitions of TEA and TeleStructures; and

  (3) $0.3 million resulting from twelve months of depreciation related to the property and equipment acquired in the Puerto Rico acquisition.

    The equity in losses of unconsolidated affiliate of $1.1 million represents CCIC's 34.3% share of CTSH's net loss for the period from March through December 1997. After making appropriate adjustments to CTSH's results of operations for such period to conform to generally accepted accounting principles of the United States, CTSH had net revenues, operating income, interest expense (including amortization of deferred financing costs) and net losses of $103.5 million, $16.5 million, $20.4 million and $3.3 million, respectively.

    Interest and other income for 1997 includes a $1.2 million fee received in March 1997 as compensation for leading the investment consortium which provided the equity financing for CTSH, the impact on earnings of which was partially offset by certain executive bonuses related to the CTSH investment and included in corporate development expenses. Interest income for 1997 resulted primarily from the investment of excess proceeds from the sale of CCIC's Series C convertible preferred stock in February 1997.

    Interest expense and amortization of deferred financing costs for 1997 was $9.3 million, an increase of $7.5 million, or 413.3%, from 1996. This increase was primarily attributable to:

  (1) commitment fees related to an unfunded interim loan facility related to the Pittsburgh tower operations acquisition and an unfunded revolving credit facility;

  (2) interest on notes payable to the former stockholders of the Pittsburgh tower operations for a portion of the purchase price of Crown Communication Inc.;

  (3) amortization of the original issue discount on the 10 5/8% discount notes;

  (4) interest and fees associated with borrowings under CCIC's bank credit facility which were used to finance the Pittsburgh tower operations acquisition on an interim basis;

  (5) interest on outstanding borrowings assumed in connection with the Pittsburgh tower operations acquisition; and

  (6) interest on borrowings under CCIC's bank credit facility which were used to finance the acquisition of the Puerto Rico system.

CTSH

    CTSH's primary sources of revenues are from:

  (1) the provision of analog and digital broadcast transmission services to the BBC and commercial broadcasters;

  (2) the rental of antenna space on towers; and

  (3) the provision of network services, which includes broadcast consulting, network design and site selection, site acquisition, site development and antenna installation and site management and other services.

    Broadcast transmission services revenues are received for both analog and digital transmission services. Monthly analog transmission revenues are principally received from the BBC under a contract with an initial 10-year term through March 31, 2007. Digital transmission services revenues from the BBC and ONdigital are recognized under contracts with initial terms of 12 years through November 15, 2010. Monthly revenues from these digital transmission contracts increase over time as the network rollout progresses. See "Business--U.K. Operations--Significant Contracts".

    Site rental revenues are received from other broadcast transmission service providers (primarily NTL) and wireless communications companies, including all four U.K. cellular operators (Cellnet, Vodafone, One2One and Orange). As of December 31, 1998, approximately 200 companies rented space on approximately 514 of CTSH's 919 towers and rooftops. Site rental revenues are generally recognized on a monthly basis under lease agreements with original terms of three to twelve years. Such lease agreements generally require annual payments in advance, and include rental rate adjustment provisions between one and three years from the commencement of the lease. Site rental revenues are expected to become an increasing portion of CTSH's total U.K. revenue base, and we believe that the demand for site rental from communication service providers will increase in line with the expected growth of these communication services in the United Kingdom.

    Network services revenues consist of (1) network design and site selection, site acquisition, site development and antenna installation and (2) site management and other services. Network design and development and related services are provided to:

  (1) a number of broadcasting and related organizations, both in the United Kingdom and other countries;

  (2) all four U.K. cellular operators; and

  (3) a number of other wireless communications companies, including Dolphin and Highway One.

    These services are usually subject to a competitive bid, although a significant proportion result from an operator coming onto an existing CTSH site. Revenues from such services are recognized on either a fixed price or a time and materials basis. Site management and other services, consisting of both network monitoring and equipment maintenance, are carried out in the United Kingdom for a number of emergency service organizations. CTSH receives revenues for such services under contracts with original terms of between three and five years. Such contracts provide fixed prices for network monitoring and variable pricing dependent on the level of equipment maintenance carried out in a given period.

    Costs of operations for broadcast transmission services consist primarily of:

  . employee compensation and related benefits costs;

  . utilities;

  . rental payments under the site-sharing agreement with NTL;

  . telephone and utility service costs; and

  . repairs and maintenance on both transmission equipment and structures.

    Site rental operating costs consist primarily of employee compensation and related benefits costs, utilities and repairs and maintenance. The majority of such costs are relatively fixed in nature, with increases in revenue from new installations on existing sites generally being achieved without a corresponding increase in costs.

    Costs of operations for network services consist primarily of employee compensation and related benefits costs and on-site construction and materials costs.

    General and administrative expenses consist primarily of:

  . office occupancy and related expenses;

  . travel costs;

  . professional and consulting fees;

  . advertising;

  . insurance; and

  . employee training and recruitment costs.

    Corporate development expenses represent costs incurred in connection with acquisitions and development of new business initiatives. These expenses consist primarily of external professional fees related to specific activities and allocated compensation, benefits and overhead costs that are not directly related to the administration or management of CTSH's existing lines of business.

    Depreciation and amortization charges relate to CTSH's property and equipment, consisting primarily of towers, broadcast transmission equipment and associated buildings, and goodwill recorded in connection with the acquisition of the home service transmission business from the BBC. Depreciation is computed with the following useful lives:

  (1) 20 to 25 years for towers;

  (2) 20 years for broadcast transmission equipment; and

  (3) 20 to 50 years for buildings.

    Amortization of goodwill is computed with a useful life of 20 years.

    The following information is derived from the Consolidated Profit and Loss Accounts of (1) CTSH for periods subsequent to February 28, 1997 (the date of inception of CTSH's operations) and (2) the BBC home service transmission business for periods prior to that date. For purposes of the following discussion, CTSH's results for the month ended March 31, 1997 have been combined with the results of the BBC home service transmission business for the eleven months ended February 27, 1997, and CTSH's results for the nine months ended December 31, 1997 have been combined with its results for the three months ended March 31, 1998. The following discussion presents an analysis of such combined results for the twelve-month periods ended March 31, 1998 and 1997. Results for CTSH are not comparable to results from the BBC home service transmission business due to differences in the carrying amounts of property and equipment and goodwill. As of December 31, 1997, CTSH changed its fiscal year end for financial reporting purposes from March 31 to December 31; as such, the results for the three months ended March 31, 1998 are unaudited.

    CTSH uses the U.K. pound sterling as the functional currency for its operations. The following amounts have been translated to U.S. dollars using the average noon buying rate for each period. See "Certain Currency Translations." The following amounts reflect certain adjustments to present the results of operations in accordance with U.S. generally accepted accounting principles. For the results of the BBC home service transmission business, such adjustments affect depreciation and amortization expense as a result of differences in the carrying amounts for property and equipment; for CTSH, such adjustments affect (1) operating expenses as a result of differences in the accounting for pension costs, and (2) interest expense as a result of the capitalization of interest costs in connection with constructed assets.

                               Twelve Months Ended      Twelve Months Ended
                                 March 31, 1997           March 31, 1998
                               -----------------------  -----------------------
                                             Percent                  Percent
                                             of Net                   of Net
                                Amount      Revenues     Amount      Revenues
                               -----------  ----------  -----------  ----------
                                       (Dollars in thousands)
Net revenues:
  Site rental and broadcast
   transmission............... $   112,122       91.7%  $   113,558       89.2%
  Network services and other..      10,090        8.3        13,731       10.8
                               -----------   --------   -----------   --------
      Total net revenues......     122,212      100.0       127,289      100.0
                               -----------   --------   -----------   --------
Operating expenses:
  Costs of operations:
    Site rental and broadcast
     transmission.............      61,339       54.7        53,957       47.5
    Network services and
     other....................       5,912       58.6         6,075       44.2
                               -----------   --------   -----------   --------
      Total cost of
       operations.............      67,251       55.0        60,032       47.1
  General and administrative..       7,196        5.9         8,626        6.8
  Corporate development.......          --         --         2,303        1.8
  Depreciation and
   amortization...............      17,256       14.1        37,382       29.4
                               -----------   --------   -----------   --------
Operating income..............      30,509       25.0        18,946       14.9
Other income (expense):
  Interest and other income...          79        0.1           746        0.6
  Interest expense and
   amortization of deferred
   financing costs............      (1,434)      (1.2)      (24,201)     (19.0)
Income (loss) before income
 taxes........................      29,154       23.9        (4,509)      (3.5)
  Provision for income taxes..          --         --            --         --
                               -----------   --------   -----------   --------
Net income (loss)............. $    29,154       23.9%  $    (4,509)      (3.5)%
                               ===========   ========   ===========   ========

Comparison of Twelve Months Ended March 31, 1998 and Twelve Months Ended March 31, 1997

    Consolidated revenues for the twelve months ended March 31, 1998 were $127.3 million, an increase of $5.1 million from the twelve months ended March 31, 1997. This increase was primarily attributable to (1) a $1.4 million increase in broadcast transmission services and site rental revenues and (2) a $3.6 million increase in network services and other revenues. Revenues from the BBC for the twelve months ended March 31, 1998 amounted to $79.5 million, or 62.5% of total revenues, as compared to $85.5 million, or 70.0% of total revenues, for the twelve months ended March 31, 1997. Revenues from NTL for the twelve months ended March 31, 1998 amounted to $11.8 million, or 9.2% of total revenues. Network services revenues for the twelve months ended March 31, 1998 consisted of $10.6 million from network design and development and related services and $3.1 million from site management and other services.

    Costs of operations for the twelve months ended March 31, 1998 were $60.0 million, a decrease of $7.2 million from the twelve months ended March 31, 1997. This decrease was primarily attributable to a $7.4 million decrease in broadcast transmission services and site rental costs, partially offset by a $0.2 million increase in network services and other costs. Costs of operations as a percentage of revenues for broadcast transmission services and site rental were 47.5% for the twelve months ended March 31, 1998, as compared to 54.7% for the twelve months ended March 31, 1997. This decrease was attributable to (1) increases in site rental revenues from existing sites with little change in site operating costs; and (2) the elimination, as of February 28, 1997, of certain costs recharged to the BBC home service transmission business by the BBC. Costs of operations as a percentage of revenues for network services and other were 44.2% for the twelve months ended March 31, 1998, as compared to 58.6% for the twelve months ended March 31, 1997. This decrease was attributable to (1) a higher proportion of broadcast consulting revenues, which results in higher margins than certain other network design and development and related services, and (2) the elimination, as of February 28, 1997, of certain costs recharged to the BBC home service transmission business by the BBC. Costs of operations for site rental and broadcast transmission for the twelve months ended March 31, 1998 includes non-cash compensation charges for $1.1 million related to the issuance of stock options to certain employees.

    General and administrative expenses for the twelve months ended March 31, 1998 were $8.6 million, an increase of $1.4 million from the twelve months ended March 31, 1997. As a percentage of revenues, general and administrative expenses were 6.8% and 5.9% for the twelve months ended March 31, 1998 and 1997, respectively. This increase was attributable to costs incurred by CTSH as a separate enterprise which were not directly incurred by the BBC home service transmission business as a part of the BBC.

    Corporate development expenses for the twelve months ended March 31, 1998 relate primarily to costs incurred in connection with certain projects in Australasia and non-cash compensation charges for $1.8 million related to the issuance of stock options to certain executives.

    Depreciation and amortization for the twelve months ended March 31, 1998 was $37.4 million, an increase of $20.1 million from the twelve months ended March 31, 1997. Monthly charges for depreciation and amortization increased for periods subsequent to February 28, 1997 due to (1) a decrease in the estimated useful lives for certain transmission and power plant equipment from 25 to 20 years; and (2) the amortization of goodwill recorded in connection with the acquisition of the BBC home service transmission business.

    Interest and other income for the twelve months ended March 31, 1998 resulted primarily from (1) the investment of excess proceeds from amounts drawn under CTSH's bank credit facilities in February 1997; and (2) the investment of cash generated from operations during the period.

    Interest expense and amortization of deferred financing costs for the twelve months ended March 31, 1998 was $24.2 million. This amount was comprised of:

  (1) $4.9 million related to amounts drawn under the CTSH credit facility;

  (2) $15.6 million related to the Castle Transmission bonds; and

  (3) $3.7 million for the amortization of deferred financing costs.

    Interest expense and amortization of deferred financing costs of $1.4 million for the twelve months ended March 31, 1997 was attributable to amounts drawn under the CTSH credit facility. The BBC home service transmission business did not incur any financing costs as a part of the BBC prior to February 28, 1997.

Liquidity and Capital Resources

    Our business strategy contemplates substantial capital expenditures:

  (1) in connection with the expansion of our tower portfolios by partnering with wireless carriers to assume ownership or control of their existing towers, by pursuing build-to-suit opportunities, and by pursuing other tower acquisition opportunities and

  (2) to acquire existing transmission networks globally as opportunities arise.

    Since its inception, CCIC has generally funded its activities, other than acquisitions and investments, through excess proceeds from contributions of equity capital. CCIC has financed acquisitions and investments with the proceeds from equity contributions, borrowings under our senior credit facilities, issuances of debt securities and the issuance of promissory notes to sellers. Since its inception, CTSH has generally funded its activities, other than the acquisition of the BBC home service transmission business, through cash provided by operations and borrowings under CTSH's credit facility. CTSH financed the acquisition of the BBC home service transmission business with the proceeds from equity contributions and the issuance of the Castle Transmission bonds.

    For the years ended December 31, 1996, 1997 and 1998, and for the three months ended March 31, 1999, our net cash provided by (used for) operating activities was ($0.5 million), ($0.6 million), $45.0 million and $20.5 million, respectively. For the years ended December 31, 1996, 1997 and 1998, and for the three months ended March 31, 1999, our net cash provided by financing activities was $21.2 million, $159.8 million, $345.2 million and $66.4 million, respectively. Our primary financing-related activities in 1998 and 1999 included the following:

    Recent Debt and Equity Offerings. On August 3, 1999, we closed a private placement of debt securities. We sold (1) $260.0 million aggregate principal amount at maturity of our 11 1/4% discount notes for proceeds of $147.5 million (net of original issue discount of $109.5 million and after underwriting discounts of $3.0 million), and (2) $125.0 million aggregate principle amount of our 9 1/2% senior notes for proceeds of $122.5 million (after underwriting discounts of $2.5 million ). The proceeds from these offering will be used to pay the purchase price for the BellSouth DCS transaction, to fund our initial interest payments on the 9 1/2% senior notes and for general corporate purposes.

    On May 12, 1999, we completed public offerings of debt and equity securities. We sold (1) 21,000,000 shares of our common stock at a price of $17.50 per share and received proceeds of $352.8 million (after underwriting discounts of $14.7 million), (2) $500.0 million aggregate principal amount at maturity of our 10 3/8% discount notes for proceeds of $292.6 million (net of original issue discount of $198.3 million and after underwriting discounts of $9.1 million), and (3) $180.0 million aggregate principal amount of our 9% senior notes for proceeds of $174.6 million (after underwriting discounts of $5.4 million). We had granted the underwriters for the offerings an over-allotment option to purchase an additional 3,150,000 shares of our common stock. On May 13, 1999, the underwriters exercised this over-allotment option in full. As a result, we received additional proceeds of $52.9 million (after underwriting discounts of $2.2 million). A portion of the proceeds from these offerings was used to repay amounts drawn under the term loans in connection with the BellSouth and Powertel transactions. The remaining proceeds will be used to pay the remaining purchase price for the BellSouth and Powertel transactions, to fund our initial interest payments on the 9% senior notes and for general corporate purposes.

    Exchangeable Preferred Stock Offering. On December 16, 1998, we privately placed 200,000 shares of our 12 3/4% Senior Exchangeable Preferred Stock due 2010, with a liquidation preference of $1,000 per share, resulting in net proceeds to us of approximately $193.0 million. We used a portion of the net proceeds of the exchangeable preferred stock offering to repay our outstanding indebtedness under Crown Communication's senior credit facility. We used the remainder of the net proceeds of the exchangeable preferred stock offering to finance a portion of our investment in the Bell Atlantic joint venture.

    Initial Public Offering. On August 18, 1998, we completed our initial public offering at a price to the public of $13.00 per share. We sold 12,320,000 shares of our common stock and received proceeds of $151.0 million, after underwriting discounts of $9.1 million but before other expenses of our initial public offering totaling approximately $4.1 million. We used the net proceeds from our initial public offering to finance a portion of our investment in the Bell Atlantic joint venture.

    Capital expenditures were $138.8 million for the twelve months ended December 31, 1998, of which $3.7 million were for CCIC, $84.9 million were for Crown Communication and $50.2 million were for CTSH. Capital expenditures were $76.4 million for the three months ended March 31, 1999, of which $0.4 million were for CCIC, $17.2 million were for Crown Communication and $58.8 million were for CTSH. We anticipate that we will build, through the end of 1999, between 900 and 1,200 towers at an aggregate cost of between $170.0 million and $220.0 million. We also expect that the capital expenditure requirements related to the roll-out of digital broadcast transmission in the United Kingdom will be approximately (Pounds)40.0 million ($66.5 million).

    In addition to capital expenditures in connection with build-to-suits, we expect to apply a significant amount of capital to finance the remaining cash portion of the consideration being paid in connection with the recent and proposed transactions discussed in this prospectus supplement.

    In connection with the Bell Atlantic joint venture, we issued approximately
15.6 million shares of our common stock and contributed $250.0 million in cash to the joint venture. The joint venture borrowed approximately $180.0 million under a committed $250.0 million revolving credit facility, following which the joint venture made a $380.0 million cash distribution to Bell Atlantic.

    In connection with the BellSouth transaction, through July 1, 1999, we have issued approximately 2.5 million shares of our common stock and paid BellSouth $124.7 million in cash. We expect to (1) issue an additional 6.6 million shares of our common stock and (2) use a portion of the net proceeds from our recent offerings to finance the remaining $305.3 million cash purchase price for this transaction.

    In connection with the Powertel acquisition, we paid Powertel $261.5 million in cash on June 1, 1999. We expect to use a portion of the net proceeds of our recent offerings to finance the remaining $13.5 million cash purchase price for this transaction.

    In connection with the proposed BellSouth DCS transaction, we will pay BellSouth DCS $317.0 million in cash. We expect to use a portion of the net proceeds from our most recent debt offering to finance this transaction.

    We expect that the completion of the recent and proposed transactions and the execution of our new tower build, or build-to-suit program, will have a material impact on our liquidity. We expect that once integrated, these transactions will have a positive impact on liquidity, but will require some period of time to offset the initial adverse impact on liquidity. In addition, we believe that as new towers become operational and we begin to add tenants, they should result in a long-term increase in liquidity.

    Our liquidity may also be materially impacted if we fail to complete the remaining portion of the BellSouth transaction or the BellSouth DCS transaction. If we fail to complete the remaining portion of the BellSouth transaction or the BellSouth DCS transaction, the proceeds of our recent offerings would no longer be required to be allocated to finance such transactions and would be available to us as additional liquidity. The increase in our liquidity, however, could be somewhat offset by any liquidated damages paid in connection with the BellSouth or BellSouth DCS transaction as a result of not closing such transactions. See "Recent and Proposed Transactions".

    To fund the execution of our business strategy, including the proposed transactions described in this prospectus supplement and the construction of new towers that we have agreed to build, we expect to use the net proceeds of our recent offerings and borrowings available under our U.S. and U.K. credit facilities. We will have additional cash needs to fund our operations in the future. We may also have additional cash needs in the near term if additional tower acquisitions or build-to-suit opportunities arise. Some of the opportunities that we are currently pursuing could require significant additional capital. If we do not otherwise have cash available, or borrowings under our credit facilities have otherwise been utilized, when our cash need arises, we would be forced to seek additional debt or equity financing or to forego the opportunity. In the event we determine to seek additional debt or equity financing, there can be no assurance that any such financing will be available, on commercially acceptable terms or at all, or permitted by the terms of our existing indebtedness.

    As of March 31, 1999, assuming we had completed our recent offerings, we would have had consolidated cash and cash equivalents of $1,345.8 million (including $5.2 million at CTSH and $46.0 million at the Bell Atlantic joint venture), consolidated long-term debt of $1,428.4 million, consolidated redeemable preferred stock of $207.5 million and consolidated stockholders' equity of $1,575.9 million. As of March 31, 1999, assuming we had completed the recent offerings and the recent transactions described in this prospectus supplement, we would have had consolidated cash and cash equivalents of $741.2 million (including $5.2 million at CTSH and $46.0 million at the Bell Atlantic joint venture), consolidated long-term debt of $1,428.4 million, consolidated redeemable preferred stock of $207.5 million and consolidated stockholders' equity of $1,755.9 million.

    As of June 1, 1999, Crown Communication and its subsidiaries had unused borrowing availability under its senior credit facility of approximately $25.9 million, and CTSH had unused borrowing availability under its credit facility of approximately (Pounds)9.2 million ($14.8 million). As of December 31, 1998, Crown Communication and its subsidiaries and CTSH and its subsidiaries had approximately $77.6 million and (Pounds)30.8 million ($51.2 million) of unused borrowing availability, respectively, under Crown Communication's senior credit facility and CTSH's credit facility. Upon its formation, the Bell Atlantic joint venture borrowed $180.0 million under a committed $250.0 million credit facility. Crown Communication's senior credit facility, CTSH's credit facility and the joint venture's credit facility require that the respective borrowers maintain certain financial covenants; in addition, all three credit facilities place restrictions on the ability of the borrower and its subsidiaries to, among other things, incur debt and liens, pay dividends, make capital expenditures, undertake transactions with affiliates and make investments. These facilities also limit the ability of the borrowing subsidiaries to pay dividends to CCIC.

    If CCIC is unable to refinance its subsidiary debt or renegotiate the terms of such debt, CCIC may not be able to meet its debt service requirements, including interest payments on the notes, in the future. Our 9% senior notes and our 9 1/2% senior notes require annual cash interest payments of approximately $16.2 million and $11.9 million, respectively. Prior to November 15, 2002, May 15, 2004 and August 1, 2004, the interest expense on our 10 5/8% discount notes, our 10 3/8% discount notes and our 11 1/4% discount notes, respectively, will be comprised solely of the amortization of original issue discount. Thereafter, the 10 5/8% discount notes, the 10 3/8% discount notes and the 11 1/4% discount notes will require annual cash interest payments of approximately $26.7 million, $51.9 million and $29.3 million, respectively. Prior to December 15, 2003, we do not expect to pay cash dividends on our exchangeable preferred stock or, if issued, cash interest on the exchange debentures. Thereafter, assuming all dividends or interest have been paid-in-kind, our exchangeable preferred stock or, if issued, the exchange debentures will require annual cash dividend or interest payments of approximately $47.8 million. Annual cash interest payments on the Castle Transmission bonds are (Pounds)11.25 million ($18.7 million). In addition, Crown Communication's senior credit facility, Castle Transmission's credit facility and the joint venture's credit facility will require periodic interest payments on amounts borrowed thereunder.

    As a holding company, CCIC will require distributions or dividends from its subsidiaries, or will be forced to use capital raised in debt and equity offerings, to fund its debt obligations, including interest payments on the cash-pay notes and eventually the 10 5/8% discount notes, the 10 3/8% discount notes and the 11 1/4% discount notes. The terms of the indebtedness of CCIC's subsidiaries significantly limit such subsidiaries' ability to distribute cash to CCIC. As a result, CCIC will be required to apply a portion of the net proceeds from the recent offerings to fund interest payments on the cash-pay notes. If CCIC does not retain sufficient funds from the offerings or any future financing, CCIC may not be able to make its interest payments on the cash-pay notes.

    Our ability to make scheduled payments of principal of, or to pay interest on, our debt obligations, and our ability to refinance any such debt obligations, will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We anticipate that we may need to refinance all or a portion of our indebtedness, including

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our 10 5/8% discount notes and the Castle Transmission bonds, on or prior to its scheduled maturity. There can be no assurance that we will be able to effect any required refinancings of our indebtedness on commercially reasonable terms or at all.

Compensation Charges Related to Stock Option Grants

    During the period from April 24, 1998 through July 15, 1998, we granted options to employees and executives for the purchase of 3,236,980 shares of our common stock at an exercise price of $7.50 per share. Of such options, options for 1,810,730 shares vested upon completion of the initial public offering and the remaining options for 1,426,250 shares will vest at 20% per year over five years, beginning one year from the date of grant. In addition, we have assigned to two individuals, including a newly-elected director, our right to repurchase 100,000 shares of our common stock from a stockholder at a price of $6.26 per share. Since the granting of these options and the assignment of these rights to repurchase shares occurred subsequent to the date of the share exchange agreement with CTSH's shareholders and at prices substantially below the price to the public in the initial public offering, we have recorded a non-cash compensation charge related to these options and shares based upon the difference between the respective exercise and purchase prices and the price to the public in the initial public offering. Such compensation charge will total approximately $18.4 million, of which approximately $10.6 million was recognized upon completion of the initial public offering for such options and shares which vested upon completion of the initial public offering, and the remaining $7.8 million is being recognized over five years through the second quarter of 2003 in the approximate amount per year of $1.6 million. An additional $1.6 million in non-cash compensation charges will be recognized through the third quarter of 2001 for stock options issued to certain members of CTSH's management prior to the completion of the share exchange.

Impact of Recently Issued Accounting Standards

    In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). SOP 98-5 requires that costs of start-up activities be charged to expense as incurred and broadly defines such costs. We have deferred certain costs incurred in connection with potential business initiatives and new geographic markets, and SOP 98-5 requires that such deferred costs be charged to results of operations upon its adoption. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. We adopted the requirements of SOP 98-5 as of January 1, 1999. The cumulative effect of the change in accounting principle for the adoption of SOP 98-5 resulted in a charge to results of operations for $2.4 million in our financial statements for the three months ended March 31, 1999.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires that derivative instruments be recognized as either assets or liabilities in the consolidated balance sheet based on their fair values. Changes in the fair values of such derivative instruments will be recorded either in results of operations or in other comprehensive income, depending on the intended use of the derivative instrument. The initial application of SFAS 133 will be reported as the effect of a change in accounting principle. SFAS 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We will adopt the requirements of SFAS 133 in our financial statements for the three months ending March 31, 2001. We have not yet determined the effect that the adoption of SFAS 133 will have on our consolidated financial statements.

Year 2000 Compliance

    The year 2000 problem is the result of computer programs having been written using two digits (rather than four) to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as 1900 rather than the year 2000, or may not recognize the date at all. This could result in a system failure or miscalculations causing disruption of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    In 1997 we established a year 2000 project to ensure that the issue received appropriate priority and that necessary resources were made available. This project includes the replacement of our worldwide business computer systems with systems that use programs primarily from J.D. Edwards, Inc. The new systems are expected to make approximately 90% of our business computer systems year 2000 compliant and are in production today. Remaining business software programs, including those supplied by vendors, will be made year 2000 compliant through the year 2000 project or they will be retired. None of our other information technology projects has been delayed due to the implementation of the year 2000 project.

    Our year 2000 project is divided into the following phases:

  (1) inventorying year 2000 items;

  (2) assigning priorities to identified items;

  (3) assessing the year 2000 compliance of items determined to be material to us;

  (4) repairing or replacing material items that are determined not to be year 2000 compliant;

  (5) testing material items; and

  (6) designing and implementing contingency and business continuation plans for each organization and company location.

    We have completed the inventory and priority assessment phases and are 90% complete with the assessing compliance phase. The remaining items include various third party assurances regarding the year 2000 status of their operations. We are now continuing with the testing phase of the year 2000 project. All critical broadcast equipment and non-information technology related equipment has been tested and is either year 2000 compliant, has been designated as year 2000 ready, or will be repaired or replaced by June 1999. A year 2000 ready designation implies the equipment or system will function without adverse effects beyond year 2000 but may not be aware of the century. All critical information technology systems have been designated year 2000 compliant or are scheduled to be retired or remediated by July 1999. The testing phase is ongoing as hardware or system software is remediated, upgraded or replaced. Testing as well as remediation is scheduled for completion in July 1999. The final phase of our year 2000 project, contingency planning, will be completed and tested to the extent possible by September 1999.

    We have expended $7.2 million on the year 2000 project through March 31, 1999, of which approximately $6.8 million related to the implementation of the J.D. Edwards Systems and related hardware. Funds for the year 2000 project are provided from a separate budget of approximately $0.3 million for all remaining items.

    The failure to correct a material year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of the year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of year 2000 failures will have a material impact on our results of operations, liquidity or financial condition. The year 2000 project is expected to significantly reduce our level of uncertainty about the year 2000 problem and, in particular, about the year 2000 compliance and readiness of our material business partners. We believe that, with the implementation of new business systems and completion of the project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

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                              INDUSTRY BACKGROUND

General

    The wireless communications industry is growing rapidly as new wireless technologies are developed and consumers become more aware of the benefits of wireless services. Wireless technologies are being used in more applications and the cost of wireless services to consumers is declining. A significant number of new competitors in the wireless communications industry have developed as additional frequency spectrum has become available for a wide range of uses, most notably personal communications services. This competition, combined with an increasing reliance on wireless communications by consumers and businesses, has led to an increased demand for higher quality, uninterrupted service and improved coverage, which, in turn, has led to increased demand for communications sites as new carriers develop and construct, or "build out," their networks and existing carriers upgrade and expand their networks to maintain their competitiveness. These trends are affecting the wireless communications industry around the world.

    As the wireless communications industry has become more competitive, wireless carriers have sought operating and capital efficiencies by outsourcing certain network services and the build-out and operation of new and existing infrastructure and by placing their transmission equipment with the equipment of other carriers on multiple tenant towers. The need for co-location has also been driven by the growing trend by municipalities to slow the proliferation of towers. Further, we believe that there has been a fundamental shift in strategy among established wireless carriers relating to infrastructure ownership. We believe that in order to free up capital for the growth and management of their customer bases and expansion of their service offerings, such carriers are beginning to seek to sell their wireless communications infrastructure to, or establish joint ventures with, experienced infrastructure providers that have the ability to manage networks. We believe that those infrastructure providers with a proven track record of providing comprehensive services will be best positioned to successfully acquire access to such wireless communications infrastructure.

    The television broadcasting industry is experiencing significant change because of the impending widespread deployment of digital land-based, or terrestrial, television broadcasting. In the United States, the Federal Communications Commission has required the four major networks (ABC, CBS, NBC and Fox) to commence digital terrestrial television broadcasts in the top ten markets by May 1999 and in the top 30 markets by November 1999. In the United Kingdom, under the Broadcasting Act 1996, six digital television transmission "multiplexes", which permit the holders to transmit digital television broadcasting services, have been allocated. We successfully began commercial operation of the digital terrestrial television network from an initial 22 transmission sites on November 15, 1998. Australia, France, Germany, Japan, Spain and Sweden are expected to be the next countries to introduce digital terrestrial television, followed by other European nations and later by developing countries. Many countries are expected to start to establish digital services within the next five years. The shift to digital transmission will require network design, development and engineering services and the significant enhancement of existing broadcast transmission infrastructure, including new transmission and monitoring equipment and the modification, strengthening and construction of towers, over 1,000 of which will be tall towers in the United States. In addition, state-run broadcast transmission networks are continuing to be privatized throughout the world.

    We expect these trends to continue around the world in both the wireless communications and broadcasting industries. We believe that the next logical step in the outsourcing of infrastructure by wireless carriers and broadcasters will be the outsourcing of the operation of their towers and transmission networks, including the transmission of their signals, in much the same way as the BBC has done with its transmission network. This outsourcing will allow carriers to realize additional operating and capital efficiencies and to focus on management of their customer bases and expansion of their service offerings. Management believes that such carriers will only entrust the transmission of their signals to those infrastructure providers, such as us, that have the ability to manage towers and transmission networks and a proven track record of providing end-to-end services to the wireless communications and broadcasting industries.

Development of the Tower Industry

    United States. The U.S. wireless communications industry was transformed in the 1970s through the issuance of licenses by the FCC to provide high quality communications services to vehicle-mounted and hand-held portable telephones, pagers and other devices. The licensees built and began operating wireless networks that were supported by communication sites, transmission equipment and other infrastructure. In the early 1980s, the number of towers began to expand significantly with the development of more advanced wireless communications systems, particularly cellular and paging. Nevertheless, as additional towers were built by the wireless carriers, they often were built for a single purpose rather than as multiple tenant towers. Further, these towers were generally owned and maintained by carriers and were treated as corporate cost centers operated primarily for the purpose of transmitting or receiving such carriers' signals.

    During the mid-to-late 1980s, a number of independent operators of towers began to emerge. These independent tower operators focused on owning and managing towers with multiple tenants by adding lessees to existing and reconstructed towers. We believe the majority of these operators were small business owners with a small number of local towers and few services other than site rental. In the last five years, however, several larger independent tower operators have emerged as demand for wireless services has continued to grow and as additional high frequency licenses have been awarded for new wireless services, such as: personal communications services; two-way, or narrowband, paging services; paging; and wireless local telephone and data service. These independent tower operators have sought to acquire smaller operators as well as suitable clusters of towers formerly owned by carriers and broadcasters in order to establish regional and national "tower footprints". Carriers expanding or building a network in a geographic area generally seek to lease space for antennas from a tower company whose footprints comprise strategically located clusters of towers and other communication sites in that area to efficiently and effectively establish service coverage in a given market.

    Today, towers are owned by a variety of companies, including wireless carriers, local and long distance telecommunications companies, broadcasting companies, independent tower operators, utilities and railroad companies. Despite the increasing demand for towers, the tower industry in the United States remains highly fragmented, with only a few independent tower operators owning a large number of towers. The pace of consolidation has begun to accelerate, however, as the larger independent operators continue to acquire small local operators and purchase towers from wireless communications companies. In addition, wireless carriers are building out new, or filling in existing, tower footprints for new and existing wireless services. Independent operators have also expanded into a number of associated network and communication site services, including the design of communication sites and networks, the selection and acquisition of tower and rooftop sites (including the resolution of zoning and permitting issues) and the construction of towers. Previously, carriers typically handled such services through in-house departments, and local nonintegrated service contractors focused on specific segments such as radio frequency engineering and site acquisition.

    Broadcast towers in the United States have typically been owned and operated on a fragmented basis. Typically, each network affiliate in each major market owns and operates its own television broadcasting tower. Local stations often have co-located their transmission equipment on these towers. Radio broadcast towers have also typically been erected by each station in a given market. Both television and radio broadcast towers have generally been constructed only for a single user and would require substantial strengthening to house new digital transmission equipment or other analog transmission equipment. As a result, similar to wireless communications towers, such towers historically have been treated as corporate cost centers operated primarily for the purpose of transmitting such broadcasters' signals.

    United Kingdom. The first towers in the United Kingdom were built for the BBC's medium frequency radio services. Additional towers were built from the 1940s on for transmission of evolving radio and television technologies and services. The size and structure of towers varies widely due to location, antenna requirements and wind loading. Towers built primarily for broadcast transmission are often able to carry wireless communications antennas. Those that are currently incapable of doing so can be strengthened or replaced.

    Since 1982, the growth of wireless communications in the United Kingdom has led to significant expansion in the number of towers. Historically, there have been four major wireless carriers in the United Kingdom, each of which, in general, built towers for its own use, rather than as multiple tenant owners. These towers are owned and maintained by such carriers and, as in the United States, were treated as corporate cost centers operated primarily for the purpose of transmitting or receiving their signals. With the smaller geographic size of the United Kingdom, as compared to the United States, these carriers typically constructed their tower footprint to provide national coverage. As a result of those national footprints, independent tower owners have not developed as they have in the United States. In addition to wireless communications providers, towers in the United Kingdom are owned by a variety of companies, such as telecommunications companies, utilities and railroad companies.

    Today, tower owners are upgrading their networks to provide more capacity and better service to their customers, while new entrants to the wireless communications market have sought to acquire rapid access to networks that provide national coverage. With the significant costs associated with the approval process for, and the construction of, new towers, and the significant capital requirements associated with ownership of tower infrastructure, wireless carriers have begun to look to third party tower owners to co-locate their antennas on existing towers, to build, own and operate new towers and to acquire such carriers' portfolios of existing towers.

Characteristics of the Tower Industry

    Management believes that, in addition to the favorable growth and outsourcing trends in the wireless communications and broadcasting industries and high barriers to entry as a result of regulatory and local zoning restrictions associated with new tower sites, tower operators benefit from several favorable characteristics. The ability of tower operators to provide antenna sites to customers on multiple tenant towers provides them with diversification against the specific technology, product and market risks typically faced by any individual carrier. The emergence of new technologies, carriers, products and markets may allow independent tower operators to further diversify against such risks. In addition, tower operators face increased "not-in-my-backyard" sentiment by communities and municipalities, which is reducing the number of opportunities for new towers to be built and driving the trend toward co-location on multiple tenant towers.

    We believe that independent tower operators also benefit from the contractual nature of the site rental business and the predictability and stability of monthly, recurring revenues. In addition, the site rental business has low variable costs and significant operating leverage. Towers generally are fixed cost assets with minimal variable costs associated with additional tenants. A tower operator can generally expect to experience increasing operating margins when new tenants are added to existing towers.

    The site rental business typically experiences low rates of loss of new and current tenants as a result of the high costs that would be incurred by a wireless carrier were it to relocate an antenna to another site and consequently be forced to re-engineer its network. Moving a single antenna may alter the pre-engineered maximum signal coverage, requiring a reconfigured network at significant cost to maintain the same coverage. Similarly, a television or FM broadcaster would incur significant costs were it to relocate a transmitter because, in order to avoid interruption of its transmissions, it would be necessary for the broadcaster to install and commence operations of a second broadcast site prior to ceasing signal transmission at the first site. In addition, regulatory problems associated with licensing the location of the new antenna with the FCC, in the United States, or being licensed for the location by the Radiocommunications Agency in the United Kingdom, may arise if the new location is at the edge of the wireless carrier's coverage area and if there is a possible adverse impact on other carriers. Municipal approvals are becoming increasingly difficult to obtain and may also affect the carrier's decision to relocate. The costs associated with network reconfiguration and FCC, Radiocommunications Agency and municipal approval and the time required to complete these activities may not be justified by any potential savings in reduced site rental expense.

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Trends in the Wireless Communications and Broadcasting Industries

    Our existing and future business opportunities are affected by the ongoing trends within the two major industries we serve, namely the wireless communications industry and the radio and television broadcasting industry. Each of these industries is currently experiencing a period of significant change that we believe is creating an increasing demand for communication sites and related infrastructure and network support services.

Wireless Communications

    The wireless communications industry now provides a broad range of services, including cellular, personal communications services, paging and specialized mobile radio. The industry has benefitted in recent years from increasing demand for its services, and industry experts expect this demand to continue to increase.

    We believe that more communication sites will be required in the future to accommodate the expected increase in demand for wireless communications services. Further, we see additional opportunities with the development of higher frequency technologies, which have a reduced cell range as a result of the inability of the relevant radio signals to travel as far as the usual cellular signals and require a more dense network of towers. In addition, network services may be required to service the network build-outs of new carriers and the network upgrades and expansion of existing carriers.

    In addition to the increasing demand for wireless services and the need to develop and expand wireless communications networks, we believe that other trends influencing the wireless communication industry have important implications for independent tower operators. In order to speed new network deployment or expansion and generate efficiencies, carriers are increasingly co-locating transmission equipment with that of other network operators. The trend towards co-location has been furthered by the "not-in-my-backyard" arguments generated by local zoning/planning authorities in opposition to the proliferation of towers. Further, the number of competitors in wireless communications is increasing due to the auction of new spectra and the deployment of new technologies. In this increasingly competitive environment, many carriers are dedicating their capital and operations primarily to those activities that directly contribute to subscriber growth, such as marketing and distribution. These carriers, therefore, have sought to reduce costs and increase efficiency through the outsourcing of infrastructure network functions such as communication site ownership, construction, operation and maintenance. Further, we believe that these carriers are beginning to seek to move their tower portfolios off their balance sheets through sales to, or joint ventures with, experienced tower operators who have the proven capability to provide comprehensive services to the wireless communications industry.

    United States. Current emerging wireless communications systems, such as personal communications services and specialized mobile radio, represent an immediate and sizable market for independent tower operators and network services providers as carriers build out large nationwide and regional networks. While several personal communications services and specialized mobile radio carriers have already built limited networks in certain markets, these carriers still need to fill in "dead zones" and expand geographic coverage. The Cellular Telecommunications Industry Association estimates that, as of June 1998, there were 57,674 antenna sites in the United States. The Personal Communications Industry Association estimates that the wireless communications industry will construct at least 100,000 new antenna sites over the next 10 years. As a result of advances in digital technology, specialized mobile radio operators, including Nextel, have also begun to design and deploy digital mobile telecommunications networks in competition with cellular carriers. In particular response to the increased competition, cellular operators are re-engineering their networks by increasing the number of sites, locating sites within a smaller radius, filling in "dead zones" and converting from analog to digital cellular service in order to manage subscriber growth, extend geographic coverage and provide competitive services. The demand for communication sites is also being stimulated by the development of new paging applications, such as e-mail and voicemail notification and two-way paging, as well as other wireless data applications. In addition, as wireless communications networks expand and new networks are deployed, we anticipate that demand for microwave transmission facilities that provide "backhaul," a medium for conveying traffic between communications sites to or from a central switching facility, will also increase.

    Licenses are also being awarded, and technologies are being developed, for numerous new wireless applications that will require networks of communication sites. Future potential applications include those that will be deployed by the winners of licenses auctioned in February and March 1998 for distribution services employing one local transmission point to serve multiple receiver points, including wireless local telephone and data services, wireless cable television, wireless data and wireless Internet access, as well as forthcoming auctions for personal communications services and local multi-point distribution services. Radio spectrum required for these technologies has, in many cases, already been awarded and licensees have begun to build out and offer services through new wireless systems. Examples of these systems include wireless local telephony and data services operated by WinStar and Teligent, wireless cable networks operated by companies such as Cellular Vision and CAI Wireless, and data networks being constructed and operated by RAM Mobile Data, MTEL and Ardis.

    United Kingdom. As in the United States, the development of newer wireless communications technologies, such as personal communications services and digital terrestrial trunked radio, the U.K. equivalent of enhanced specialized mobile radio, provides tower operators with immediate opportunities for site rental and new tower build out. The four existing national carriers offering global standard for mobile communications, the European standard for digital radio communications primarily in the 800 and 1900 MHz frequency bands, or personal communication services continue to fill in "dead zones" and add capacity to their networks. Also, the carrier that is using the terrestrial trunked radio standard, which is similar to global standard for mobile communications and has been adopted throughout Europe, is deploying a network across the United Kingdom. The United Kingdom's newly-licensed wireless local loop operators have the potential to be important site rental customers. Wireless local loop operators provide transmission services of voice or other signals that are comparable to the range and quality of services delivered over the wire networks. This technology is being rapidly deployed as a low-cost alternative to fixed networks. To date, a total of seven spectrum licenses have been awarded to companies planning to deploy wireless loop systems. In addition, the deployment of a new national digital PMR system (using the terrestrial trunked radio standard) for the use of the U.K. emergency services and the announced licensing in early 1999 by the U.K. Government of universal mobile telecommunications service networks, which will be the third generation of cellular, should create additional demand for antenna space and tower sites.

Radio and Television Broadcasting

    General. There are currently three main transmission delivery methods for television and radio broadcasts: terrestrial, direct-to-home satellite and cable. Terrestrial technology, the most common delivery method in the United States, the United Kingdom and many other countries, relies on signal transmission by wireless telegraphy, a type of data transmission technique, from a network of ground-based transmitters for direct reception by viewers or listeners through an aerial system. Satellite signals are transmitted to satellites that then beam the signal over a target area (satellite footprint) for reception by a customer's satellite dish. A satellite customer must either purchase or rent a dish and a receiver/decoder and pay subscription fees to the relevant provider. A cable television customer typically rents a receiver/decoder and pays a subscription fee to receive services that are distributed to the home through co-axial or fiber optic cable.

    Until the 1990s, all three delivery methods used analog technology, which remains the most widespread technology in use today. In the early 1990s, digital technology was developed for radio and television broadcasting and has begun to be introduced for the transmission of radio and television signals. Digital transmission is now possible by terrestrial, satellite and cable methods.

    Digital technology allows a number of signals to be compressed and interleaved, using a technical process called "multiplexing", before the combined signal is transmitted within a single frequency channel. This process makes the signal more robust, allowing the use of parts of the spectrum unavailable to analog. A greater quantity of audio-visual information can be transmitted with the same amount of frequency spectrum allowing higher resolution or multiple channels to be broadcast. At the point of reception, the compression and interleaving are decoded and individual signals recovered.

    Some of the principal advantages of digital compared to analog transmission include:

  (1) greater number, choice and flexibility of broadcasting services offered;

  (2) scope for greater interactivity on the part of viewers and listeners;

  (3) greater capacity for pay-television (subscription and pay-per-view) as well as free-to-air services; and

  (4) enhanced picture quality and sound.

    The development and timing of implementation of digital transmission technology to the general public is a function of several factors, including technological advancement, cost of equipment and conversion process, quality improvement of visual and sound transmission and demand for terrestrial bandwidth. The transition to digital transmission will involve additional costs to viewers and program and transmission service providers. Viewers will require additional equipment such as set-top boxes or digital televisions. Program providers have begun to re-equip their studios and production facilities with digital technology.

    United States. Prior to the introduction of digital transmission, the U.S. broadcasting industry had generally been a mature one in terms of demand for transmission tower capacity, although even then opportunities existed for independent tower operators to purchase transmission networks, manage them on behalf of broadcasters under long-term contracts and lease space on broadcasting towers to wireless carriers.

    The FCC-mandated introduction of digital television broadcasting will provide new opportunities for independent tower operators. The conversion of broadcasting systems from analog to digital technology will require a substantial number of new towers to be constructed to accommodate the new systems and analog equipment displaced from existing towers. Even with digital terrestrial television transmissions, television station owners will continue to broadcast the existing analog signals for a number of years. Broadcasters that own their own tower infrastructure may elect to remove third-party tenants from their towers to make room for their own digital terrestrial television broadcasting equipment. These displaced tenants, and tower owners that are unable to remove existing third party tenants from their towers, will require new towers to accommodate their transmission equipment. The National Association of Broadcasters projects that by the year 2010 approximately 1,400 tall towers will be required to be built, strengthened or modified to support digital terrestrial television broadcasting, with 200 towers required in the top 50 markets within the next five years. Further, because of the need for broadcasters to purchase new transmission equipment to deploy digital terrestrial television, they will have fewer resources to devote to the build out of new tower infrastructure. We believe that these circumstances, along with the relative scarcity of suitable sites and prevalent "not-in-my-backyard" attitudes, will allow experienced tower operators to build and operate multiple tenant broadcast towers to transmit digital terrestrial television broadcasting signals. These towers will also be attractive sites for the distribution of FM radio broadcasts.

    United Kingdom. The broadcasting industry in the United Kingdom has generally been a mature one in terms of demand for transmission tower capacity. Existing towers provide almost universal coverage for analog transmission, which remains the primary mode of transmission for television and radio programs in the United Kingdom. Most of the BBC's radio services, three Independent National Radio services and many local services are broadcast by analog terrestrial means. Some radio services are also available by satellite and cable for reception on fixed installations, but not portable or mobile sets.

    Digital television services in the United Kingdom were launched in 1998 from terrestrial transmitters and satellite. The Broadcasting Act of 1996 sets out a framework for the licensing of multiple television channels on a single digital frequency transmission, and an industry interest group has been established to coordinate the establishment of digital television in the United Kingdom. The British Government has allocated six multiplexes for digital terrestrial transmitters: two and one-half of these multiplexes were reserved for the BBC,

ITV, Channel 4, S4C and Channel 5, three were awarded to ONdigital, a joint venture of Carlton Communications PLC and Granada Group PLC, and the other one-half was awarded to S4C Digital Network. We have been awarded the digital transmission contract for the four multiplexes held by the BBC and ONdigital, while NTL has been awarded the digital transmission contract for the other two multiplexes.

    Build-out of digital terrestrial transmission equipment in the United Kingdom is being based on existing analog terrestrial infrastructure, including transmission sites and towers. In the initial phase of the deployment of digital terrestrial transmission equipment, 81 analog transmission sites and towers will be upgraded with new transmitters and associated systems required to support digital terrestrial broadcasting. Digital broadcasts from these sites are expected to reach approximately 90% of the U.K. population. It is expected that additional sites will continue to be upgraded until the "vast majority" of viewers can receive digital broadcasts.

    While no formal timetable has been set for the discontinuation of analog terrestrial television broadcasting, the British Government has announced its intention to review, by 2002, the timing of analog "switch-off". When analog television transmission ceases, large amounts of frequency spectrum will be released. New uses for this spectrum have not yet been defined but applications are likely to include other digital broadcasting applications and mobile communications. The spectrum is inherently suitable for terrestrial transmission, so it is likely that existing towers will be used to provide many of the new services.

    In September 1995, the BBC launched the United Kingdom's first digital radio service, which is now broadcast to approximately 60% of the U.K. population from 29 transmission sites. Independent local radio licenses for additional digital radio multiplexes are expected to be issued by the end of 1999.

    To date, existing broadcast towers have been used as transmission sites for the BBC's digital radio service, and it is anticipated that existing towers also will be used for the independent services, often sharing the antennas used for the BBC's digital radio service. While digital radio has the advantage of using a single frequency network, which enables expanded geographic coverage as compared with the multiple frequency networks used for analog radio, to replicate the coverage of analog radio it will be necessary to broadcast digital radio from more sites than at present. Although detailed planning has not yet begun, it is expected that existing towers will provide the necessary sites. As with digital terrestrial television, we believe that ownership of key broadcasting sites across the United Kingdom will allow an experienced operator to provide the infrastructure necessary to accommodate the growth in digital radio at minimum cost.

                                    BUSINESS

    We are a leading owner and operator of towers and transmission networks for wireless communications and broadcast companies. After giving effect to the completion of the recent and proposed transactions, as of June 30, 1999, we owned or managed 7,251 towers, including 5,402 towers in the United States and Puerto Rico and 1,849 towers in the United Kingdom. Our customers currently include many of the world's major wireless communications and broadcast companies, including Bell Atlantic Mobile, BellSouth, AT&T Wireless, Nextel and the BBC.

    Our strategy is to use our leading domestic and international position to capture the growing opportunities to consolidate ownership of existing towers and to build new towers created by:

  .the outsourcing of ownership and management of towers by major wireless carriers;

  .the need for existing wireless carriers to expand coverage and improve capacity;

  . the additional demand for towers created by new entrants into the wireless communications industry;

  .the privatization of state-run broadcast transmission networks; and

  .the introduction of new digital broadcast transmission technology and other wireless technologies.

    Our two main businesses are leasing, or licensing, antenna space on wireless and broadcast multi-tenant towers and operating broadcast transmission networks. We also provide related services to our customers, including network design, radio frequency coverage predictions, site acquisition, site development and construction, antenna installation and network management and maintenance. We believe that our full service capabilities are a key competitive advantage in forming strategic partnerships to acquire tower clusters and in winning contracts for new tower construction.

    Our primary business in the United States is the leasing of antenna space to wireless carriers. After completion of the recent and proposed transactions we describe in this prospectus supplement, we will have tower clusters in 26 of the 50 largest U.S. metropolitan areas, including 23 metropolitan areas east of the Mississippi river. We believe that by owning and managing large tower clusters we are able to offer customers the ability to fulfill rapidly and efficiently their network expansion plans across particular markets or regions.

    Our primary business in the United Kingdom is the operation of television and radio broadcast transmission networks. Following the 1997 acquisition of the BBC's broadcast and tower infrastructure, we were awarded long-term contracts to provide the BBC and other broadcasters analog and digital transmission services. We also lease antenna space to wireless operators in the United Kingdom on the towers we acquired from the BBC and from various wireless carriers. Since completing the One2One transaction described in this prospectus supplement, we now have nationwide broadcast and wireless coverage in the United Kingdom.

    We believe our towers are attractive to a diverse range of wireless communications industries, including personal communications services, cellular, enhanced specialized mobile radio, specialized mobile radio, paging, and fixed microwave, as well as radio and television broadcasting. In the United States our major customers include AT&T Wireless, Aerial, Bell Atlantic, BellSouth, Motorola, Nextel, PageNet and Sprint PCS and Powertel. In the United Kingdom our major customers include the BBC, Cellnet, Dolphin, NTL, ONdigital, One2One, Orange, Virgin Radio and Vodafone AirTouch.

    We have embarked on a major construction program for our customers to enhance our tower portfolios. In 1998, we constructed 231 towers at an aggregate cost of approximately $46.0 million, and had begun construction of an additional 72 towers as of December 31, 1998. In 1999, we plan to construct between 600 to 700 towers at an estimated aggregate cost between $135.0 million and $160.0 million for wireless carriers such as Bell Atlantic, BellSouth and Nextel. The actual number of towers built may be outside that range depending on acquisition opportunities and potential build-to-suit contracts from large wireless carriers. In addition, we were selected to build and operate the world's first digital terrestrial television system in the United Kingdom based on our broadcast engineering expertise.

Growth Strategy

    Our objective is to become the premier global owner and operator of towers and transmission networks for wireless communications and broadcast companies. We are uniquely positioned to capitalize on global growth opportunities because of:

  .our experience in establishing and expanding our existing tower portfolios;

  .our experience in owning and operating both analog and digital transmission networks;

  .our significant relationships with wireless carriers and broadcasters;
  and

  .our ability to offer customers our in-house technical and operational expertise.

    The key elements of our business strategy are to:

  . Maximize Utilization of Tower Capacity. We are seeking to take advantage of the substantial operating leverage of our site rental business by increasing the number of antenna leases on our owned and managed communications sites. We believe that many of our towers have significant capacity available for additional antenna space rental and that increased utilization of our tower capacity can be achieved at low incremental cost. For example, prior to our purchase of the BBC's broadcast transmission network in 1997, the rental of available antenna capacity on the BBC's premier tower sites was not actively marketed to third parties. We believe there is substantial demand for such capacity and also for the capacity on our One2One and other towers in the U.K. In addition, we believe that the extra capacity on our tower portfolios in the United States and the United Kingdom will be highly desirable to new entrants into the wireless communications industry. Such carriers are able to launch service quickly and relatively inexpensively by designing the deployment of their networks based on our attractive existing tower portfolios. Further, we intend to selectively build and acquire additional towers to improve the coverage of our existing tower portfolios to further increase their attractiveness. We intend to use targeted sales and marketing techniques to increase utilization of and investment return on our existing, newly constructed and acquired towers.

  . Utilize Expertise of Our U.S. and U.K. Personnel to Capture Global
    Growth Opportunities. We are seeking to leverage the skills of our personnel in the United States and the United Kingdom. We believe that our ability to manage networks, including the transmission of signals, will be an important competitive advantage in our pursuit of global growth opportunities, as evidenced by our BBC, One2One, Bell Atlantic, BellSouth, BellSouth DCS and Powertel transactions. With our wireless communications and broadcast transmission network design and radio frequency engineering expertise, we are well positioned to:

    (1)partner with major wireless carriers to assume ownership of their existing towers,

    (2)provide new tower construction for wireless carriers and broadcasters and

    (3)acquire existing broadcast transmission networks that are being privatized around the world.

  . Partner with Wireless Carriers to Assume Ownership of their Existing
    Towers. In addition to the joint venture with Bell Atlantic and with the BellSouth and BellSouth DCS transactions, we are continuing to seek to partner with other major wireless carriers to assume ownership of their existing towers directly or through joint ventures or control their towers through contractual arrangements. We believe the primary criteria of such carriers in selecting a company to own and operate their wireless communications infrastructure will be the company's perceived capability to maintain the integrity of their networks, including their transmission signals. Therefore, we believe that those companies with a proven track record of providing end-to-end services will be best positioned to successfully acquire access to such wireless communications infrastructure. We believe that similar opportunities will arise globally as the wireless communications industry further expands.

  . Build New Towers for Wireless Carriers and Broadcasters. As wireless carriers continue to expand and fill-in their service areas, they will require additional communications sites and will have to build new towers where multi-tenant towers are not available. Similarly, the introduction of digital terrestrial television broadcasting in the United States will require the construction of new broadcast towers to accommodate new digital transmission equipment and analog transmission equipment displaced from existing towers. We are aggressively pursuing these build-to-suit opportunities to build new towers for wireless carriers, leveraging on our ability to offer end-to-end services.

  . Acquire Existing Broadcast Transmission Networks. In 1997, Castle
    Transmission successfully acquired the privatized domestic broadcast transmission network of the BBC. In addition, we are implementing the roll-out of digital television transmission services throughout the United Kingdom. As a result of this experience, we are well positioned to acquire other state-owned analog and digital broadcast transmission networks globally when opportunities arise. These state-owned broadcast transmission networks typically enjoy premier sites giving an acquirer the ability to offer unused antenna capacity to new and existing radio and television broadcasters and wireless carriers, as well as to install new technologies such as digital terrestrial transmission services. In addition, our experience in broadcast transmission services allows us to consider, when attractive opportunities arise, acquiring wireless transmission networks as well as the acquisition of associated wireless communications infrastructure. We are currently pursuing international acquisition and privatization opportunities.

  . Continue to Decentralize Our Management Functions. In order to better manage our efforts to add tenants to our towers and our new tower build programs, and in anticipation of the continued growth of our tower portfolios throughout the United States, we have begun and plan to continue decentralizing some management and operational functions. To that end, in addition to our Pittsburgh operating headquarters and regional office, we have opened and staffed 20 regional offices in connection with the recent and proposed transactions, including Boston, Washington D.C., Philadelphia, Atlanta, Birmingham, Boca Raton, Charlotte, Houston, Louisville, Phoenix, Albany and Puerto Rico. The principal responsibilities of these offices are to manage the leasing of tower space on a regional basis through a dedicated local sales force, to maintain the towers already located in the region and to implement our commitments to build new towers for wireless carriers in the area. We believe that by moving a significant amount of our operating personnel to regional offices we will be better able to strengthen our relationship with regional carriers, serve our customers more effectively and identify additional opportunities to build new towers for local and regional carriers.

CCIC

    The following table indicates, as of June 30, 1999, assuming we had completed the recent and proposed transactions, the geographic concentration of our 7,251 owned and managed towers and 132 revenue producing rooftop sites:

                         U.S. Towers and Rooftop Sites

                                                                                   % of   % of
                             Crown       Bell                      BellSouth       U.S.   CCIC
                         Communication Atlantic BellSouth Powertel    DCS    Total Total  Total
                         ------------- -------- --------- -------- --------- ----- -----  -----
Towers:
  North Carolina........       28         144        20      --       410      602  11.0%  8.2%
  Georgia...............       --          22       341     140        29      532   9.7   7.2
  Florida...............        3          --       434      76        --      513   9.3   7.0
  Tennessee.............       23           1       202     111       110      447   8.1   6.1
  South Carolina........       12         151        10      18       222      413   7.5   5.6
  Alabama...............       --           9       179     187        --      375   6.8   5.1
  Pennsylvania..........      146         219        --      --        --      365   6.6   5.0
  Texas ................      226          43        --      --        --      269   4.9   3.7
  Kentucky..............       27          --       191      18        --      236   4.3   3.2
  Louisiana.............       53          13       162      --        --      228   4.1   3.1
  Mississippi...........       21           8       125      60        --      214   3.9   2.9
  Indiana...............        8          --       183       5        --      196   3.6   2.7
  Arizona...............       12         162        --      --        --      174   3.2   2.4
  New Jersey............        1         150        --      --        --      151   2.2   2.1
  New York..............        1         131        --      --        --      132   2.4   1.8
  Maryland..............       --         115        --      --        --      115   2.1   1.6
  Massachusetts.........       --          80        --      --        --       80   1.5   1.1
  Virginia..............        7          66        --      --         2       75   1.4   1.0
  New Mexico............       34          37        --      --        --       71   1.3     *
  Ohio..................       39          --        --      --                 39     *     *
  Connecticut...........       --          37        --      --        --       37     *     *
  New Hampshire                --          26        --      --        --       26     *     *
  Delaware..............       --          25        --      --        --       25     *     *
  West Virginia.........        6          15        --      --        --       21     *     *
  Puerto Rico...........       20          --        --      --        --       20     *     *
  Rhode Island..........       --          14        --      --        --       14     *     *
  All Others............       22           2         3       5        --       32     *     *
                              ---       -----     -----     ---       ---    ----- -----  ----
Rooftops(a).............       95          --        --      --        --       95
                              ---       -----     -----     ---       ---    ----- -----  ----
Total...................      784       1,470     1,850     620       773    5,497 100.0% 74.8%
                              ===       =====     =====     ===       ===    ===== =====  ====

--------
(a) We manage an additional 1,286 rooftop sites throughout the United States that do not currently produce revenue but are available for leasing to our customers.
*  Less than 1%.

                         U.K. Towers and Rooftop Sites

                                                                          % of
                                       Castle                     % of    CCIC
                                    Transmission One2One Total U.K. Total Total
                                    ------------ ------- ----- ---------- -----
Towers:
  England..........................     520        821   1,341    72.5%   18.2%
  Wales............................     135         48     183     9.9     2.5
  Scotland.........................     156         27     183     9.9     2.5
  Northern Ireland.................      91         --      91     4.9     1.2
                                        ---        ---   -----   -----    ----
Rooftops...........................      51         --      51     2.8      *
                                        ---        ---   -----   -----    ----
Total..............................     953        896   1,849   100.0%   25.2%
                                        ===        ===   =====   =====    ====

U.S. Operations

Overview

    Our primary business focus in the United States is the leasing of antenna space on multiple tenant towers and rooftops to a variety of wireless carriers under long-term lease contracts. Supporting our competitive position in the site rental business, we maintain in-house expertise in, and offer our customers, infrastructure and network support services that include network design and communication site selection, site acquisition, site development and construction and antenna installation.

    We lease antenna space to our customers on our owned and managed towers. We generally receive fees for installing customers' equipment and antennas on a tower and also receive monthly rental payments from customers payable under site rental leases that generally range in length from three to five years. Our U.S. customers include such companies as AT&T Wireless, Aerial Communications, AirTouch Cellular, Arch Communications, Bell Atlantic, BellSouth, Cellular One, Federal Express, Lucent Technologies, Motorola, Nextel, Nokia, PageNet, Powertel, Skytel, Sprint PCS and TSR Wireless. We also provide tower space to private network operators and various federal and local government agencies, such as the FBI, the IRS and the U.S. Postal Service.

    At June 30, 1999, without giving effect to the portion of the BellSouth transaction that has not closed and the proposed BellSouth DCS transaction described in this prospectus supplement, we owned or managed 3,052 towers and 95 rooftop sites in the United States and Puerto Rico. These towers and rooftop sites are located in western Pennsylvania (primarily in and around the greater Pittsburgh area), in the southwestern United States (primarily in western Texas), across Puerto Rico and along I-95 in North Carolina and South Carolina.

    The joint venture with Bell Atlantic controls and operates 1,458 towers. These towers represent substantially all the towers in Bell Atlantic's 850 MHz wireless network in the eastern and southwestern United States and provide coverage of 11 of the top 50 U.S. metropolitan areas including New York, Philadelphia, Boston, Washington, D.C. and Phoenix. A substantial majority of these towers are over 100 feet tall and can accommodate multiple tenants.

    After completion of the BellSouth transaction, we will control and operate an additional 1,850 towers. As of June 30, 1999, we have acquired control of 273 of these towers, and we expect to close on the balance by December 31, 1999. These towers represent substantially all the towers in BellSouth's 850 MHZ wireless network in the southeastern and midwestern United States and provide coverage of 12 of the top 50 U.S. metropolitan areas, including Miami, Atlanta, Tampa, Nashville and Indianapolis. A substantial majority of these towers are over 100 feet tall and can accommodate multiple tenants.

    Through the Powertel acquisition, we acquired and now operate an additional 620 towers. These towers represent substantially all of Powertel's owned towers in its 1.9 GHz wireless network in the southeastern and midwestern United States. Approximately 90% of these towers are clustered in seven southeastern states providing coverage of such metropolitan areas as Atlanta, Birmingham, Jacksonville, Memphis and Louisville, and a number of major connecting highway corridors in the southeast. These towers are complementary to BellSouth's 850 MHZ tower portfolio in the southeast and have minimal coverage overlap. Substantially all of these towers are over 100 feet tall, were built within the last three years and can accommodate multiple tenants. We expect to acquire an additional 31 towers from Powertel by December 31, 1999.

    Upon consummation of the BellSouth DCS transaction, we will control and operate an additional 773 personal communications towers located in North Carolina, South Carolina, east Tennessee and parts of Georgia. These towers represent substantially all of the towers in BellSouth DCS's 1.9 GHz wireless network. The towers are complementary to the towers we have acquired or in the process of acquiring through the BellSouth transaction and the Powertel acquisition. Substantially all of these towers are over 100 feet tall and can accomodate multiple tenants.

    We are actively seeking to enter into arrangements with other major wireless carriers and independent tower operators to acquire additional tower footprints. We believe that, like Bell Atlantic, BellSouth and Powertel, other wireless carriers will seek to enter into contractual arrangements with independent tower carriers, such as us, for the ownership or control of their tower footprints.

    We also plan to capitalize on our network design expertise to construct new towers. We plan to build towers in areas where carriers' signals fail to transmit in their coverage area. The areas, commonly known as "dead zones", are attractive tower locations. When population density and perceived demand are such that we believe the economics of constructing such towers are justified, we build towers that can accommodate multiple tenants. The multiple tenant design of these towers obviates the need for expensive and time consuming modifications to upgrade undersized towers, saving critical capital and time for carriers facing time-to-market constraints. The towers are also designed to easily add additional customers, and the equipment shelters are built to accommodate another floor for new equipment and air conditioning units when additional capacity is needed. The tower site is zoned for multiple carriers at the time the tower is constructed to allow new carriers to quickly utilize the site. In addition, the towers, equipment shelters and site compounds are engineered to protect and maintain the structural integrity of the site.

    Our existing contracts for construction of new towers include an agreement with Nextel, under which we have already constructed 67 sites and have an option to construct up to 96 additional sites. In connection with the joint venture, Bell Atlantic and the joint venture entered into a master build-to-suit agreement under which the joint venture will build and own the next 500 towers to be built for Bell Atlantic's wireless communications business over the next five years. Further, we have entered into similar agreements with BellSouth, as part of the BellSouth transaction, to construct at least 500 towers on behalf of BellSouth in the region covered by that transaction over the next five years and with Powertel to construct 31 additional towers. As part of the BellSouth DCS transaction we will enter into an agreement to construct towers as well.

Site Rental

    In the United States, we rent antenna space on our owned and managed towers and rooftops to a variety of carriers operating cellular, personal communications services, specialized mobile radio, enhanced specialized mobile radio, paging and other networks.

    Tower Site Rental. We lease space to our customers on our owned and managed towers. We generally receive fees for installing customers' equipment and antennas on a tower (as provided in our network services programs) and also receive monthly rental payments from customers payable under site leases. In the United States, the majority of our outstanding customer leases, and the new leases typically entered into by us, have original terms of five years (with three or four optional renewal periods of five years each) and provide for annual price increases based on the Consumer Price Index. The lease agreements relating to network acquisitions generally have a base term of 10 years.

    We also provide a range of site maintenance services in order to support and enhance our site rental business. We believe that by offering services such as antenna, base station and tower maintenance and security monitoring, we are able to offer quality services to retain our existing customers and attract future customers to our communication sites. We were the first site management company in the United States selected by a major wireless carrier to exclusively manage its tower network and market the network to other carriers for multi-tenant use of their towers.

    We have existing master lease agreements with AT&T Wireless, Aerial Communications, Bell Atlantic, Nextel and Sprint PCS, among others, which provide terms (including economic terms) that govern new leases entered into by such parties during the term of their master lease agreements. These agreements include the lease of space on towers in the Pittsburgh major trading area, which includes greater Pittsburgh and parts of Ohio, West Virginia and western Pennsylvania. Each of the Aerial Communications and Sprint PCS agreements has a 10-year master lease term through December 2006, with one 10-year and one five-year renewal period. Rents are adjusted periodically based on the cumulative Consumer Price Index. Nextel's master lease agreement with us has a 10-year master lease term through October 2006, with two 10-year renewal options. We have also entered into an independent contractor agreement with Nextel. The Bell Atlantic agreement has a 25-year master lease term through December 2020.

    We have significant site rental opportunities arising out of our existing agreements with Nextel. In connection with the agreement with Nextel, as of June 30, 1999, we have the option to own and operate up to 96 additional towers. Further, 117 towers included in the Bell Atlantic joint venture were subject to a prior sublease agreement. Since we previously maintained the right to put sublessees on those 117 towers, revenue resulting from the addition of new tenants on those towers will continue to be realized by us rather than the joint venture.

    We also have significant site rental opportunities in connection with the recent and proposed transactions we describe in this prospectus supplement. In connection with the joint venture, we entered into a global lease under which Bell Atlantic leases antenna space on the towers transferred to the joint venture, as well as the towers built under to the build-to-suit agreement. In connection with the BellSouth transaction, we are paid a monthly site maintenance fee from BellSouth for its use of space on the towers we control. Further, in connection with the Powertel acquisition, we entered into an agreement under which the sellers rent space on the towers we acquired from them. In each of these transactions, we are permitted to lease additional space on the towers to third parties. See "Recent and Proposed Transactions".

    Rooftop Site Rental. We are a leading rooftop site management company in the United States. Through our subsidiary, Spectrum, we develop new sources of revenue for building owners by effectively managing all technical aspects of rooftop telecommunications, including two-way radio systems, microwave facilities, fiber optics, wireless cable, paging, rooftop infrastructure services and optimization of equipment location. We also handle billing and collections and all calls and questions regarding the site, totally relieving the building's management of this responsibility. In addition to the technical aspects of site management, we provide operational support for both wireless carriers looking to build out their wireless networks, and building owners seeking to out source their site rental activities. We generally enter into management agreements with building owners and receive a percentage of the revenues generated from the tenant license agreements.

 Network Services

    We design, build and operate our own communication sites. We have developed an in-house expertise in certain value-added services that we offer to the wireless communications and broadcasting industries. Because we are a provider of total systems with "end-to-end" design, construction and operating expertise, we offer our customers the flexibility of choosing between the provision of a full ready-to-operate network infrastructure or any of the component services involved therein. Such services include network design and site selection, site acquisition, site development and construction and antenna installation.

    Network Design and Site Selection. We have extensive experience in network design and engineering and site selection. While we maintain sophisticated network design services primarily to support the location and construction of company-owned multiple tenant towers, we do from time to time provide network design and site selection services to carriers and other customers on a consulting contract basis. Our network design and site selection services provide our customers with relevant information, including recommendations regarding location and height of towers, appropriate types of antennas, transmission power and frequency selection and related fixed network considerations. In 1998, we provided network design services primarily for our own footprints and also for certain customers, including Triton Communications, Nextel, Aerial Communications and Sprint PCS. These customers were typically charged on a time and materials basis.

    To capitalize on the growing concerns over tower proliferation, we have developed a program called "Network Solutions" through which we will attempt to form strategic alliances with local governments to create a single communications network in their communities. To date our efforts have focused on western Pennsylvania, where we have formed alliances with three municipalities. These alliances are intended to accommodate wireless carriers and local public safety, emergency services and municipal services groups as part of an effort to minimize tower proliferation. By promoting towers designed for co-location, these alliances will reduce the number of towers in communities while serving the needs of wireless carriers and wireless customers.

    Site Acquisition. In the United States, we are engaged in site acquisition services for our own purposes and for third parties. Based on data generated in the network design and site selection process, a "search ring", generally of a one-mile radius, is issued to the site acquisition department for verification of possible land purchase or lease deals within the search ring. Within each search ring, geographic information systems specialists select the most suitable sites, based on demographics, traffic patterns and signal characteristics. Once a site is selected and the terms of an option to purchase or lease the site are completed, a survey is prepared and the resulting site plan is created. The plan is then submitted to the local zoning/planning board for approval. If the site is approved, our construction department takes over the process of constructing the site.

    We have provided site acquisition services to several customers, including AT&T Wireless, Aerial Communications, AirTouch Cellular, Bell Atlantic, BellSouth, GTE Mobilnet, Nextel, OmniPoint, Pagemart, Sprint PCS and Teligent. These customers engage us for such site acquisition services on either a fixed price contract or a time and materials basis.

    Site Development and Construction and Antenna Installation. We have provided site development and construction and antenna installation services to the U.S. communications industry for over 18 years. We have extensive experience in the development and construction of tower sites and the installation of antenna, microwave dishes and electrical and telecommunications lines. Our site development and construction services include clearing sites, laying foundations and electrical and telecommunications lines, and constructing equipment shelters and towers. We have designed and built and presently maintain tower sites for a number of our wireless communications customers and a substantial part of our own tower network. We can provide cost-effective and timely completion of construction projects in part because our site development personnel are cross-trained in all areas of site development, construction and antenna installation. A varied inventory of heavy construction equipment and materials are maintained by us at our 45-acre equipment storage and handling facility in Pittsburgh, which is used as a staging area for projects in major cities in the eastern region of the United States. We generally set prices for each site development or construction service separately. Customers are billed for these services on a fixed price or time and materials basis and we may negotiate fees on individual sites or for groups of sites. We have the capability and expertise to install antenna systems for our paging, cellular, personal communications services, specialized mobile radio, enhanced specialized mobile radio, microwave and broadcasting customers. As this service is performed, we use our technical expertise to ensure that there is no interference with other tenants. We typically bill for our antenna installation services on a fixed price basis.

    Our construction management capabilities reflect our extensive experience in the construction of networks and towers. For example, Crown Communication was instrumental in launching networks for Sprint PCS, Nextel and Aerial Communications in the Pittsburgh major trading area. In addition, Crown Communication supplied these carriers with all project management and engineering services which included antenna design and interference analyses.

    In 1998, we provided site development and construction and antenna installation services to approximately 33 customers in the United States, including AT&T Wireless, Bell Atlantic, Nextel and Sprint PCS.

Broadcast Site Rental and Services

    We also provide site rental and related services to customers in the broadcasting industry in the United States. The launch of digital terrestrial television in the United States will require significant expansion and modification of the existing broadcast infrastructure. The television broadcasting industry has historically been opposed to locating their equipment on towers with other tenants and third party ownership of broadcast infrastructure. Because of the significant cost involved in the construction or modification of broadcast towers, and the large capital expenditures broadcasters will incur in acquiring digital broadcast equipment, we believe that the television broadcasting industry will begin to outsource tower ownership. See "Industry Background".

    Our objective is to become a leader in the construction of the approximately 200 tall towers expected to be built in the United States over the next five years. We believe that our experience in providing digital transmission services in the United Kingdom will make us an attractive provider of broadcast services to the major networks and their affiliates. In addition, we will seek to partner with broadcasters and major station ownership groups that own property zoned for tall towers, but that lack sufficient resources and expertise to build a tower. We will then attempt to locate on the tower the transmitters of commercial broadcast television stations and high powered FM radio stations in that market as well as wireless carriers.

    Electronic news gathering systems benefit from the towers and services we offer. The electronic news gathering trucks, often in the form of local television station news vans with telescoping antennas on their roofs, send live news transmission back to the studio from the scene of an important event. Typically, these vans cannot transmit signals beyond about 25 miles. In addition, if they are shielded from the television transmitter site, they cannot make the connection even at close range. We have developed a repeater system for such news gathering that can be used on many of our towers in western Pennsylvania and expect to develop similar systems in other markets in which we have or develop tower clusters. This system allows the van to send a signal to one of our local towers where the signal is retransmitted back to the television transmitter site. The retransmission of the signal from our tower to the various television transmitter sites is done via a microwave link. We charge the station for the electronic news gathering receiver system at the top of our tower and also charge them for the microwave dish they place on our tower. Our electronic news gathering customers are affiliates of the NBC, ABC, CBS and Fox networks.

    We also have employees with considerable direct construction experience and market knowledge in the U.S. broadcasting industry, having worked with numerous television networks around the United States, and a number of other local broadcasting companies. We have installed master FM and television systems on buildings across the country. We have supervised the construction and operation of the largest master FM antenna facility in the United States and have engineered and installed two 2,000 foot broadcast towers with master FM antennas. We believe that this experience may help us negotiate favorable construction contracts for both tower and rooftop sites, and to gain an expertise in the complex issues surrounding electronic compatibility and radio frequency engineering.

Significant Contracts

    We have many agreements with telecommunications providers in the United States, including leases, site management contracts and independent contractor agreements. We currently have important contracts with, among others, Bell Atlantic, Nextel, Powertel, BellSouth and BellSouth DCS. In addition, we are party to a contract with the State of New York, which we believe to be the first of its kind, to manage all State-owned real estate for wireless communications purposes for the next 20 years. This contract includes the rights to more than 16,000 structures and rooftops, tens of thousands of miles of rights-of-way and millions of acres of State-owned land.

Customers

    In both our site rental and network services businesses, we work with a number of customers in a variety of businesses including cellular, personal communications services, enhanced specialized mobile radio, paging and broadcasting. We work primarily with large national carriers such as Bell Atlantic, BellSouth, Sprint PCS, Nextel and AT&T Wireless. For the three months ended March 31, 1999, no customer in the United States accounted for more than 10.0% of our U.S. revenues, other than Nextel, which accounted for approximately 14.4% of our U.S. consolidated revenues. Nextel revenues are expected to grow as we build out Nextel interstate corridor sites.

           Industry                         Selected Customers
           --------                         ------------------
   Cellular................. AT&T Wireless, Bell Atlantic
   Personal Communication
    Services................ BellSouth, Sprint PCS, Western Wireless, Powertel
   Broadcasting............. Hearst Argyle Television, Trinity Broadcasting
   Specialized Mobile
    Radio/Enhanced
    Specialized Mobile
    Radio................... Nextel, SMR Direct
   Governmental Agencies.... FBI, INS, Puerto Rico Police
   Private Industrial
    Users................... IBM, Phillips Petroleum
   Data..................... Ardis, RAM Mobile Data
   Paging................... Vodafone AirTouch, PageNet, TSR Wireless
   Utilities................ Equitable Resources, Nevada Power
   Other.................... WinStar, Teligent

Sales and Marketing

    Our sales and marketing personnel, located in our regional offices, target carriers expanding their networks, entering new markets, bringing new technologies to market and requiring maintenance or add-on business. All types of wireless carriers are targeted including broadcast, cellular, paging, personal communications services, microwave and two-way radio. We are also interested in attracting 9-1-1, federal, state, and local government agencies, as well as utility and transportation companies to locate on existing sites. Our objective is to pre-sell capacity on our towers by promoting sites prior to construction. Rental space on existing towers is also aggressively marketed and sold.

    We utilize numerous public and proprietary databases to develop detailed target marketing programs directed at awardees of bandwidth licenses auctioned by the government, existing tenants and specific market groups. Mailings focus on regional build outs, new sites and services. The use of databases, such as those with information on sites, demographic data, licenses and deployment status, coupled with actual signal strength measurements taken in the field and specialized computer programs that accurately predict the service area of a particular radio signal from any given transmission point, allows our sales and marketing personnel to target specific carriers' needs for specific sites. To foster productive relationships with our major existing tenants and potential tenants, we have formed a team of account relationship managers. These managers work to develop new tower construction, site leasing services and site management opportunities, as well as ensure that customers' emerging needs are translated into new site products and services.

    The marketing department maintains our visibility within the wireless communications industry through regular advertising and public relations efforts including sponsorship of a third generation wireless communication showcase, actively participating in trade shows and generating regular press releases, newsletters and targeted mailings (including promotional flyers). Our promotional activities range from advertisements and site listings in industry publications to maintaining a presence at national trade shows. Potential clients are referred to our Web site, which contains information about us as well as site listings. In addition, our sites are listed on the Cell Site Express Web site. This Web site enables potential tenants to locate existing structures by latitude, longitude or address. Clients can easily contact us via e-mail through the Web site or Cell Site Express. Our network services capabilities are marketed in conjunction with our tower footprints.

    To follow up on targeted mailings and to cold-call on potential clients, we have established a telemarketing department. Telemarketers field inbound and outbound calls and forward leads to local sales representatives or relationship managers for closure. Local sales representatives are stationed in each cluster to develop and foster close business relationships with decision-makers in each customer organization. Sales professionals work with marketing specialists to develop sales presentations targeting specific client demands.

    In addition to a dedicated, full-time sales and marketing staff, a number of senior managers spend a significant portion of their efforts on sales and marketing activities. These managers call on existing and prospective customers and also seek greater visibility in the industry through speaking engagements and articles in national publications. Furthermore, many of these managers have been recognized as industry experts, are regularly quoted in articles and are called on to testify at local hearings and to draft local zoning ordinances.

    Public and community relations efforts include coordinating community events, such as working with amateur radio clubs to supply emergency and disaster recovery communications, charitable event sponsorship, and promoting charitable donations through press releases.

Competition

    In the United States, we compete with other independent tower owners, some of which also provide site rental and network services; wireless carriers, which own and operate their own tower networks; service companies that provide engineering and site acquisition services; and other potential competitors, such as utilities, outdoor advertisers and broadcasters, some of which have already entered the tower industry. Wireless carriers that own and operate their own tower networks generally are substantially larger and have greater financial resources than we have. We believe that tower location, capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting tower rental companies. We also compete for acquisition and new tower construction opportunities with wireless carriers, site developers and other independent tower operating companies. We believe that competition for tower site acquisitions will increase and that additional competitors will enter the tower market, some of which may have greater financial resources than us.

    The following is a list of the independent tower companies that we compete with in the United States: American Tower Corp., Pinnacle Towers, SpectraSite, SBA Communications, WesTower, UNIsite, LCC International and Lodestar Communications.

    The following companies are primarily competitors for our rooftop site management activities in the United States: AAT, APEX, JJS Leasing, Inc., Motorola, Signal One, Subcarrier Communications and Tower Resources Management.

    We believe that the majority of our competitors in the site acquisition business operate within local market areas exclusively, while a small minority of firms appear to offer their services nationally, including SBA Communications, Whalen & Company and Gearon & Company (a subsidiary of American Tower Corp.). We offer our services nationwide and we believe we are currently one of the largest providers of site development services to the U.S. and international markets. The market includes participants from a variety of market segments offering individual, or combinations of, competing services. The field of competitors includes site acquisition consultants, zoning consultants, real estate firms, right-of-way consulting firms, construction companies, tower owners/managers, radio frequency engineering consultants, telecommunications equipment vendors (which provide turnkey site development services through multiple subcontractors) and carriers' internal staff. We believe that carriers base their decisions on site development services on certain criteria, including a company's experience, track record, local reputation, price and time for completion of a project. We believe that we compete favorably in these areas.

U.K. Operations

Overview

    We own and operate, through our 80% interest in Castle Transmission, one of the world's most established television and radio transmission networks and are expanding our leasing of antenna space on our towers to a variety of wireless carriers. We provide transmission services for four of the six digital terrestrial television services in the U.K., two BBC analogue television services, six national BBC radio services (including the first digital audio broadcast service in the United Kingdom), 37 local BBC radio stations and two national commercial radio services through our network of transmitters, which reach 99.4% of the U.K. population. These transmitters are located on approximately 1,300 towers, more than half of which we own and the balance of which are licensed to us under a site-sharing agreement with NTL, our principal competitor in the United Kingdom. We have also secured long-term contracts to provide digital television transmission services to the BBC and ONdigital. See "--Significant Contracts". In addition to providing transmission services, we also lease antenna space on our transmission infrastructure to various communications service providers and provide telecommunications network installation and maintenance services and engineering consulting services.

    Our core revenue generating activity in the United Kingdom is the analog terrestrial transmission of radio and television programs broadcast by the BBC. Castle Transmission's business, which was formerly owned by the BBC, was privatized under the Broadcasting Act 1996 and sold to Castle Transmission in February 1997. At the time the BBC home service transmission business was acquired, Castle Transmission entered into a 10-year transmission contract with the BBC for the provision of terrestrial analog television and analog and digital radio transmission services in the United Kingdom. In the three months ended March 31, 1999, approximately 55.5% of Castle Transmission's consolidated revenues were derived from the provision of services to the BBC.

    At June 30, 1999, we owned, leased or licensed 1,773 transmission sites on which we operated 1,798 towers, including the 102 towers we acquired from a wireless carrier. In addition, as of June 30, 1999, we were constructing four new towers on existing sites and had 201 site acquisition projects in process for new tower sites. We have 51 revenue producing rooftop sites that are occupied by our transmitters but are not available for leasing to our customers. Our sites are located throughout England, Wales, Scotland and Northern Ireland.

    We expect to significantly expand our existing tower portfolios in the United Kingdom by building and acquiring additional towers. We believe our existing tower network encompasses many of the most desirable tower locations in the United Kingdom for wireless communications. However, due to the shorter range over which communications signals carry (especially newer technologies such as personal communications networks) as compared to broadcast signals, wireless communications providers require a denser portfolio of towers to cover a given area. Therefore, in order to increase the attractiveness of our tower portfolios to wireless communications providers, we will seek to build or acquire new communications towers. Using our team of over 300 engineers with state-of-the-art network design and radio frequency engineering expertise, we locate sites and design towers that will be attractive to multiple tenants. We seek to leverage such expertise by entering into new tower construction contracts with various carriers, such as British Telecom, Cable & Wireless Communications, Cellnet, Dolphin, Energis, Highway One, One2One, Orange and Scottish Telecom, thereby securing an anchor tenant for a site before incurring capital expenditures for the site build-out. As of June 30, 1999, we were building eight towers that we will own. In addition, we expect to make strategic acquisitions of existing communications sites (primarily those owned by wireless carriers) to expand our infrastructure and to further leverage our site management experience.

    On May 12, 1999, Castle Transmission completed the One2One transaction, under which Castle Transmission will manage, develop and, at its option, acquire 821 towers. These towers represent substantially all the towers in One2One's nationwide 900 MHz wireless network in the United Kingdom. These towers will allow Castle Transmission to market a nationwide network of towers to third generation wireless carriers in the United Kingdom following the completion of the pending auction of such licenses by the U.K. government.

    We believe that we generally have significant capacity on our towers in the United Kingdom. Although approximately 225 of our towers are poles with limited capacity, we typically will be able to build new towers that will support multiple tenants on these sites (subject to the applicable planning process). We intend to upgrade these limited capacity sites where we believe we can achieve appropriate returns to merit the necessary capital expenditure. For example, in connection with a contract with Vodafone, we are upgrading 68 of these sites with limited capacity. See "--Significant Contracts--Vodafone". Approximately 59 of our sites are used for medium frequency broadcast transmissions. At this frequency, the entire tower is used as the transmitting antenna and is therefore electrically "live". Such towers are therefore unsuitable for supporting other tenant's communications equipment. However, medium frequency sites generally have substantial ground area available for the construction of new multiple tenant towers.

Transmission Business

    Analog. For the three months ended March 31, 1999, Castle Transmission generated approximately 47.3% of its revenues from the provision of analog broadcast transmission services to the BBC. Under the BBC analog transmission contract, we provide terrestrial transmission services for the BBC's analog television and radio programs and certain other related services (including BBC digital radio) for an initial 10-year term through March 31, 2007. See "-- Significant Contracts". For the six months ended March 31, 1999, the BBC analog transmission contract generated revenues of approximately (Pounds)12.5 million ($20.2 million) for us.

    In addition to the BBC analog transmission contract, we have separate contracts to provide maintenance and transmission services for two national radio stations, Virgin Radio and Talk Radio. These contracts are for periods of eight years commencing from, respectively, March 31, 1993 and February 4, 1995.

    We own all of the transmission equipment used for broadcasting the BBC's domestic radio and television programs, whether located on one of Castle Transmission's sites or on an NTL or other third-party site. As of June 30, 1999, Castle Transmission had 3,673 transmitters, of which 2,393 were for television broadcasting and 1,280 were for radio.

    A few of our most powerful television transmitters together cover the majority of the U.K. population. The coverage achieved by the less powerful transmitters is relatively low, but is important to the BBC's ambition of attaining universal coverage in the United Kingdom. This is illustrated by the following analysis of the population coverage of our analog television transmitters:

                                                           Combined
                         Number of sites                  population
                      (ranked by coverage)                 coverage
                      --------------------                ----------
        1 (Crystal Palace)...............................      21%
        top 16...........................................      79
        top 26...........................................      86
        top 51...........................................      92
        all..............................................    99.4

    All of our U.K. transmitters are capable of unmanned operation and are maintained by mobile maintenance teams from 27 bases located across the United Kingdom. Access to the sites is strictly controlled for operational and security reasons, and buildings at 140 of the sites are protected by security alarms connected to Castle Transmission's Technical Operations Centre at Warwick. The site-sharing agreement provides us with reciprocal access rights to NTL's broadcast transmission sites on which we have equipment.

    Certain of our transmitters that serve large populations or important geographic areas have been designated as priority transmitters. These transmitters have duplicated equipment so that a single failure will not result in total loss of service but will merely result in an output-power reduction that does not significantly degrade the service to most viewers and listeners.

    Digital. We have entered into contracts with the holders (including the BBC) of four of the six digital terrestrial television multiplexes allocated by the U.K. government to design, build and operate their digital transmission networks. In connection with the implementation of digital terrestrial television, new transmission infrastructure will be required. We have committed to invest approximately (Pounds)100.0 million ($170.0 million) for the construction of new infrastructure to support digital terrestrial television over the next two years, (Pounds)66.0 million ($106.5 million) of which we had already invested by March 31, 1999. By the year 2000, 81 transmission sites will need to be upgraded with new transmitters and associated systems to support digital terrestrial television. Of these sites, 49 are owned by us with the remainder owned by NTL. An arrangement similar to that of the site-sharing agreement is being negotiated to govern the particular issues arising out of the sharing of digital transmission sites between NTL and us.

    We successfully began commercial operation of the digital terrestrial television networks from an initial 22 transmission sites on November 15, 1998. This launch marks the first stage of the project to introduce the digital broadcast system that will eventually replace conventional analog television services in the United Kingdom. As the network size expands during 1999, the number of viewers who are able to receive the service will increase significantly. We have accepted an invitation from the U.K. television regulator, the Independent Television Commission, to play a major role in planning further digital terrestrial television network extensions to be built in the year 2000 and beyond.

    We are currently the sole provider of transmission services for digital radio broadcasts in the United Kingdom. In September 1995, the BBC launched, over our transmission network, its initial bandwidth scheme for transmission equipment with the ability to compensate for varying data rates by automatically adjusting the amount of frequency band used, and this service is now broadcast to approximately 60% of the U.K. population. A license for an independent national digital radio network was awarded to the Digital One consortium during 1998 and it is expected that this service will commence during 1999. We are in negotiations to provide accommodation and access to masts and antennas at 24 transmission sites to support the launch of Digital One. In addition, local digital radio licenses will be awarded during 1999. We believe we are well positioned to become the transmission service provider to the winners of such licenses.

Site Rental

    The BBC transmission network provides a valuable initial portfolio of towers for the creation of wireless communications networks. As of June 30, 1999, approximately 200 companies rented antenna space on approximately 1,426 of Castle Transmission's 1,849 towers and rooftops. These site rental agreements have normally been for three to 12 years and are generally subject to rent reviews every three years. Site sharing customers are generally charged annually in advance, according to rate cards that are based on the antenna size and position on the tower. Our largest site rental customer in the United Kingdom is NTL under the site-sharing agreement. This agreement generated approximately (Pounds)668 ($1,078) of site rental revenue in March 1999.

    As in the United States, we provide a range of site maintenance services in the United Kingdom to support and enhance the site rental business. We complement our U.K. transmission experience with our site management experience in the United States to provide customers with a top-of-the-line package of service and technical support.

    Other than NTL, Castle Transmission's largest (by revenue) site rental customers consist mainly of wireless carriers such as Cellnet, One2One, Orange and Vodafone. Revenues from these non-BBC sources are expected to become an increasing portion of Castle Transmission's total U.K. revenue base, as the acquired

BBC home service transmission business is no longer constrained by governmental restrictions on the BBC's commercial activities. We believe that the demand for site rental from communication service providers will increase in line with the expected growth of these communication services in the United Kingdom.

    We have master lease agreements with all of the major U.K. telecommunications site users including British Telecom, Cable & Wireless Communications, Cellnet, Dolphin, Energis, Highway One, One2One, Orange, Scottish Telecom and Vodafone AirTouch. These agreements typically specify the terms and conditions (including pricing and volume discount plans) under which these customers have access to all sites within our U.K. portfolio. Customers make orders for specific sites using the standard terms included in the master lease agreements. As of June 30, 1999, there were approximately 620 applications in process for installations at existing sites under such agreements.

Network Services

    Castle Transmission provides broadcast and telecommunications engineering services to various customers in the United Kingdom. We retained all the BBC home service transmission business employees when we acquired Castle Transmission. Accordingly, we have engineering and technical staff of the caliber and experience necessary not only to meet the requirements of our current customer base, but also to meet the challenges of developing digital technology. Within the United Kingdom, Castle Transmission has worked with several telecommunications operations on design and build projects as they roll-out their networks. Castle Transmission has had success in bidding for broadcast consulting contracts, including, over the last four years, in the Netherlands, Thailand, Taiwan, Poland and Sri Lanka. With the expertise of our engineers and technical staff, we are a provider of complete systems to the wireless communications and broadcast industries.

    Network Design and Site Selection. We have extensive experience in network design and engineering and site selection. Our U.K. customers therefore also receive the benefit of our sophisticated network design and site selection services.

    Site Acquisition. As in the United States, we are involved in site acquisition services for our own purposes and for third parties. We recognize that the site acquisition phase often carries the highest risk for a project. To ensure the greatest possible likelihood of success and timely acquisition, we combine a desktop survey of potential barriers to development with a physical site search with relevant analyses, assessments and, where necessary, surveys. We leverage off our experience in site acquisition and co-location when meeting with local planning authorities.

    Site Development and Antenna Installation. We use a combination of external and internal resources for site construction. Our engineers are experienced in both construction techniques and construction management, ensuring an efficient and simple construction phase. Selected civil contractors are managed by Castle Transmission staff for the ground works phase. Specialist erection companies, with whom we have a long association, are used for tower installation. Final antenna installation is undertaken by our own experienced teams.

    Site Management and Other Services. We also provide complete site management, preventive maintenance, fault repair and system management services to the Scottish Ambulance Service. We also maintain a mobile radio system for the Greater Manchester Police and provide maintenance and repair services for transmission equipment and site infrastructure.

Significant Contracts

    Castle Transmission's principal analog broadcast transmission contract is the BBC analog transmission contract. Castle Transmission also has entered into two digital television transmission contracts, the BBC digital transmission contract and the ONdigital digital transmission contract. Under the site-sharing agreement, Castle Transmission also gives NTL access to facilities to provide broadcast transmission to non-Castle

Transmission customers. Castle Transmission also has long-term service agreements with broadcast customers such as Virgin Radio and Talk Radio. In addition, Castle Transmission has several agreements with telecommunications providers, including leases, site management contracts and independent contractor agreements. Castle Transmission has entered into contracts to design and build infrastructure for customers such as Cellnet, One2One, Orange, Scottish Telecom and Vodafone Air Touch.

BBC Analog Transmission Contract

    Castle Transmission entered into a 10-year transmission contract with the BBC for the provision of terrestrial analog television and analog and digital radio transmission services in the United Kingdom at the time the BBC home service transmission business was acquired. The BBC analog transmission contract provides for charges of approximately (Pounds)46.5 million ($77.3 million) to be payable by the BBC to Castle Transmission for the year ended March 31, 1998 and each year thereafter to the termination date, adjusted annually at the inflation rate less 1%. In addition, for the duration of the contract an annual payment of (Pounds)300,000 ($498,840) is payable by the BBC for additional broadcast-related services. At the BBC's request, since October 1997, the number of television broadcast hours has been increased to 24 hours per day for the BBC's two national television services, which has added over (Pounds)500,000 ($831,400) annually to the payments made by the BBC to us. On July 16, 1999, the BBC and Castle Transmission amended the transmission contract to allow Castle Transmission to provide certain liaison services to BBC.

    The BBC analog transmission contract also provides for Castle Transmission to be liable to the BBC for "service credits" (i.e., rebates of its charges) in the event that certain standards of service are not attained as a result of what the contract characterizes as "accountable faults" or the failure to meet certain "response times" in relation to making repairs at certain key sites. We believe that Castle Transmission is well-equipped to meet the BBC's service requirements by reason of the collective experience its existing management gained while working with the BBC. Following completion of three formal six-month performance reviews, Castle Transmission achieved a 100% "clean sheet" performance, incurring no service credit penalties.

    The initial term of the BBC analog transmission contract ends on March 31, 2007. Thereafter, the BBC analog transmission contract may be terminated with 12 months' prior notice by either of the parties, expiring on March 31 in any contract year, from and including March 31, 2007. It may also be terminated earlier:

  (1)by mutual agreement between Castle Transmission and the BBC,
  (2) by one party upon the bankruptcy or insolvency of the other party within the meaning of section 123 of the Insolvency Act 1986,
  (3) upon certain force majeure events for the contract as a whole or for any site (in which case the termination will relate to that site only),
  (4)by the non-defaulting party upon a material breach by the other party and
  (5)upon the occurrence of certain change of control events.

BBC Commitment Agreement

    On February 28, 1997, in connection with the acquisition of the BBC home service transmission business, we, TdF, TeleDiffusion de France S.A., which is the parent company of TdF and DFI, and the BBC entered into the BBC commitment agreement, whereby we and TdF agreed (1) not to dispose of any shares in CTSH or any interest in such shares, or enter into any agreement to do so, until February 28, 2000; and (2) to maintain various minimum indirect ownership interests in Castle Transmission and CTSH for periods ranging from three to five years commencing February 28, 1997. These provisions restrict our ability and the ability of TdF to sell, transfer or otherwise dispose of their respective CTSH shares and, indirectly, their Castle Transmission shares. The restrictions do not apply to disposals of which the BBC has been notified in advance and to which the BBC has given its prior written consent, which, subject to certain exceptions, consent shall not be unreasonably withheld or delayed. On July 17, 1999, in return for the provision of liaison services by Castle Transmission to the BBC described above, the BBC consented to the recent amendment to the TdF agreements.

    The BBC commitment agreement also required TdF's parent and us to enter into a services agreement with Castle Transmission. The original services agreement entered into by TdF's parent and Castle Transmission on February 28, 1997, under which TdF makes available certain technical consultants, executives and engineers to Castle Transmission, was amended on August 21, 1998 to extend the original minimum term of services provided from three years to seven years, commencing February 28, 1997, thereafter terminable on 12-month's prior notice given by Castle Transmission to TdF after February 28, 2003.

ONdigital Digital Transmission Contract

    In 1997, the Independent Television Commission awarded ONdigital three of the five available commercial digital terrestrial television "multiplexes" for new program services. We bid for and won the 12 year contract from ONdigital to build and operate its digital television transmission network. The contract provides for approximately (Pounds)20.0 million ($34.0 million) of revenue per year from 2001 to 2008, with lesser amounts payable before and after these years and with service credits repayable for performance below agreed thresholds.

BBC Digital Transmission Contract

    In 1998, we bid for and won the 12 year contract from the BBC to build and operate its digital terrestrial television transmission network. The BBC has committed to the full digital terrestrial television roll-out contemplated by the contract providing for approximately (Pounds)10.5 million ($17.8 million) of revenue per year during the 12 year period, with service credits repayable for performance below agreed thresholds. There is a termination provision during the three-month period following the fifth anniversary of our commencement of digital terrestrial transmission services for the BBC exercisable by the BBC but only if the BBC's Board of Governors determines, in its sole discretion, that digital television in the United Kingdom does not have sufficient viewership to justify continued digital television broadcasts. Under this provision, the BBC will pay us a termination fee in cash that substantially recovers our capital investment in the network, and any residual ongoing operating costs and liabilities. Like the BBC analog transmission contract, the contract is terminable upon the occurrence of certain change of control events.

BT Digital Distribution Contract

    Under the BBC digital transmission contract and the ONdigital digital transmission contract, in addition to providing digital terrestrial transmission services, Castle Transmission has agreed to provide for the distribution of the BBC's and ONdigital's broadcast signals from their respective television studios to Castle Transmission's transmission network. Consequently, in May 1998, Castle Transmission entered into a 12 year distribution contract with British Telecommunications plc (with provisions for extending the term), in which British Telecom has agreed to provide fully duplicated, fiber-based, digital distribution services, with penalties for late delivery and service credits for failure to deliver 99.99% availability.

Site-Sharing Agreement

    In order to optimize service coverage and enable viewers to receive all analog UHF television services using one receiving antenna, the BBC, as the predecessor to Castle Transmission, and NTL made arrangements to share all UHF television sites. This arrangement was introduced in the 1960s when UHF television broadcasting began in the United Kingdom. In addition to service coverage advantages, the arrangement also minimizes costs and avoids the difficulties of obtaining additional sites.

    On September 10, 1991, the BBC and NTL entered into the site sharing agreement which set out the commercial site sharing terms under which the parties were entitled to share each others sights for any television and radio services.

    Under the site-sharing agreement, the party that is the owner, lessee or licensee of each site is defined as the "station owner". The other party, the sharer, is entitled to request a license to use certain facilities at that site. The site-sharing agreement and each site license provide for the station owner to be paid a commercial license fee in accordance with the site-sharing agreement ratecard and for the sharer to be responsible, in normal circumstances, for the costs of accommodation and equipment used exclusively by it. The site-sharing agreement may be terminated with five years' prior notice by either of the parties and expires on December 31, 2005 or on any tenth anniversary of that date. It may also be terminated:

  (1) following a material breach by either party which, if remediable, is not remedied within 30 days of notice of such breach by the non-breaching party,

  (2)on the bankruptcy or insolvency of either party and

  (3)if either party ceases to carry on a broadcast transmission business or function.

    Negotiations are in progress between NTL and us to amend the site-sharing agreement to account for the build-out of digital transmission sites and equipment, a new rate card related to site sharing fees for new digital facilities and revised operating and maintenance procedures related to digital equipment.

Vodafone Air Touch

    On April 16, 1998, under Vodafone AirTouch's master lease agreement with us, Vodafone AirTouch agreed to locate antennas on 122 of our existing communication sites in the United Kingdom. The first 77 sites had been completed by the end of June 1999 and orders for an additional 80 sites had been received. This included 20 sites at which a new tower had been constructed to replace an existing structure of limited capacity. The remaining sites are expected to be completed by end of July 2000 and will include the construction of a further 48 replacement towers. After their upgrade, these sites will be able to accommodate additional tenants.

Customers

    For the three months ended March 31, 1999, the BBC accounted for approximately 55.5% of Castle Transmission's consolidated revenues. This percentage has decreased from 58.9% for the twelve months ended December 31, 1998 and is expected to continue to decline as Castle Transmission continues to expand its site rental business. Castle Transmission provides all four U.K. PCN/cellular operators (Cellnet, One2One, Orange and Vodafone AirTouch) with infrastructure services and also provides fixed telecommunications operators, such as British Telecom, Cable & Wireless Communications, Energis and Scottish Telecom, with microwave links and backhaul infrastructure. The following is a list of some of Castle Transmission's leading site rental customers by industry segment.

                 Industry                          Selected Customers
                 --------                          ------------------
   Broadcasting......................... BBC, NTL, Virgin Radio, Talk Radio, XFM
   PMR/TETRA............................ National Band 3, Dolphin
   Personal Communication Network....... Orange, One2One
   Data................................. RAM Mobile Data, Cognito
   Paging............................... Hutchinson, Page One
   Governmental Agencies................ Ministry of Defense
   Cellular............................. Vodafone AirTouch, Cellnet
   Public Telecommunications............ British Telecom, Cable & Wireless
   Other................................ Aerial Sites, Health Authorities
   Utilities............................ Welsh Water, Southern Electric

Sales and Marketing

    We have 20 sales and marketing personnel in the United Kingdom who identify new revenue-generating opportunities, develop and maintain key account relationships, and tailor service offering to meet the needs of specific customers. An excellent relationship has been maintained with the BBC, and successful new relationships have been developed with many of the major broadcast and wireless carriers in the United Kingdom. We have begun to actively cross-sell our products and services so that, for example, site rental customers are also offered build-to-suit services.

Competition

    NTL is Castle Transmission's primary competition in the terrestrial broadcast transmission market in the United Kingdom. NTL provides analog transmission services to ITV, Channels 4 and 5, and S4C Digital Networks. It also has been awarded the transmission contract for the new digital terrestrial television multiplex service from Digital 3 & 4 Limited, and a similar contract for the digital terrestrial television service for S4C. Castle Transmission has been awarded similar contracts for the BBC and ONdigitalCserving a total of four multiplexes compared with NTL's two. Since its creation in 1991, NTL has diversified from its core television broadcasting business using its transmission infrastructure to enter into the radio transmission and telecommunications sectors.

    Although Castle Transmission and NTL are direct competitors, they have reciprocal rights to the use of each others' sites for broadcast transmission usage in order to enable each of them to achieve the necessary country-wide coverage. This relationship is formalized by the site-sharing agreement entered into in 1991, the time at which NTL was privatized.

    NTL also offers site rental on approximately 1,000 of its sites, some of which are managed on behalf of third parties. Like Castle Transmission, NTL offers a full range of site-related services to its customers, including installation and maintenance. Castle Transmission believes its towers to be at least as well situated as NTL's and that it will be able to expand its own third-party site-sharing penetration. Castle Transmission also believes that its penetration of this market has to date lagged behind NTL only because of the governmental restrictions on the commercial activities of Castle Transmission's business prior to its privatization.

    All four U.K. mobile operators own site infrastructure and lease space to other users. Their openness to sharing with direct competitors varies by operator. Cellnet and Vodafone have agreed to cut site costs by jointly developing and acquiring sites in the Scottish Highlands. British Telecom and Cable & Wireless Communications are both major site sharing customers but also compete by leasing their own sites to third parties. British Telecom's position in the market is even larger when considered in combination with its interest in Cellnet.

    Several other companies compete in the market for site rental. These include British Gas, Racal Network Systems, Aerial Sites Plc, Relcom Aerial Services and the Royal Automobile Club. Some companies own sites initially developed for their own networks, while others are developing sites specifically to exploit this market.

    Castle Transmission faces competition from a large number of companies in the provision of network services. The companies include NTL, specialty consultants and equipment manufacturers such as Nortel and Ericsson.

Properties

    In the United States, our interests in our tower sites are comprised of a variety of ownership interests, leases created by long-term lease agreements, private easements and easements, licenses or rights-of-way granted by government entities. In rural areas, a tower site typically consists of a three- to five-acre tract, which supports towers, equipment shelters and guy wires to stabilize the structure. Less then 3,000 square feet are required for a self-supporting tower structure of the kind typically used in metropolitan areas. Our land leases generally have five- or ten-year terms and frequently contain one or more renewal options. Some land leases provide "trade-out" arrangements whereby we allow the landlord to use tower space in lieu of paying all or part of the land rent. As of June 30, 1999, we had approximately 2,660 land leases in the United States. Under Crown Communication's senior credit facility, our senior lenders have liens on a substantial number of our land leases and other property interests in the United States.

    In the United Kingdom, tower sites range from less than 400 square feet for a small rural TV booster station to over 50 acres for a high-power radio station. As in the United States, the site accommodates the towers, equipment buildings or cabins and, where necessary, guy wires to support the structure. Land is either owned, which is usual for the larger sites, or is held on long-term leases that generally have terms of 21 years or more. As of June 30, 1999, we had approximately 1,386 land leases in the U.K.

Legal Proceedings

    We are occasionally involved in legal proceedings that arise in the ordinary course of business. Most of these proceedings are appeals by landowners of zoning and variance approvals of local zoning boards. While the outcome of these proceedings cannot be predicted with certainty, management does not expect any pending matters to have a material adverse effect on our financial condition or results of operations. We are currently in discussions with the Department of Labor to settle an investigation it has conducted into employment practices put into place prior to our acquisition of Crown Communication. Upon notification by the Department of Labor of its investigation, the practices were ceased. We do not expect such settlement to have a material adverse effect on our business.

Employees

    At June 30, 1999, we employed 950 people worldwide. Other than in the United Kingdom, we are not a party to any collective bargaining agreements. In the United Kingdom, we are party to a collective bargaining agreement with the Broadcast, Entertainment, Cinematographic and Technicians Union. This agreement establishes bargaining procedures relating to the terms and conditions of employment for all of Castle Transmission's non-management staff. We have not experienced any strikes or work stoppages, and management believes that our employee relations are satisfactory.

                        RECENT AND PROPOSED TRANSACTIONS

    We have recently completed or entered into agreements to complete the transactions described below. Completion of these transactions has and will continue to result in a significant increase in the size of our operations and the number of towers that we own or manage. The Bell Atlantic joint venture was formed on March 31, 1999, and the Powertel acquisition and the One2One transaction closed on June 2, 1999 and March 31, 1999, respectively. The BellSouth transaction is scheduled to close in a series of closings over eight months, the first, second, third and fourth of which took place on June 1, 1999, June 16, 1999, July 1, 1999 and August 3, 1999 respectively. The BellSouth DCS transaction is expected to close in a series of closings no later than December 31, 1999, the first of which occurred on August 3, 1999 for 448 of the BellSouth DCS towers. There can be no assurance that the BellSouth and BellSouth DCS transactions will ultimately be fully completed on the terms described in this prospectus supplement or at all. See "Risk Factors--We May Not Complete the Proposed Transactions". The descriptions of the terms of these transactions are summaries of the material portions of the relevant agreements. These descriptions are qualified in their entirety by reference to the complete text of the agreements, each of which is available as described under the heading "Available Information".

Bell Atlantic Joint Venture

    On March 31, 1999, we and CCA Investment Corp., our wholly owned indirect subsidiary, formed a joint venture with Bell Atlantic Mobile and certain of its affiliates to own and operate a significant majority of Bell Atlantic's towers. We own approximately 61.5% of the joint venture and Bell Atlantic and certain of its affiliates own the remaining 38.5%. Bell Atlantic also owns a 0.001% interest in the joint venture's operating subsidiary to preserve its rights if we later own the entire venture. For financial reporting purposes, we are consolidating the joint venture's results of operations and financial condition with our own.

    Under the formation agreement, CCA Investment Corp. contributed $250.0 million in cash and approximately 15.6 million shares of our common stock (valued at $197.0 million) to the joint venture. Bell Atlantic and its affiliates transferred approximately 1,322 towers (56 of which are under construction) along with related assets and liabilities to the joint venture. In addition, under an exclusive management agreement, we will be responsible for managing, maintaining, marketing and leasing space on another 136 Bell Atlantic towers along with related assets and liabilities. These additional towers will continue to be owned by Bell Atlantic under the stipulation that they will be transferred to the joint venture in the event that restrictions on their transfer lapse or are waived. The formation agreement also gives CCA Investment Corp. the authority to manage the day-to-day affairs of the joint venture and select the managers of the joint venture.

    The joint venture borrowed $180.0 million under a committed $250.0 million revolving credit facility and made a $380.0 million cash distribution to Bell Atlantic. Bell Atlantic also received certain registration rights relating to the shares contributed to the joint venture. Upon dissolution of the joint venture, the shares contributed by CCA Investment Corp. to the joint venture will be transferred to Bell Atlantic.

    Concurrently with the formation of the joint venture, Bell Atlantic and the joint venture entered into an agreement for the joint venture to build new towers for Bell Atlantic, or a master build-to-suit agreement. Under the build-to-suit agreement, Bell Atlantic and the joint venture have agreed that (1) the next 500 towers to be built for Bell Atlantic's wireless communications business will be constructed and owned by the joint venture and (2) immediately thereafter the joint venture will have a right of first refusal to construct the next 200 additional towers to be built for Bell Atlantic. In addition, the joint venture has a right of first refusal on our next 300 build-to-suit opportunities from customers that are not affiliated with Bell Atlantic within regions where Bell Atlantic has contributed assets to the joint venture. As of June 30, 1999, approximately 12 towers had been completed pursuant to the build-to-suit agreement.

    Bell Atlantic and joint venture have also entered into a global lease, under which Bell Atlantic has agreed to lease space on the 1,458 towers. The average monthly rent paid by Bell Atlantic on each of the 1,458 towers is approximately $1,850. Minimum monthly rents on the towers built under the build-to-suit agreement will range from $1,250 to $1,833 depending on the region in which the tower is located. These rents may increase based on the amount of Bell Atlantic's equipment to be installed at a site. The initial term of the leases will be for 10 years.

    We have agreed with Bell Atlantic that upon a dissolution of the joint venture, in satisfaction of our respective interests in the joint venture, we would receive all the assets and liabilities of the joint venture other than the approximately 15.6 million shares of our common stock held by the joint venture and Bell Atlantic would receive all of the shares of our common stock held by the joint venture and a payment from us, equal to approximately 14.0% of the fair market value of the assets and liabilities of the joint venture (other than our common stock), to be made in cash or our common stock at our election.

BellSouth Transaction

    On June 1, 1999, we entered into an agreement with BellSouth Mobility Inc., BellSouth Telecommunications Inc. and certain of its affiliates. The agreement sets forth the terms of our agreement under which BellSouth will sell to us, in a taxable sale under a master sublease agreement, their 1,850 wireless communications towers for $610.0 million, consisting of $430.0 million in cash and approximately 9.1 million shares of our common stock (valued at $180.0 million), subject to certain adjustments. We have also entered into a registration rights agreement with BellSouth in which we granted to BellSouth certain registration rights with regard to the common stock that we have and will transfer to BellSouth through this transaction.

    Under the sublease which we have entered into with BellSouth, we will ultimately be responsible for managing, maintaining, marketing and leasing the available space on BellSouth's wireless communications towers located throughout Indiana, Kentucky, Louisiana, Mississippi, Alabama, Arkansas, Florida, Georgia and Tennessee. While we will have complete responsibility for the towers, and their monitoring and maintenance, BellSouth will continue to fully own its communications components. BellSouth will pay us a management fee of $1,200 per month per site for its services on existing and newly built towers. Further, our rights to lease space on these towers are subject to BellSouth rights to reserve certain space for its own activities. The term of the sublease is 100 years.

    We have also entered into a build-to-suit agreement with BellSouth under which we will build up to 500 towers over five years for BellSouth. As we build towers for BellSouth under the build-to-suit agreement, these towers will become subject to the master sublease.

    On June 1, 1999, we closed the first of a series of transactions that in the end will consummate the BellSouth transaction. This first transaction involved the transfer of 258 towers located in Kentucky and Indiana from BellSouth to our newly formed subsidiary, Crown Castle South, Inc. In connection with this first closing, a $50 million escrow deposit which we had made at the time of the signing of the preliminary letter agreement was returned to us. On June 16, 1999, we completed the transfer of an additional 15 towers in Kentucky and Indiana, and on July 1, 1999 we completed the transfer of 15 more towers in Kentucky and Indiana. During the remainder of July and through August 5, 1999, we closed on an additional 215 towers.

Powertel Acquisition

    On June 2, 1999, we, through our wholly owned indirect subsidiary, CCP, acquired 620 towers from Powertel, Inc. and five of its subsidiaries for approximately $262 million in cash under an asset purchase agreement, dated March 15, 1999. In accordance with the terms of the asset purchase agreement, Powertel has agreed to lease space on the towers for ten years with options to extend the lease for a monthly fee of $1,800 per tower. This per tower amount is subject to increase on each fifth anniversary of the agreement and as Powertel adds equipment to these towers.

    In addition, we and CCP have entered into a letter agreement dated June 2, 1999 with Powertel to purchase 31 more towers which are existing Powertel sites or are in the process of being constructed. Under the terms of the letter agreement, the aggregate purchase price will be approximately $13 million in cash. Upon the closing of this transaction, which is expected to occur on or before December 2, 1999, space on these towers will be leased to Powertel on the same terms as the towers that we have already acquired from Powertel. The letter agreement also includes an exclusive built-to-suit arrangement through December 31, 2000.

One2One Transaction

    On March 31, 1999, we consummated a framework agreement with One2One, under which Castle Transmission now manages, develops and, at its option, will acquire up to 821 towers. Castle Transmission has three years from March 31, 1999 to exercise the option. These towers represent substantially all the towers in One2One's nationwide wireless network in the United Kingdom. Approximately one-half of these 821 towers can accommodate additional tenants. We expect to upgrade or replace the other towers as demand for space on such towers arises. We believe that the cost of upgrading or replacing any single tower will not exceed $40,000. In addition, under the framework agreement, we have the option to manage additional towers, and at our option acquire them, on the same terms as the 821 towers. As of June 30, 1999, we had added 75 towers under this option.

    The 821 existing towers are managed by Castle Transmission under a management contract with an initial term of 10 years from March 31, 1999, which is extendable at Castle Transmission's option for an additional 15 years. Castle Transmission will also assume all liabilities in connection with the 821 existing towers. During the three-year period, One2One will assign to Castle Transmission, at Castle Transmission's option, One2One's interest in the sites on which the 821 existing towers are located for (Pounds)1.00 per site. For sites where the underlying ground lease is not assignable, the management contract will continue in effect. Castle Transmission also has the right during this three-year option period to assume ownership of any new One2One towers which are built by or for One2One during the option period. As consideration for the framework agreement, One2One will receive varying rent-free periods of site use depending on the type of tower site.

    In connection with the framework agreement, Castle Transmission entered into and closed a separate contract with One2One under which Castle Transmission will provide acquisition, design and construction services for up to 250 new One2One sites. If One2One requests Castle Transmission's services for all 250 sites, Castle Transmission will be paid aggregate fees in excess of (Pounds)7.0 million. Castle Transmission also believes that some of the new sites will be new builds, which are known as greenfield sites, under the framework agreement, and thus Castle Transmission will be eligible to assume ownership of these greenfield sites following their construction, under the terms of the framework agreement.

BellSouth DCS Transaction

    On July 23, 1999, we and CCS entered into an agreement with two of BellSouth's affiliates. The agreement sets forth the terms of our agreement under which the BellSouth affiliates will lease to us under a master sublease agreement 773 towers for an aggregate consideration of approximately $317 million in cash. A definitive agreement of sublease with BellSouth DCS was executed in July and the first closing on 448 towers occurred on August 3, 1999.

    Under the sublease with BellSouth DCS, we will be responsible for managing, maintaining, marketing and leasing the available space on the BellSouth Affiliates towers located throughout North Carolina, South Carolina, eastern Tennessee and Georgia, in accordance with terms similar to those of the proposed BellSouth transaction.

    We have also entered into an exclusive build-to-suit agreement with the BellSouth affiliates under which we will construct any and all new towers that the BellSouth affiliates will require over the next three years. As we build these towers for the BellSouth affiliates, these towers will become subject to the master sublease.

    The BellSouth DCS transaction is expected to close in a series of closings, the last of which is anticipated to occur no later than December 31, 1999.

    The consummation of the proposed BellSouth DCS transaction is subject to a number of significant conditions. Further, the proposed BellSouth DCS transaction is also subject to a number of termination rights on the part of the BellSouth affiliates, including our obligation to pay $20.0 million in liquidated damages and BellSouth affiliates' recission right in the event the BellSouth DCS transaction is not consummated.

                                   MANAGEMENT

Directors and Executive Officers

    The following table sets forth certain information, as of July 27, 1999, for our directors or executive officers and other key personnel:

            Name             Age                    Positions
            ----             ---                    ---------
Ted B. Miller, Jr........... 48  Chief Executive Officer and Chairman of the
                                  Board of Directors
David L. Ivy................ 52  President and Director
Charles C. Green, III....... 53  Executive Vice President and Chief Financial
                                  Officer
John L. Gwyn................ 51  Executive Vice President
E. Blake Hawk............... 49  Executive Vice President and General Counsel
Wesley D. Cunningham........ 39  Senior Vice President, Corporate Controller and
                                  Chief Accounting Officer
Edward W. Wallander......... 41  Senior Vice President and Chief Information
                                  Officer
John P. Kelly............... 41  President and Chief Operating Officer of Crown
                                  Communication
Alan Rees................... 56  Chief Operating Officer and Director of CTSH
George E. Reese............. 48  Chief Financial Officer, Secretary and Director
                                  of CTSH
Michel Azibert.............. 44  Director
Bruno Chetaille............. 45  Director
Robert A. Crown............. 44  Director
Carl Ferenbach.............. 57  Director
Randall A. Hack............. 52  Director
Edward C. Hutcheson Jr. .... 53  Director
Robert F. McKenzie.......... 55  Director
William A. Murphy........... 31  Director
Jeffrey H. Schutz........... 47  Director

    Under our certificate of incorporation and by-laws, our board of directors, other than those directors who may be elected by holders of any series of preferred stock or holders of the Class A common stock, are classified into three classes of directors, denoted as class 1, class 2 and class 3. Messrs. Ferenbach, Schutz and McKenzie are class 1 directors. Messrs. Crown, Murphy and Ivy are class 2 directors, and Messrs. Hack and Miller are class 3 directors. The terms of class 1, class 2 and class 3 directors expire at the annual meetings of stockholders to be held in 2002, 2000 and 2001, respectively. See "Description of Capital Stock--Certificate of Incorporation and By-laws-- Classified Board of Directors and Related Provisions" in the attached supplement. Messrs. Azibert and Chetaille were elected to the board of directors by the holders of the Class A common stock upon completion of the roll-up.

    Ted B. Miller, Jr. has been the Chief Executive Officer since November 1996 and director of CCIC since 1995. Mr. Miller served as Vice Chairman of the board of directors from August 1997 until May 1999 at which time he was elected Chairman. Mr. Miller co-founded Castle Tower Corporation, CCIC's predecessor company, in 1994. He was the President of CCIC and its predecessor company from November 1996 to August 1997. Mr. Miller has been the Managing Director, Chief Executive Officer of Castle Transmission since February 1997 and has served as Chairman of the board of Castle Transmission since August 1998. In 1986, Mr. Miller founded Interstate Realty Corporation, a real estate development and consulting company, and has been its President and Chief Executive Officer since inception. Mr. Miller is a director and/or an officer of each wholly owned subsidiary of CCIC.

    David L. Ivy has been the President of CCIC since August 1997, and was elected as a director of CCIC in June 1997. From October 1996 to August 1997, he served as Executive Vice President and Chief Financial Officer of CCIC. Since 1995, he has been the President of DLI, Inc., a real estate consulting company. From

1993 to 1995, Mr. Ivy was a senior executive with, and later the President and Chief Operating Officer of, J. E. Robert Companies, where he managed a joint venture with Goldman, Sachs & Co. that was established to acquire distressed assets. From 1987 to 1993, Mr. Ivy served as Chairman of the board of directors of Interstate. Mr. Ivy is a director of each wholly owned subsidiary of CCIC.

    Charles C. Green, III has been an Executive Vice President and Chief Financial Officer of CCIC since September 1997. Mr. Green was the President and Chief Operating Officer of Torch Energy Advisors Incorporated, a major energy asset management and outsourcing company, from 1993 to 1995, and Vice Chairman of the board of directors and Chief Investment Officer from 1995 to 1996. From 1992 to September 1997, he was an officer, and later the Executive Vice President and Chief Financial Officer, of Bellwether Exploration Company, an oil and gas exploration and production company and an affiliate of Torch. From 1982 to 1992, Mr. Green was President, Chief Operating Officer and Chief Financial Officer of Treptow Development Company, a real estate development company. Mr. Green currently serves on the board of directors of Teletouch Communications, Inc. He has been a Chartered Financial Analyst since 1974. Mr. Green is a director and/or officer of each wholly owned subsidiary of CCIC.

    John L. Gwyn has been an Executive Vice President of CCIC since August 1997. From February to August 1997, Mr. Gwyn served as Senior Vice President of CCIC and its predecessor company. From 1994 to February 1997, Mr. Gwyn was a Vice President and Director of Commercial Real Estate Asset Management of Archon Group, L.P., a real estate asset management company and a wholly owned subsidiary of Goldman, Sachs & Co. From 1989 to 1993, he was a Senior Vice President of The Robert C. Wilson Company, a mortgage banking company.

    E. Blake Hawk has been Executive Vice President and General Counsel since February 1999. Mr. Hawk was an attorney with Brown, Parker & Leahy, LLP in Houston, Texas from 1980 to 1999 and became a partner with the firm in 1986. Mr. Hawk has been board certified in tax law by the Texas Board of Legal Specialization since 1984 and has been a Certified Public Accountant since 1976.

    Edward C. Hutcheson, Jr. was a director of CCIC from 1995 until his resignation in February 1999. He was reelected to the board on July 21, 1999. Mr. Hutcheson served as our Chief Executive Officer from our inception to March 1997. Mr. Hutcheson co-founded CTC in 1994. He became Chief Operating Officer of Pinnacle Global Group, Inc., the holding company of Harris Webb & Garrison in July 1999. From 1997 to July 1999, Mr. Hutcheson served as a principal with HWG Capital, an affiliate of the Houston investment banking firm of Harris Webb & Garrison. During 1994, he was involved in private investment activities leading to the creation of the predecessor to CCIC. From 1990 to 1993, he was the President, Chief Operating Officer and a director of Baroid Corporation, a company engaged in the petroleum services business. Mr. Hutcheson also serves on the board of directors of Trico Marine Services and Titanium Metals Corporation.

    Wesley D. Cunningham has been a Senior Vice President of CCIC since March 1999 and Chief Accounting Officer of CCIC since April 1998. He has been the Corporate Controller of CCIC since February 1997. Mr. Cunningham was the Assistant Corporate Controller of Drilex International Inc., an oil field services company, from 1996 to January 1997. From 1990 to 1996, he was the Manager of Financial Reporting of Maxxam Inc., an aluminum, forest products and real estate company. He has been a Certified Public Accountant since 1984. Mr. Cunningham is an officer of each wholly owned subsidiary of CCIC.

    Edward W. Wallander has been Senior Vice President and Chief Information Officer of CCIC since April 1998. From August 1990 to April 1998, Mr. Wallander worked for PNC Bank in various capacities including Senior Vice President and Chief Operating Officer of PNC Brokerage Corp. Prior to PNC Bank, Mr. Wallander was a commercial real estate lender for Mellon Bank, N.A. and a Certified Public Accountant for Ernst & Young, L.L.P.

    John Kelly has been the President of Crown Communication since December 1998. From January 1990 to July 1998, Mr. Kelly was the President and Chief Operating Officer of Atlantic Cellular Company L.P. From

December 1995 to July 1998, Mr. Kelly was also President and Chief Operating Officer of Hawaiian Wireless, Inc., an affiliate of Atlantic Cellular. Mr. Kelly has served on the board of directors of the Cellular Association of California as well as the Vermont Telecommunications Application Center.

    Alan Rees has been the Chief Operating Officer of CTSH and each of its wholly owned subsidiaries since February 1997. He was elected as a director of CTSH and each of its wholly owned subsidiaries in May 1997. From 1994 to 1997, Mr. Rees served as the General Manager of Transmission for the broadcast transmission division of the BBC.

    George E. Reese has been the Chief Financial Officer and Secretary of CTSH and each of its wholly owned subsidiaries since February 1997. He was elected as a director of CTSH and each of its wholly owned subsidiaries in May 1997. Since April 1995, Mr. Reese has served as President of Reese Ventures, Inc., an international investment consulting firm, which he established in 1995. From 1972 to 1995, Mr. Reese was employed by Ernst & Young, L.L.P. where he was named Partner In Charge of the Houston office's energy department and was appointed Managing Partner of the firm's operations in the former Soviet Union. Mr. Reese was a founder of the Council on Foreign Investment in Russia and was a founding member of the American Chamber of Commerce in Russia.

    Michel Azibert has been a director of CCIC since August 1998. Mr. Azibert has been International Director of TdF Parent since 1989 and Chief Executive Officer of TdF since 1994. Mr. Azibert took an active role in the preparation of the Media Law enacted in France in 1986. Under the governance agreement, Mr. Azibert was elected as one of the two directors elected by the holders of the Class A common stock.

    Bruno Chetaille has been as a director of CCIC since August 1998. Mr. Chetaille has been Chairman and Chief Executive Officer of TdF Parent since 1992. Prior to 1992, Mr. Chetaille was a technical advisor to the President of the French Republic for four years. Under the governance agreement, Mr. Chetaille was elected as one of the two directors elected by the holders of the Class A common stock.

    Robert A. Crown founded Crown Communications in 1980 and was President from its inception until December 1998. Mr. Crown is Chairman of the board of Crown Communication Inc. and was elected as a director of CCIC in August 1997. Mr. Crown has been responsible for the initial construction in Pittsburgh of the Cellular One system, as well as a substantial portion of the Bell Atlantic Mobile system in Pittsburgh. He also negotiated one of the first complete end-to-end build-outs for Nextel for the Pittsburgh major trading area. Under the stockholders agreement, Mr. Crown was the nominee of the Crown Parties for election as a director of CCIC. Mr. Crown is a director of Crown Communication and each of its wholly owned subsidiaries. Upon consummation of this offering, it is expected that Mr. Crown will resign from the board of CCIC and the board of Crown Communication.

    Carl Ferenbach served as Chairman of the board of directors of CCIC from April 1997 until May 1999, and is currently the lead director. Since its founding in 1986, Mr. Ferenbach has been a Managing Director of Berkshire Partners LLC, a private equity investment firm that manages five investment funds with approximately $1.6 billion of capital. Mr. Ferenbach has also served as: a Managing Director of Berkshire Investors LLC since its formation in 1996; a Managing Director of Third Berkshire Managers LLC, the general partner of Third Berkshire Associates Limited Partnership, the general partner of Berkshire Fund III, A Limited Partnership, since its formation in 1997 (and was previously an individual general partner of Berkshire Fund III since its formation in 1992); and a Managing Director of Fourth Berkshire Associates LLC the general partner of Berkshire Fund IV, Limited Partnership since formation in 1996. In addition, Mr. Ferenbach currently serves on the board of directors of Wisconsin Central Transportation Corporation, Tranz Rail Limited, English, Welsh & Scottish Railway Limited, Australian Transport Network Limited and U.S. Can Corporation. Under the stockholders agreement, Mr. Ferenbach was the nominee of Berkshire group for election as a director of CCIC.

    Randall A. Hack was elected as a director of CCIC in February 1997. Since January 1995, Mr. Hack has been a member of Nassau Capital L.L.C., an investment management firm. From 1990 to 1994, he was the

President and Chief Executive Officer of Princeton University Investment Company, which manages the endowment for Princeton University. Mr. Hack also serves on the board of directors of several private companies. Under the stockholders agreement, Mr. Hack was the nominee of Nassau Group for election as a director of CCIC.

    Robert F. McKenzie was elected as a director of CCIC in 1996. From 1990 to 1994, Mr. McKenzie was the Chief Operating Officer and a director of OneComm, Inc., a mobile communications provider that he helped found in 1990. From 1980 to 1990, he held general management positions with Northern Telecom, Inc. and was responsible for the marketing and support of its Meridian Telephone Systems and Distributed Communications networks to businesses throughout the western United States. Mr. McKenzie also serves on the board of directors of Centennial Communications Corporation.

    William A. Murphy has been a director of CCIC since August 1998. Mr. Murphy has been a Director of Mergers & Acquisitions at Salomon Smith Barney since 1997. From 1990 to 1997, Mr. Murphy held various positions in Mergers & Acquisitions with Salomon Smith Barney.

    Jeffrey H. Schutz was elected as a director of CCIC in 1995. Mr. Schutz has been a General Partner of Centennial Fund IV and Centennial Fund V, each a venture capital investing fund, since 1994 and 1996, respectively. Mr. Schutz also serves on the board of directors of Preferred Networks, Inc. and several other private companies. Under the stockholders agreement, Mr. Schutz was the nominee of Centennial Group for election as a director of CCIC.

Board Committees

    Our board of directors has an executive committee, a compensation committee, a finance and audit committee and a nominating and corporate governance committee. The executive committee, composed of Messrs. Azibert, Crown, Ferenbach, Hack, Miller and Schutz, acts in lieu of the full board in emergencies or in cases where immediate and necessary action is required and the full board cannot be assembled. The compensation committee, composed of Messrs. Ferenbach, McKenzie and Schutz, establishes salaries, incentives and other forms of compensation for executive officers and administers incentive compensation and benefit plans provided for employees. The finance and audit committee, composed of Messrs. Hack, McKenzie and Murphy, reviews our audit policies and oversees the engagement of our independent auditors, as well as developing financing strategies for us and approving outside suppliers to implement these strategies. The nominating and corporate governance committee, composed of Messrs. Azibert, Ferenbach, McKenzie and Miller, is responsible for nominating new board members and for an annual review of board performance. Under the stockholders agreement, the holders of the Class A common stock have the right to appoint at least one member to each of the executive and nominating and corporate governance committees.

Directors' Compensation and Arrangements

    All of our non-management directors receive compensation for their service as directors ($15,000 and options for 5,000 shares of common stock per year), and are reimbursed for expenses incidental to attendance at such meetings. In September 1997, our board of directors approved a fee of $150,000 per annum to the Berkshire group (half of which is to be paid by Castle Transmission) for general consulting services and for the services of Mr. Ferenbach as Chairman of the board. In addition, Mr. McKenzie received approximately $10,000 in 1996 for specific consulting assignments requested by the Chief Executive Officer. Messrs. Ferenbach and Schutz are indemnified by the respective entities which they represent on our board of directors.

                              SELLING STOCKHOLDERS

    Some or all of the shares of our common stock, or cash in lieu of common stock, may be delivered to the trust by the selling stockholders pursuant to the prepaid forward contracts relating to the DECS securities. The following table shows the selling stockholders' beneficial ownership of our common stock as of the date of this prospectus supplement and the maximum number of shares the selling stockholders may be required to deliver to the trust under the applicable contracts. Robert A. Crown is the beneficial owner of the common stock held by the selling stockholders and will retain beneficial ownership of our common stock following the offering of the DECS securities unless, until and to the extent, the selling stockholders elect or are required to deliver shares of our common stock to the trust pursuant to the prepaid forward contracts. All of the shares are issued and outstanding as of the date of this prospectus supplement. Mr. Crown is currently a director of CCIC. For additional information concerning his relationship to us, see the "Management" section.

                                                             Maximum Number of
                                                                   Shares
                                        Shares Beneficially Deliverable to Trust
                                            Owned as of          Pursuant to
         Selling Stockholders              July 28, 1999         Contract(1)
         --------------------           ------------------- --------------------
RC Investors Corp.(2)..................      2,188,091           2,188,091
BC Investors Corp.(2)..................      1,873,091           1,873,091
RACG Holdings LLC(2)...................        791,909             791,909
BACG Holdings LLC(2)...................        791,909             791,909

--------
(1) Assumes over-allotment option described in the trust prospectus is exercised in full. In the event the over-allotment option is not exercised, the maximum aggregate number of shares deliverable to the trust would be 5,000,000.
(2) The principal business address for each of the selling stockholders is c/o Crown Management Services, L.L.C., 6500 Crown Place, Presto, PA 15142.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

    Under the amended and restated loan agreement dated as of July 10, 1998, two wholly owned subsidiaries of CCIC, Crown Communication and Crown Castle International Corp. de Puerto Rico, have entered into the senior credit facility with a group of banks and other lenders led by Key Corporate Capital Inc. and PNC Bank, National Association, as arrangers and agents.

    The senior credit facility provides for revolving credit loans in an aggregate principal amount not to exceed $100.0 million, for working capital needs, acquisitions and general corporate purposes. The senior credit facility includes a $5.0 million sublimit available for the issuance of letters of credit. As of June 30, 1999, Crown Communication and its subsidiaries had unused borrowing availability under the senior credit facility of $8.9 million.

    The loan commitment under the senior credit facility reduces by $5.0 million commencing March 31, 2001 and by $5.0 million each calendar quarter thereafter until December 31, 2004, when the senior credit facility matures. In addition, the senior credit facility provides for mandatory reduction of the loan commitment and mandatory prepayment with the:

  (1)net proceeds of certain asset sales,
  (2) net proceeds of certain required capital contributions to Crown Communication by CCIC relating to the proceeds from the sale of equity, convertible or debt securities, subject to certain exceptions,
  (3)net proceeds of any unused insurance proceeds and
  (4) a percentage of the excess cash flow of the Borrowers, commencing with the calendar year ending December 31, 2000.

    The borrowers' obligations under the senior credit facility are guaranteed by each direct and indirect majority owned subsidiary of Crown Communication and are also secured by (1) a pledge by the borrowers of all of the outstanding capital stock of each of their respective direct subsidiaries and (2) a perfected first priority security interest in substantially all of the personal property of the borrowers and their subsidiaries. In addition, the senior credit facility is guaranteed on a limited recourse basis by CCIC, limited in recourse to the collateral pledged by CCIC (the capital stock of Crown Communication).

    The loans under the senior credit facility bear interest, at the borrowers' option, at either (A) a "base rate" equal to KeyCorp's prime lending rate plus an applicable spread ranging from 0% to 1.5% (determined based on a leverage ratio) or (B) a "LIBOR rate" plus an applicable spread ranging from 1.0% to 3.25% (determined based on a leverage ratio). Following the occurrence and during the continuance of an event of default under the senior credit facility, the loans bear interest at the "base rate" plus 3.5%.

    The senior credit facility contains a number of covenants that, among other things, restrict the ability of the borrowers and their respective subsidiaries to:

  .dispose of assets,

    .incur additional indebtedness,

  .incur guaranty obligations,

  .repay subordinated indebtedness except in accordance with the subordination provisions,

  .pay dividends or make capital distributions,

  .create liens on assets,

  .enter into leases,

  .make investments,

  .make acquisitions,

  .engage in mergers or consolidations,

  .make capital expenditures, and

  . engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities.

    In addition, the senior credit facility will require compliance with certain financial covenants, including:

  . requiring the borrowers and their respective subsidiaries to maintain a maximum ratio of indebtedness to operating cash flow,

  .a minimum ratio of operating cash flow to fixed charges,

  .a minimum ratio of operating cash flow to projected debt service, and

  .a minimum ratio of operating cash flow to interest expense.

CCIC does not expect that such covenants will materially impact the ability of the Borrowers and their respective subsidiaries to operate their respective businesses.

    Under the terms of the senior credit facility, Crown Communication is entitled to pay dividends or make distributions to CCIC in order to permit CCIC to pay its out-of-pocket costs for corporate development and overhead and to pay cash interest on certain indebtedness of CCIC (including the 10 5/8% discount notes); provided that the amount of such dividends or distributions does not exceed (1) $6.0 million in any year ending on or prior to October 31, 2002 or (2) $33.0 million in any year thereafter. The senior credit facility also allows Crown Communication to pay dividends or distribute cash to CCIC to the extent required to pay taxes allocable to the borrowers and their respective subsidiaries. All of the above-mentioned dividends or distributions, however, including dividends or distributions that are intended to pay interest on the 10 5/8% discount notes, may not be made by Crown Communication so long as any default or event of default exists under the senior credit facility.

    The senior credit facility contains customary events of default, including:

  . the failure to pay principal when due or any interest or other amount that becomes due within two days after the due date,

  . any representation or warranty being made by the borrowers that is incorrect in any material respect on or as of the date made,

  . a default in the performance of any negative covenants or a default in the performance of certain other covenants or agreements for a period of thirty days,

  .default in certain other indebtedness,

  .certain insolvency events, and

  .certain change of control events.

    In addition, a default under the indenture governing the 10 5/8% discount notes will result in a default under the senior credit facility.

Castle Transmission Credit Facility

    Under the loan amendment agreement dated June 18, 1999, among Castle Transmission, as borrower, CTSH and Millennium Communications, as guarantors, Credit Suisse First Boston, as lead arranger and agent, and J.P. Morgan Securities Ltd., as co-arranger, Castle Transmission's (Pounds)64.0 million revolving loan facility was amended to a (Pounds)150.0 million revolving loan facility. The facility comprises a seven year (Pounds)100.0 million revolving loan facility which converts into a term loan facility on the third anniversary of the amendment date and a seven year (Pounds)50.0 million revolving loan facility.

    The Castle Transmission credit facility provides for revolving credit loans in an aggregate principal amount not to exceed (Pounds)150.0 million to finance working capital, capital expenditures and other related costs in respect of digital terrestrial television for working capital needs and for general corporate purposes. As of June 30, 1999, Castle Transmission and its subsidiaries had unused borrowing availability under the Castle Transmission credit facility of approximately (Pounds)90.0 million ($45.3 million).

    On the third anniversary of the amendment date, the amount drawn under the (Pounds)100.0 million revolving loan facility is converted into a term loan facility and is amortized in equal semi-annual installments on June 30 and December 31 of each year with the final installment being on the seventh anniversary of the amendment date. The (Pounds)50.0 million revolving loan facility expires on the seventh anniversary of the amendment date. In addition, the Castle Transmission credit facility provides for mandatory cancellation of all or part of the loan commitment and mandatory prepayment (1) with an amount equal to the net proceeds of certain asset sales and (2) upon the completion of an initial public offering or the listing on any stock exchange of the shares of Castle Transmission or CTSH.

    Castle Transmission's, Millennium's and CTSH's obligations under the Castle Transmission credit facility are secured by fixed and floating charges over all of their respective assets. The loans under the Castle Transmission credit facility will bear interest at a "LIBOR rate" plus an applicable spread ranging from 0.625% to 1.5%, which is determined based on a leverage ratio, plus cost rates related to the lenders' cost of making the Castle Transmission credit facility available to Castle Transmission.

    The Castle Transmission credit facility contains a number of covenants that, among other things, restrict the ability of Castle Transmission to:

  . dispose of assets,

  . incur additional indebtedness,

  . incur guaranty obligations,

  . repay subordinated indebtedness except in accordance with the subordination provisions,

  . pay dividends or make capital distributions,

  . create liens on assets,

  . make investments,

  . make acquisitions,

  . engage in certain transactions with subsidiaries and affiliates, and

  . otherwise restrict corporate activities.

    In addition, the Castle Transmission credit facility will require compliance with certain financial covenants, including requiring Castle Transmission to maintain a maximum ratio of indebtedness to EBITDA, a minimum ratio of EBITDA to interest expense, and a minimum fixed charges coverage ratio from June 30, 2002. CCIC does not expect that such covenants will materially impact the ability of Castle Transmission to operate its business.

    The Castle Transmission credit facility contains customary events of default, including:

  . the failure to pay principal or any interest or any other amount that becomes due within three business days after the due date;

  . any representation or warranty being made by Castle Transmission that is untrue or misleading on the date made;

  . a default in the performance of any of its covenants under the Castle
    Transmission credit facility unless, if such default is capable of remedy, the default is cured within 14 days of Castle Transmission becoming aware of such default;

  . default in certain other indebtedness;

  . certain insolvency events; and

  . certain change of control events.

The 10 5/8% Discount Notes

    The 10 5/8% discount notes are our unsecured senior obligations, and rank equally in right of payment with all our existing and future senior indebtedness and will be senior to our future subordinated indebtedness. The 10 5/8% discount notes mature on November 15, 2007. The 10 5/8% discount notes will accrete in value until November 15, 2002. Thereafter, cash interest will accrue on the 10 5/8% discount notes at the rate of 10.625% per annum and will be payable semi-annually, commencing on May 15, 2003.

    Except as stated below, the 10 5/8% discount notes are not redeemable prior to November 15, 2002. Thereafter, the 10 5/8% discount notes are redeemable at our option, in whole or in part, at any time or from time to time, at a premium which is at a fixed percentage that declines to par on or after November 15, 2005, in each case together with accrued and unpaid interest, if any, to the date of redemption. In the event we complete a public equity offering or certain strategic equity investments prior to November 15, 2000, we may, at our option, use all or a portion of the proceeds from such offering to redeem up to 35% of the original aggregate principal amount at maturity of the 10 5/8% discount notes at a redemption price equal to 110.625% of the accreted value of the 10 5/8% discount notes to be redeemed, plus accrued and unpaid interest, if any, thereon to the redemption date, provided at least 65% of the original aggregate principal amount at maturity of the 10 5/8% discount notes remains outstanding after each such redemption.

    Upon the occurrence of a change of control of CCIC, each holder of 10 5/8% discount notes has the right to require us to purchase all or a portion of such holder's 10 5/8% discount notes at a price equal to 101% of the aggregate principal amount, together with accrued and unpaid interest to the date of purchase.

    The 10 5/8% notes indenture contains certain covenants, including covenants that limit:

  (1)indebtedness,

  (2)restricted payments,

  (3)distributions from restricted subsidiaries,

  (4)transactions with affiliates,

  (5)sales of assets and subsidiary stock (including sale and leaseback transactions),

  (6)dividend and other payment restrictions affecting restricted subsidiaries, and

  (7)mergers or consolidations.

The Castle Transmission Bonds

    On May 21, 1997, a subsidiary of Castle Transmission, issued (Pounds)125.0 million aggregate principal amount of its 9% Guaranteed Bonds due 2007. The Castle Transmission bonds are listed on the Luxembourg Stock Exchange.

    The Castle Transmission bonds constitute direct, general and unconditional guaranteed obligations of the subsidiary of CTSH and rank equally with all other present and future unsecured and unsubordinated obligations of such subsidiary. The Castle Transmission bonds are guaranteed jointly and severally by Castle Transmission and CTSH. The Castle Transmission bonds will mature on March 30, 2007. Interest on the Castle Transmission bonds is payable annually in arrears on March 30 in each year, the first payment having been made on March 30, 1998.

    The Castle Transmission bonds may be redeemed at our option in whole or in part, at any time or from time to time, at the greater of their principal and such price as will provide a gross redemption yield 0.5% per annum above the gross redemption yield of the benchmark gilt plus, in either case, accrued and unpaid interest.

    Upon the occurrence of a change of control of Castle Transmission, each holder of Castle Transmission bonds has the right to require such subsidiary to purchase all or a portion of such holder's Castle Transmission bonds at a price equal to 101% of the aggregate principal amount, together with accrued and unpaid interest to the date of purchase.

    The trust deed contains certain covenants, including covenants that limit:

  (1)indebtedness,

  (2)restricted payments,

  (3)distributions from restricted subsidiaries,

  (4)transactions with affiliates,

  (5)sales of assets and subsidiary stock,

  (6)dividend and other payment restrictions affecting restricted subsidiaries, and

  (7)mergers or consolidations.

Joint Venture Credit Facility

    Under the loan agreement dated as of March 31, 1999, Crown Atlantic Holding Sub L.L.C. entered into the joint venture credit facility with Key Corporate Capital, Inc. The joint venture credit facility provides for revolving credit loans in an aggregate principal amount not to exceed $250.0 million, $180.0 million of which was drawn in connection with the formation of the joint venture, and the balance of which will be used for acquisition and construction of tower facilities, capital expenditures, working capital needs and general corporate purposes. As of June 30, 1999, the joint venture had $6.2 million unused borrowing availability under the joint venture credit facility. The borrowing base until September 30, 2001, is based on a multiple of test operating cash flow. On September 30, 2001, the conversion date, the borrowing base test will be eliminated and the amount of the facility will be decreased to the borrowing base as of that date. The joint venture credit facility includes a $25.0 million sublimit available for the issuance of letters of credit.

    The amount of the facility after the conversion date will be reduced on a quarterly basis until March 31, 2006, when the joint venture credit facility matures. The annual percentage reduction in this loan commitment is 3.0% in 2001 (two quarters), 7.5% in 2002, 22.5% in 2003, 26.0% in 2004, 32.0% in 2005
and 9.0% in 2006 (one quarter). In addition, the joint venture credit facility provides for mandatory reduction of the loan commitment and mandatory prepayment with the

  (1)net proceeds of certain asset sales,

  (2) 50% of capital contributions to the joint venture subject to certain significant exceptions including capital expenditures under the build-to-suit agreement,

  (3)net proceeds of any unused insurance proceeds and

  (4) a percentage of the excess cash flow of the joint venture, commencing with the calendar year ending December 31, 2001.

    The joint venture's obligations under the joint venture credit facility are secured by

  (1)a pledge of the membership interest in the joint venture and

  (2) a perfected first priority security interest in the joint venture's interest in tenant leases including the global lease.

    The joint venture credit facility contractually permits the joint venture to pay maintenance, operating, ground lease and other expenses and costs relating to the tower facilities out of the tower rentals whether or not an event of default has occurred.

    The loans under the joint venture credit facility will bear interest, at the joint venture's option, at either (A) a "base rate" equal to KeyCorp's prime lending rate plus an applicable spread ranging from 0% to 1.25% (determined based on a leverage ratio) or (B) a "LIBOR rate" plus an applicable spread ranging from 1.0% to 2.75% (determined based on a leverage ratio). The joint venture must hedge approximately 50% of its variable interest rate obligations for a period of two years. Following the occurrence of and during the continuance of an event of default under the joint venture credit facility, the loans will bear interest at the "base rate" plus 4.875%.

    The joint venture credit facility will contain a number of covenants that, among other things, restrict the ability of the joint venture to:

  . dispose of assets,

  . incur additional indebtedness,

  . incur guaranty obligations,

  . repay subordinated indebtedness except in accordance with the subordination provisions,

  . pay dividends or make capital distributions,

  . create liens on assets,

  . enter into leases,

  . make investments,

  . make acquisitions,

  . engage in mergers or consolidations,

  . make capital expenditures, and

  . engage in certain transactions with subsidiaries and affiliates and otherwise restrict company activities.

    In addition, the joint venture credit facility will require compliance with certain financial covenants, including requiring the joint venture to maintain:

  . a minimum ratio of operating cash flow to indebtedness,

  . a minimum ratio of operating cash flow to fixed charges,

  . a minimum ratio of operating cash flow to projected debt service, and

  . a minimum ratio of operating cash flow to interest expense.

    The joint venture does not expect that such covenants will materially impact its ability to operate its business.

    The joint venture credit facility contains customary events of default, including:

  . the failure to pay principal when due or any interest or other amount that becomes due within two days after the due date;

  . any representation or warranty being made by the joint venture that is incorrect in any material respect on or as of the date made;

  . a default in the performance of any negative covenants or a default in the performance of certain other covenants or agreements for a period of days;

  . default in certain other indebtedness;

  . certain insolvency events; and

  . certain change of control events.

    During the first two years of the joint venture credit facility, capital contributions can cure an operating cash flow default and certain other covenant and agreement defaults.

9% Cash-Pay Notes and 10 3/8% Discount Notes

    Simultaneously with our May 17, 1999 equity offering, we issued a $180.0 million principal amount of 9% cash-pay notes and $500.0 principal amount at maturity ($301.7 million gross proceeds) of 10 3/8% discount notes. In this section the term "notes" refers to both the 9% cash-pay notes and the 10 3/8% discount notes. The notes are our unsecured senior obligations, rank equally in right of payment with all our existing and future senior indebtedness and are senior to our future subordinated indebtedness. The notes rank equally in right of payment with each other. The notes will mature on May 15, 2011.

    The 9% cash-pay notes accrue interest at a rate of 9%, which is payable semiannually.

    The 10 3/8% discount notes accrete in value through May 15, 2004, to their principal amount at maturity. After that date, cash interest will accrue on the 10 3/8% discount notes at a rate of 10.375% per annum, which will be payable semiannually commencing on November 15, 2004.

    In the event we complete a public equity offering or certain strategic equity investments prior to May 15, 2002, we will be able to use all or a portion of the net proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount of the 9% cash-pay notes, so long as at least 65% of the original aggregate principal amount of the 9% cash-pay notes remains outstanding after each such redemption. The price for this redemption would equal 109.000% of the principal amount of the 9% cash-pay notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Except as stated above, the 9% cash-pay notes will not be redeemable prior to May 15, 2004. On or after that date, we will have the right to redeem the 9% cash-pay notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after May 15, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption.

    In the event we complete a public equity offering or certain strategic equity investments prior to May 15, 2002, we will be able to at our option use all or portion of the proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount at maturity of the 10 3/8% discount notes, so long as at least 65% of the original aggregate principal amount at maturity of the 10 3/8% discount notes remains outstanding after each such redemption. The price for this redemption would equal 110.375% of the accreted value of the 10 3/8% discount notes to be redeemed. Except as stated above, the 10 3/8% discount notes will not be redeemable prior to May 15, 2004. After that date, we will have the right to redeem the 10 3/8% discount notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after May 15, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption.

    If a change of control occurs, as defined in the indentures governing the notes, each holder of notes has the right to require us to purchase all or a portion of such holder's notes at a price equal to:

  (1) 101% of the principal amount of any 9% cash-pay notes repurchased, plus accrued and unpaid interest on those 9% cash-pay notes, if any, to the date of repurchase;

  (2) 101% of the principal amount of any 10 3/8% discount notes repurchased after May 15, 2004, plus accrued and unpaid interest on those 10 3/8% discount notes, if any, to the date of repurchase; and

  (3) 101% of the accreted value of any 10 3/8% discount notes repurchased before May 15, 2004.

    The indentures governing the notes contain covenants that include, among others, covenants that limit:

  (1) restricted payments,

  (2) incurrence of indebtedness and issuance of preferred stock,

  (3) liens,

  (4) dividend and other payment restrictions affecting subsidiaries,

  (5) mergers or consolidations,

  (6) transactions with affiliates,

  (7) sale and leaseback transactions,

  (8) issuances and sales of capital stock of restricted subsidiaries, and

  (9) issuances of guarantees of indebtedness.

9 1/2% Senior Notes and 11 1/4% Senior Discount Notes

    On August 3, 1999, we issued through a private placement $125.0 million principal amount of 9 1/2% senior notes and $260.0 principal amount at maturity ($150.5 million gross proceeds) of 11 1/4% senior discount notes. In this section the term "notes" refers to both the 9 1/2% cash-pay notes and the 11 1/4% discount notes. The notes are our unsecured senior obligations, rank equally in right of payment with all our existing and future senior indebtedness and are senior to our future subordinated indebtedness. The notes rank equally in right of payment with each other. The notes will mature on August 1, 2011.

    The 9 1/2% cash-pay notes accrue interest at a rate of 9 1/2%, which is payable semiannually.

    The 11 1/4% discount notes accrete in value through August 1, 2004, to their principal amount at maturity. After that date, cash interest will accrue on the 11 1/4% discount notes at a rate of 11 1/4% per annum, which will be payable semiannually commencing on February 1, 2005.

    In the event we complete a public equity offering or certain strategic equity investments on or prior to August 1, 2002, we will be able to use all or a portion of the net proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount of the 9 1/2% cash-pay notes, so long as at least 65% of the original aggregate principal amount of the 9 1/2% cash-pay notes remains outstanding after each such redemption. The price for this redemption would equal 109.50% of the principal amount of the 9 1/2% cash-pay notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Except as stated above, the 9 1/2% cash-pay notes will not be redeemable prior to August 1, 2004. On or after that date, we will have the right to redeem the 9 1/2% cash-pay notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after August 1, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption.

    In the event we complete a public equity offering or certain strategic equity investments prior to August 1, 2002, we will be able to at our option use all or portion of the net proceeds from such offering or investment to redeem up to 35% of the original aggregate principal amount at maturity of the 11 1/4% discount notes, so long as at least 65% of the original aggregate principal amount at maturity of the 11 1/4% discount notes remains outstanding after each such redemption. The price for this redemption would equal 111.25% of the accreted value of the 11 1/4% discount notes to be redeemed. Except as stated above, the 11 1/4% discount notes will not be redeemable prior to August 1, 2004. After that date, we will have the right to redeem the 11 1/4% discount notes, in whole or in part, at a premium which is at a fixed percentage that declines to par on or after August 1, 2007, in each case together with accrued and unpaid interest, if any, to the date of redemption.

    If a change of control occurs, as defined in the indentures governing the notes, each holder of notes has the right to require us to purchase all or a portion of such holder's notes at a price equal to:

  (1) 101% of the principal amount of any 9 1/2% cash-pay notes repurchased, plus accrued and unpaid interest on those 9 1/2% cash-pay notes, if any, to the date of repurchase;

  (2) 101% of the principal amount of any 11 1/4% discount notes repurchased after August 1, 2004, plus accrued and unpaid interest on those 11 1/4% discount notes, if any, to the date of repurchase; and

  (3) 101% of the accreted value of any 11 1/4% discount notes repurchased before August 1, 2004.

    The indentures governing the notes contain covenants that include, among others, covenants that limit:

  (1) restricted payments,

  (2) incurrence of indebtedness and issuance of preferred stock,

  (3) liens,

  (4) dividend and other payment restrictions affecting subsidiaries,

  (5) mergers or consolidations,

  (6) transactions with affiliates,

  (7) sale and leaseback transactions,

  (8) issuances and sales of capital stock of restricted subsidiaries, and

  (9) issuances of guarantees of indebtedness.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

General

    The following general discussion summarizes certain of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock applicable to a non-U.S. holder (as described below). This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address all aspects of U.S. federal income and estate taxation and does not address any foreign, state or local tax consequences. Furthermore, this discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address all aspects of U.S. federal income tax law that may be relevant to non-U.S. holders that may be subject to special treatment under such law, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers or certain U.S. expatriates.

    For purposes of this discussion, the term U.S. holder means a holder that is: (1) a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or
(4) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust. In the case of a partnership that is a holder of Company common stock, any partner described in any of (1) through (4) above is also a U.S. holder. A "non-U.S. holder" is a holder, including any partner in a partnership that holds Company common stock, that is not a U.S. holder.

Dividends

    In general, the gross amount of dividends paid to a non-U.S. holder of common stock that are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, the non-U.S. holder must furnish the Company or its paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to its qualification for such rate.

    Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes the Company or its paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying to such fact. Effectively connected dividends are subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to U.S. persons. In the case of a non-U.S. holder that is a corporation, effectively connected income may, in certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

Disposition of Common Stock

    Generally, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized on the disposition of common stock unless:

  (1) the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, or, alternatively, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder, in which case such gain will be subject to tax at the rates and in the manner applicable to U.S. persons, and, if the holder is a foreign corporation, the branch profits tax may also apply,

  (2) the common stock is disposed of by an individual non-U.S. holder who holds the common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case such gain will be subject to a flat 30% tax, which may be offset by United States source capital losses even though the individual is not considered a resident of the United States, or

  (3) (A) the Company is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder's holding period and (B) assuming that the common stock is "regularly traded on an established securities market" for U.S. federal income tax purposes, the non-U.S. holder held, directly or indirectly, at any time during the applicable period from clause (A) above more than 5% of the outstanding common stock. The Company believes that it became a U.S. real property holding corporation in March, 1999 as a result of the Bell Atlantic joint venture.

    Non-U.S. holders should consult applicable tax treaties, which may exempt from U.S. taxation gains realized upon the disposition of common stock in certain cases.

Federal Estate Tax

    Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

    Under U.S. Treasury regulations, the Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld from, such holder, regardless of whether any tax was actually withheld or whether withholding was required. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence.

    Backup withholding, which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting and backup withholding rules, generally will not apply to (1) dividends paid to non-U.S. holders that are subject to the U.S. withholding tax, whether at 30% or a reduced treaty rate, or (2) dividends paid to non-U.S. holders at an address outside the United States on or prior to December 31, 2000 unless the payor has actual knowledge that the payee is a U.S. person.

    In the case of a non-U.S. holder that sells common stock to or through a U.S. office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. In the case of a non-U.S. holder that sells common stock to or through the foreign office of a U.S. broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. holder or certain other conditions are met, or the holder otherwise establishes an exemption. A non-U.S. holder will generally not be subject to information reporting or backup withholding if such non-U.S. holder sells the common stock to or through a foreign office of a non-U.S. broker.

    Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's U.S. federal income tax liability, provided the required information or appropriate claim for refund is filed with the IRS.

    Recently promulgated U.S. Treasury regulations eliminate the general, current legal presumption that dividends paid to an address in a foreign country are paid to a resident of that country. In addition, the recently promulgated regulations impose certain certification and documentation requirements on non-U.S. holders claiming the benefit, under a tax treaty, of a reduced withholding rate on dividends.

    THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON STOCK BY NON-U.S. HOLDERS. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                              PLAN OF DISTRIBUTION

    Pursuant to prepaid forward contracts, the DECS Trust V has agreed, subject to the terms and conditions set forth therein, to purchase from the selling stockholders named herein a number of shares of CCIC common stock equal to the total number of DECS to be purchased by the underwriters from the trust pursuant to an underwriting agreement (including any DECS to be purchased by the underwriters upon exercise of an over-allotment option plus the number of DECS purchased by Salomon Smith Barney Inc., who sponsored the formation of the trust, in connection with the organization of the trust) among Salomon Smith Barney Inc. and Goldman, Sachs & Co., as representatives of the underwriters, the trust, the selling stockholders and CCIC. Pursuant to the terms of the prepaid forward contracts, each selling stockholder will deliver to the trust at an exchange date a number of shares of CCIC common stock (or, at the option of each seller, the cash equivalent) and/or such other consideration as permitted or required by the terms of the prepaid forward contracts, that are expected to have the same value as the shares of CCIC common stock delivered pursuant to the DECS.

    In connection with the DECS offering, the underwriters may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of DECS or CCIC common stock in excess of the number of DECS to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the DECS or the CCIC common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of DECS or common stock made for the purpose of preventing or retarding a decline in the market price of the DECS or common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. or Goldman, Sachs & Co., in covering syndicate short positions or making stabilizing purchases, repurchase DECS or common stock originally sold by the syndicate member. These activities may cause the price of DECS or common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    In addition, in connection with the DECS offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the DECS or common stock on the Nasdaq National Market, prior to the pricing and completion of the DECS offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

    The underwriters have performed certain investment banking and advisory services for CCIC from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for CCIC in the ordinary course of its business.

    CCIC, its executive officers and the selling stockholders have agreed that, for a period of 45 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., as representative of the underwriters, offer, sell, contract to sell, or otherwise dispose of, any shares of common stock of CCIC or any securities convertible into, or exercisable or exchangeable for, common stock. The lock-up agreement provides exceptions for CCIC to issue equity securities in various circumstances, primarily relating to existing agreements of CCIC. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. However, this agreement will not restrict the ability of CCIC and the selling stockholders to take any of the actions listed above in connection with the offering by the trust of the DECS or any delivery of shares of CCIC common stock pursuant to the terms of the DECS.

    CCIC and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities. Crown Castle has agreed to pay $750,000 on behalf of the selling stockholders in respect of fees, expenses and other compensation in connection with the DECS offering.

                         CERTAIN CURRENCY TRANSLATIONS

    CTSH publishes its consolidated financial statements in pounds sterling. For the convenience of the reader, this prospectus supplement contains translations of certain pound sterling amounts into U.S. dollars at specified rates, or, if not so specified, at the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 1999, of (Pounds)1.00 = $1.6120. No representation is made that the pound sterling amounts have been, could have been or could be converted into U.S. dollars at the rates indicated or any other rates. On July 27, 1999, the noon buying rate was (Pounds)1.00 = $1.5895.

PROSPECTUS

                        CROWN CASTLE INTERNATIONAL CORP.

   From time to time, we may sell any of the following securities:

     --DEBT SECURITIES

     --PREFERRED STOCK

     --COMMON STOCK

     --WARRANTS

   We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

   Our common stock is traded over-the-counter on The Nasdaq Stock Market's National Market under the trading symbol "TWRS." The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on The Nasdaq Stock Market's National Market or any securities exchange of the securities covered by the prospectus supplement.

   In addition, up to 15,000,000 shares of common stock being registered may be offered by certain selling shareholders. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

   The securities may be sold directly by us or, in case of the common stock, may be sold by selling shareholders, to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement. We would not receive any of the proceeds from the sale of common stock by selling shareholders.

   This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is July 30, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS......................................................   1

WHERE YOU CAN FIND MORE INFORMATION........................................   1

INCORPORATION OF INFORMATION WE FILE WITH THE SEC..........................   1

FORWARD-LOOKING STATEMENTS.................................................   2

THE COMPANY................................................................   3

RATIO OF EARNINGS TO FIXED CHARGES.........................................   4

USE OF PROCEEDS............................................................   4

DESCRIPTION OF DEBT SECURITIES.............................................   5

DESCRIPTION OF CAPITAL STOCK...............................................  15

DESCRIPTION OF WARRANTS....................................................  23

SELLING SHAREHOLDERS.......................................................  24

PLAN OF DISTRIBUTION.......................................................  24

VALIDITY OF SECURITIES.....................................................  25

EXPERTS....................................................................  25

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $650,000,000.

   This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

   Public Reference Room    New York Regional Office  Chicago Regional Office
  450 Fifth Street, N.W.      7 World Trade Center        Citicorp Center
         Room 1024                 Suite 1300         500 West Madison Street
  Washington, D.C. 20549    New York, New York 10048        Suite 1400
                                                     Chicago, Illinois 60661-
                                                               2511

   You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

   The SEC allows us to "incorporate by reference" the information we file with them, which means:

     --incorporated documents are considered part of this prospectus;

     --we can disclose important information to you by referring you to those documents; and

     --information that we file with the SEC will automatically update and supersede this incorporated information.

   We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934:

  (1) Our Annual Report on Form 10-K for the year ended on December 31, 1998.

  (2) Our Quarterly Report on Form 10-Q for the three months ended March 31,
      1999.

  (3) Our Current Report on Form 8-K dated March 8, 1999.

  (4) Our Current Report on Form 8-K dated March 15, 1999.

  (5) Our Current Report on Form 8-K dated March 31, 1999.

  (6) Our Current Report on Form 8-K dated June 9, 1999.

  (7) Our Current Report on Form 8-K dated July 12, 1999.

  (8) The description of our common stock contained in the Registration Statement on Form S-1, as amended (File No. 333-74553), filed on March 16, 1999.

   We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the registration statement and prior to the time we sell all of the securities offered by this prospectus:

     --Reports filed under Section 13(a) and (c) of the Exchange Act;

     --Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders meeting; and

     --Any reports filed under Section 15(d) of the Exchange Act.

   You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                        Crown Castle International Corp.
                                510 Bering Drive
                                   Suite 500
                               Houston, TX 77057
                Attention: Kathy Broussard, Corporate Secretary
                           Telephone: (713) 570-3100

   If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

    . the success or failure of our efforts to implement our business strategy

    . the other factors discussed below under the heading "Risk Factors" and elsewhere in this prospectus

   We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

                                  THE COMPANY

   We are a leading owner and operator of towers and transmission networks for wireless communications and broadcast companies. Our customers currently include many of the world's major wireless communications and broadcast companies, including Bell Atlantic Mobile, BellSouth Mobility, AT&T Wireless, Nextel and the British Broadcasting Corporation.

   Our strategy is to use our leading domestic and international position to capture the growing opportunities to consolidate ownership of existing towers and to build new towers created by:

    . the transfer to third parties, or outsourcing, of tower ownership and management by major wireless carriers;

    . the need for existing wireless carriers to expand coverage and improve capacity;

    . the additional demand for towers created by new entrants into the wireless communications industry;

    . the privatization of state-run broadcast transmission networks; and

    . the introduction of new digital broadcast transmission technology and wireless technologies.

   Our two main businesses are leasing antenna space on wireless and broadcast towers that can accommodate multiple tenants and operating networks that transmit analog and digital broadcast signals, or broadcast transmission networks. We also provide related services to our customers. We believe that our full service capabilities are a key competitive advantage in forming strategic partnerships to acquire large concentrations of towers, or tower clusters, and in winning contracts for new tower construction.

   Our primary business in the United States is the leasing of antenna space to wireless carriers. Our primary business in the United Kingdom is the operation of television and radio broadcast transmission networks. We also lease antenna space to wireless operators in the United Kingdom on the towers we acquired from the BBC and from various wireless carriers.

   Our principal executive offices are located at 510 Bering Drive, Suite 500, Houston, Texas 77057, and our telephone number is (713) 570-3000.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our consolidated ratio of earnings to fixed charges, the deficiency of our consolidated earnings to cover fixed charges, our consolidated ratio of earnings to combined fixed charges and preferred stock dividends and the deficiency of our consolidated earnings to cover combined fixed charges and preferred stock dividends for the periods indicated.

                                                                       Three
                                                                      Months
                                           Years Ended December 31,    Ended
                                           ------------------------- March 31,
                                           1995 1996  1997    1998     1999
                                           ---- ---- ------- ------- ---------
                                           (in thousands of dollars)
Ratio of Earnings to Fixed Charges........  --    --      --      --       --
Deficiency of Earnings to Cover Fixed
 Charges.................................. $21  $947 $10,755 $37,802  $12,661
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock Dividends....  --    --      --      --       --
Deficiency of Earnings to Cover Combined
 Fixed Charges and Preferred Stock
 Dividends................................ $21  $947 $12,954 $43,213  $19,069

   For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes, minority interests, fixed charges and equity in earnings (losses) of unconsolidated affiliate. Fixed charges consist of interest expense, the interest component of operating leases and amortization of deferred financing costs.

                                USE OF PROCEEDS

   We will use the net proceeds from our sale of the securities for our general corporate purposes, which may include, repaying indebtedness, making additions to our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement.

   We will not receive any of the proceeds from the sale of common stock that may be sold by selling shareholders.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

   The debt securities will be our general obligations and may be subordinated to "Senior Indebtedness" (as defined below) we have or may incur to the extent set forth in the prospectus supplement relating to them. See "Description of Debt Securities--Subordination" below. Debt securities will be issued under an indenture between us and one or more commercial banks to be selected as trustees (collectively, the "trustee"). A copy of the form of indenture has been filed as an exhibit to the registration statement filed with the SEC. The following discussion of certain provisions of the indenture is a summary only and should not be considered a complete description of the terms and provisions of the indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the indenture, including the definition of certain terms used below.

General

   The indenture does not limit the aggregate principal amount of debt securities that can be issued under it. The debt securities may be issued in one or more series as we may authorize from time to time. You should refer to the applicable prospectus supplement for the following terms of the debt securities of the series with respect to which that prospectus supplement is being delivered:

     (a) the title of the debt securities of the series;

     (b) any limit on the aggregate principal amount of the debt securities of the series that may be authenticated and delivered under the indenture;

     (c) the date or dates on which the principal and premium with respect to the debt securities of the series are payable;

     (d) the rate or rates (which may be fixed or variable) at which the debt securities of the series shall bear interest (if any) or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable (in the case of Registered Securities (as defined below)), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

     (e) the place or places, if any, in addition to or instead of the corporate trust office of the trustee (in the case of Registered Securities) or the principal New York office of the trustee (in the case of Bearer Securities), where the principal, premium, and interest with respect to debt securities of the series shall be payable;

     (f) the price or prices at which, the period or periods within which, and the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part at our option or otherwise;

     (g) whether debt securities of the series are to be issued as Registered Securities or Bearer Securities (as defined below) or both and, if Bearer Securities are to be issued, whether coupons will be attached to them, whether Bearer Securities of the series may be exchanged for Registered Securities of the series, and the circumstances under which and the places at which any such exchanges, if permitted, may be made;

     (h) if any debt securities of the series are to be issued as Bearer Securities or as one or more Global Securities (as defined below) representing individual Bearer Securities of the series, whether certain provisions for the payment of additional interest or tax redemptions shall apply; whether interest with respect to any portion of a temporary Bearer Security of the series payable with respect to any interest payment date prior to the exchange of such temporary Bearer Security for definitive Bearer Securities of the series shall be paid to any clearing organization with respect to the portion of such temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on such interest payment date; and the terms upon which a temporary Bearer Security may be exchanged for one or more definitive Bearer Securities of the series;

     (i) our obligation, if any, to redeem, purchase, or repay debt securities of the series under any sinking fund or analogous provisions or at the option of a holder of such debt securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which debt securities of the series shall be redeemed, purchased, or repaid, in whole or in part, under such obligations;

     (j) the terms, if any, upon which the debt securities of the series may be convertible into or exchanged for our or any other issuer's or obligor's common stock, preferred stock, other debt securities or warrants for common stock, preferred stock, indebtedness or other securities of any kind and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

     (k) if other than denominations of $1,000 or any integral multiple thereof, the denominations in which debt securities of the series shall be issuable;

     (l) if the amount of principal, premium or interest with respect to the debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

     (m) if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

     (n) any changes or additions to the provisions of the indenture dealing with defeasance;

     (o) if other than the principal amount thereof, the portion of the principal amount of debt securities of the series that shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

     (p) the terms, if any, of the transfer, mortgage, pledge or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act of 1939, as amended, are applicable and any corresponding changes to provisions of the Indenture as then in effect;

     (q) any addition to or change in the Events of Default (as defined below) with respect to the debt securities of the series and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such debt securities due and payable;

     (r) if the debt securities of the series shall be issued in whole or in part in the form of a global security, the terms and conditions, if any, upon which such global security may be exchanged in whole or in part for other individual debt securities in definitive registered form, the depositary (as defined in the applicable prospectus supplement) for such global security and the form of any legend or legends to be borne by any such global Security in addition to or in lieu of the legend referred to in the Indenture;

     (s) any trustee, authenticating or paying agents, transfer agents or registrars;

     (t) the applicability of, and any addition to or change in, the covenants and definitions then set forth in the indenture or in the terms then set forth in the indenture relating to permitted consolidations, mergers, or sales of assets;

     (u) the terms, if any, of any guarantee of the payment of principal, premium, and interest with respect to debt securities of the series and any corresponding changes to the provisions of the indenture as then in effect;

     (v) the subordination, if any, of the debt securities of the series pursuant to the indenture and any changes or additions to the provisions of the Indenture relating to subordination;

     (w) with regard to debt securities of the series that do not bear interest, the dates for certain required reports to the trustee; and

     (x) any other terms of the debt securities of the series (which terms shall not be prohibited by the provisions of the Indenture).

   The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of debt securities to which such prospectus supplement relates, including those applicable to (a) Bearer Securities, (b) debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (c) debt securities with respect to which principal, or interest is payable in a foreign or composite currency, (d) debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities") and (e) variable rate debt securities that are exchangeable for fixed rate debt securities.

   Unless otherwise provided in the applicable prospectus supplement, Registered Securities may be transferred or exchanged at the office of the trustee at which its corporate trust business is principally administered in the United States or at the office of the trustee or the trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. Bearer Securities will be transferable only by delivery. Provisions with respect to the exchange of Bearer Securities will be described in the prospectus supplement relating to such Bearer Securities.

   All funds which we pay to a paying agent for the payment of principal, premium or interest with respect to any debt securities that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us, and the holders of such debt securities or any coupons appertaining thereto will thereafter look only to us for payment thereof.

Global Securities

   The debt securities of a series may be issued in whole or in part in the form of one or more global securities. A global security is a debt security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding debt securities of a series, or any portion thereof, in either case having the same terms, including the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. A global security will be deposited with, or on behalf of, a depositary, which will be identified in the prospectus supplement relating to such debt securities. Global securities may be issued in either registered or bearer form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole by the depositary to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee of the depositary to a successor depositary or any nominee of such successor.

   The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such debt securities. We anticipate that the following provisions will generally apply to depositary arrangements.

   Upon the issuance of a global security, the depositary for such global security will credit, on its book entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with the depositary ("participants"). Such accounts shall be designated by the dealers or underwriters with respect to such debt securities or, if such debt securities are offered and sold directly by us or through one or more agents, by us or such agents. Ownership of beneficial interests in a global security will be limited to participants or persons that hold beneficial interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to interests of participants) or records maintained by participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a global security.

   So long as the depositary for a global security, or its nominee, is the registered owner or holder of such global security, such depositary or nominee, as the case may be, will be considered the sole owner or holder of the individual debt securities represented by such global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any of such debt securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

   Subject to the restrictions applicable to Bearer Securities described in an applicable prospectus supplement (see "Limitations on Issuance of Bearer Securities" below), payments of principal, premium, and interest with respect to individual debt securities represented by a global security will be made to the depositary or its nominee, as the case may be, as the registered owner or holder of such global security. Neither we, the trustee, any paying agent or registrar for such debt securities or any agent of ours or the trustee's will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the depositary, its nominee or any participants on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests, (b) the payment to the owners of beneficial interests in the global security of amounts paid to the depositary or its nominee or (c) any other matter relating to the actions and practices of the depositary, its nominee or its participants. Neither we, the trustee, any paying agent or registrar for such debt securities or any agent of ours or the trustee will be liable for any delay by the depositary, its nominee or any of its participants in identifying the owners of beneficial interests in the global security, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the depositary or its nominee for all purposes.

   We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest with respect to a definitive global security representing any of such debt securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security, as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name." Such payments will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary global security of payments of principal, premium or interest with respect thereto will be subject to the restrictions described in an applicable prospectus supplement (see "Limitation on Issuance of Bearer Securities" below).

   If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary, we shall appoint a successor depositary. If a successor depositary is not appointed by us within 90 days, we will issue individual debt securities of such series in exchange for the global security representing such series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine to no longer have debt securities of a series represented by a global security and, in such event, will issue individual debt securities of such series in exchange for the global security representing such series of debt securities. Furthermore, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of such series may, on terms acceptable to us, the trustee, and the depositary for such global security, receive individual debt securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such debt securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities of the series represented by such global security equal in principal amount to such beneficial interest and to have such debt securities registered in its name (if the debt securities are issuable as Registered Securities). Individual debt securities of such series so issued will be issued (a) as Registered Securities in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof if the debt securities are issuable as Registered Securities, (b) as Bearer Securities in the denomination or denominations specified by us if the debt securities are issuable as Bearer Securities or (c) as either Registered Securities or Bearer Securities as described above if the debt securities are issuable in either form.

Limitations on Issuance of Bearer Securities

   The debt securities of a series may be issued as Registered Securities (which will be registered as to principal and interest in the register maintained by the registrar for such debt securities) or Bearer Securities (which will be transferable only by delivery). If such debt securities are issuable as Bearer Securities, the applicable prospectus supplement will describe certain special limitations and considerations that will apply to such debt securities.

Certain Covenants

 Merger, Consolidation or Sale of Assets

   The indenture provides that we may not:

     (1) consolidate or merge with or into (whether or not we are the surviving corporation), or

     (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions, to another corporation, Person or entity, unless:

       (a) either:

         (A) we are the surviving corporation, or

         (B) the entity or the Person (as defined) formed by or surviving any such consolidation or merger (if other than us) or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

       (b) the entity or Person formed by or surviving any such consolidation or merger (if other than us) or the entity or Person to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all our obligations under the debt securities and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

       (c) immediately after such transaction no Default (as defined) exists; and

       (d) except in the case of:

         (A) a merger of us with or into our Wholly Owned Restricted Subsidiary (as defined) and

         (B) a merger entered into solely for the purpose of reincorporating us in another jurisdiction:

                 (x) in the case of a merger or consolidation in which we are the surviving corporation, our Debt to Adjusted Consolidated Cash Flow Ratio (as defined) at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if the transaction had occurred at the beginning of our most recently ended four full fiscal quarter period for which internal financial statements are available for income statement purposes, would have been less than our Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction, or

                 (y) in the case of any other such transaction, the Debt to
              Adjusted Consolidated Cash Flow of the entity or Person formed by or surviving any such consolidation or merger (if other than us), or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made, at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if such transaction had occurred at the beginning of the most recently ended four full fiscal quarter period of such entity or Person for which internal financial statements are available for income statement purposes, would have been less than our Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction; provided that for purposes of determining the Debt to Adjusted Consolidated Cash Flow Ratio of any entity or Person for purposes of this clause (y) the entity or Person will be substituted for us in the definition of Debt to Adjusted Consolidated Cash Flow Ratio and the defined terms included in the indenture.

Subordination

   Debt securities of a series may be subordinated ("subordinated debt securities") to Senior Indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. We conduct substantially all our operations through subsidiaries, and the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries.

   Upon any payment or distribution of our assets to creditors or upon our total or partial liquidation or dissolution or in a bankruptcy, receivership, or similar proceeding relating to us or our property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of subordinated debt securities shall be entitled to receive any payment of principal, premium, or interest with respect to the subordinated debt securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that such holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities).

   We may not make any payments of principal, premium, or interest with respect to subordinated debt securities, make any deposit for the purpose of defeasance of such subordinated debt securities, or repurchase, redeem, or otherwise retire (except, in the case of subordinated debt securities that provide for a mandatory sinking fund, by the delivery of subordinated debt securities by us to the trustee in satisfaction of our sinking fund obligation) any subordinated debt securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid in full in cash within any applicable grace period (including at maturity) or (b) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and such acceleration has been rescinded, such Senior Indebtedness has been paid in full in cash or we and the trustee receive written notice approving such payment from the representatives of such Senior Indebtedness. During the continuance of any default (other than a default described in clause
(a) or (b) above) with respect to any Designated Senior

Indebtedness (as defined in the applicable prospectus supplement) pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period (the "payment blockage period") commencing on the receipt by us and the trustee of written notice of such default from the representative of any Designated Senior Indebtedness specifying an election to effect a payment blockage period (a "blockage notice"). The payment blockage period may be terminated before its expiration by written notice to the trustee and us from the person who gave the blockage notice, by repayment in full in cash of the Senior Indebtedness with respect to which the blockage notice was given or because the default giving rise to the payment blockage period is no longer continuing. Unless the holders of such Designated Senior Indebtedness shall have accelerated the maturity thereof, we may resume payments on the subordinated debt securities after the expiration of the payment blockage period. Not more than one blockage notice may be given in any period of 360 consecutive days. In no event, however, may the total number of days during which any payment blockage period or periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

   By reason of such subordination, in the event of insolvency, creditors of ours who are holders of Senior Indebtedness, as well as certain general creditors of ours, may recover more, ratably, than the holders of the subordinated debt securities.

Events of Default and Remedies

   The following events are defined in the indenture as "Events of Default" with respect to a series of debt securities:

     (a) default for 30 days in the payment when due of interest on the debt securities;

     (b) default in payment when due of the principal of or premium, if any, on the debt securities;

     (c) our failure or failure by any of our Subsidiaries (as defined) to comply with the provisions described under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" or our failure to consummate a Change of Control Offer (as defined) or Asset Sale Offer (as defined) in accordance with the provisions of the indenture;

     (d) our failure or failure by any of our Subsidiaries for 30 days after notice to comply with any other agreements in the indenture or the debt securities;

     (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (as defined) for money borrowed by us or any of our Significant Subsidiaries (as defined), or the payment of which is guaranteed by us or any of our Significant Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, which default:

       (1) is caused by a failure to pay principal of or premium, if any, or interest on the Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of the default (a "Payment Default"); or

       (2) results in the acceleration of the Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

     (f) failure by us or any of our Significant Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

     (g) certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Restricted Subsidiaries.

     (h) any other Event of Default provided with respect to debt securities of that series.

   An Event of Default with respect to one series of debt securities is not necessarily an Event of Default for another series.

   A prospectus supplement may omit, modify or add to the foregoing Events of Default.

   If any Event of Default occurs and is continuing, the trustee under the indenture or the holders of at least 25% in principal amount at maturity of the then outstanding notes of the applicable series may declare all the notes of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, all outstanding debt securities will become due and payable without further action or notice. Holders of the debt securities may not enforce the indenture or the debt securities except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount at maturity of the then outstanding debt securities may direct the trustee under the indenture in its exercise of any trust or power.

   The holders of a majority in aggregate principal amount at maturity of the debt securities then outstanding by notice to the trustee under the indenture may on behalf of the holders of all of such series of debt securities waive any existing Default or Event of Default and its consequences under the applicable indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of the debt securities.

   The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the relevant series of debt securities notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any debt security, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the debt securities. In addition, we are required to deliver to the trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are also required to deliver to the trustee, promptly after the occurrence thereof, written notice of any event that would constitute a Default, the status thereof and what action we are taking or proposes to take in respect thereof.

Modification of the Indenture

   We and the trustee may enter into supplemental indentures without the consent of the holders of debt securities for one or more of the following purposes:

     (a) to evidence the succession of another person to us pursuant to the provisions of the indenture relating to consolidations, mergers and sales of assets and the assumption by such successor of our covenants, agreements and obligations in the indenture and in the debt securities;

     (b) to surrender any right or power conferred upon us by the indenture, to add to our covenants such further covenants, restrictions, conditions or provisions for the protection of the holders of all or any series of debt securities as our board of directors shall consider to be for the protection of the holders of such debt securities, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default under the indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the trustee upon such default or may limit the right of holders of a majority in aggregate principal amount of any or all series of debt securities to waive such default);

     (c) to cure any ambiguity or correct or supplement any provision contained in the indenture, in any supplemental indenture or in any debt securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage or pledge any property to or with the trustee, or to make such other provisions in regard to matters or questions arising under the indenture as shall not adversely affect the interests of any holders of debt securities of any series;

     (d) to modify or amend the indenture in such a manner as to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

     (e) to add to or change any of the provisions of the indenture to provide that Bearer Securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to Registered Securities or of principal, premium or interest with respect to Bearer Securities, or to permit Registered Securities to be exchanged for Bearer Securities, so as to not adversely affect the interests of the holders of debt securities or any coupons of any series in any material respect or permit or facilitate the issuance of debt securities of any series in uncertificated form;

     (f) to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

     (g) in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior indebtedness under such provisions (but only if each such holder of senior indebtedness consents to such change);

     (h) to add guarantees with respect to the debt securities or to secure the debt securities;

     (i) to make any change that does not adversely affect the rights of any holder;

     (j) to add to, change, or eliminate any of the provisions of the indenture with respect to one or more series of debt securities, so long as any such addition, change or elimination not otherwise permitted under the indenture shall (1) neither apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such debt security with respect to such provision or (2) become effective only when there is no such debt security outstanding;

     (k) to evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the indenture by more than one trustee; and

     (l) to establish the form or terms of debt securities and coupons of any series, as described under "Description of Debt Securities--General" above.

   With the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected thereby, we and the trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holder of the debt securities of such series; provided, however, that without the consent of the holders of each debt security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any debt security or coupon or reduce the amount of any payment to be made with respect to any coupon, (c) reduce the principal of or extend the stated maturity of any debt security, (d) reduce the premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed, (e) make any debt security payable in a currency other than that stated in the debt security, (f) in the case of any subordinated debt security or coupons appertaining thereto, make any change in the provisions of the indenture relating to subordination that adversely affects the rights of any holder under such provisions, (g) release any security that may have been granted with respect to the debt securities, (h) make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent, (i) change any obligation of ours provided for in the indenture to pay additional interest with respect to Bearer Securities or
(j) limit our obligation to maintain a paying agency outside the United States for payment on Bearer Securities or limit our obligation to redeem certain Bearer Securities.

Satisfaction and Discharge of the Indenture; Defeasance

   The indenture shall generally cease to be of any further effect with respect to a series of debt securities if (a) we have delivered to the trustee for cancellation all debt securities of such series (with certain limited exceptions) or (b) all debt securities and coupons of such series not theretofore delivered to the trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and we shall have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all such debt securities and coupons (and if, in either case, we shall also pay or cause to be paid all other sums payable under the indenture by us).

   In addition, we shall have a "legal defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, all of our obligations under such debt securities and the indenture with respect to such debt securities) and a "covenant defeasance option" (pursuant to which we may terminate, with respect to the debt securities of a particular series, our obligations with respect to such debt securities under certain specified covenants contained in the indenture). If we exercise our legal defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option with respect to a series of debt securities, payment of such debt securities may not be accelerated because of an Event of Default related to the specified covenants.

   The applicable prospectus supplement will describe the procedures we must follow in order to exercise our defeasance options.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 600,000,000 shares of common stock, par value $.01 per share, 90,000,000 shares of Class A common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of July 20, 1999 there are 139,993,196 shares of common stock outstanding, 11,340,000 shares of Class A common stock outstanding and 212,953 shares of 12 3/4% Senior Exchangeable Preferred Stock due 2010 outstanding.

Common Stock

 Voting Rights

   Each share of common stock is entitled to one vote. The common stock votes together as a single class on all matters presented for a vote of the stockholders, except as provided under the Delaware General Corporation Law.

 Dividends and Liquidation Rights

   Each share of common stock is entitled to receive dividends if, as and when declared by the board of directors out of funds legally available for that purpose, subject to approval of certain holders of the senior convertible preferred stock. In the event of our dissolution, after satisfaction of amounts payable to our creditors and distribution of any preferential amounts to the holders of outstanding senior convertible preferred stock, if any, holders of common stock are entitled to share ratably in the assets available for distribution to the stockholders.

 Other Provisions

   There are no preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are legally issued, fully paid and nonassessable.

Class A Common Stock

 Voting Rights

   Each share of Class A common stock is entitled to one vote for each such share on all matters presented to the stockholders, except the election of directors. The holders of the shares of Class A common stock vote, except as provided under the Delaware General Corporation Law, together with the holders of the common stock and any other class or series of our stock accorded such general voting rights, as a single class.

   TdF, the holders of all the shares of Class A common stock, currently has the right to elect two directors to our board of directors; however, if TdF's ownership interest in us changes, so long as the ownership interest of the TdF group is at least 5%, holders of Class A common stock voting as a separate class have the right to elect one director.

   The holders of Class A common stock, subject to limitations, have a veto over certain significant corporate actions we may take.

 Convertibility

   Each share of Class A common stock is convertible, at the option of its record holder, into one share of common stock at any time.

   In the event of any transfer of any share of Class A common stock to any person other than an Affiliate (as defined in Rule 12b-2 of the Exchange Act), such share of Class A common stock automatically converts, without any further action, into one share of common stock. However, a holder of shares of Class A common stock may pledge its shares to a lender under a bona fide pledge of such shares of Class A common stock as collateral security for any indebtedness or other obligation of any person due to the pledgee or its nominee.

   Further, each share of Class A common stock automatically converts into one share of common stock on the first date on which the ownership interest of TdF group is less than 5%.

 Dividends and Liquidation Rights

   Holders of shares of Class A common stock are entitled to the same dividends and liquidation rights as holders of shares of common stock.

 Other Provisions

   Under the governance agreement, so long as TdF remains qualified under the governance agreement, TdF has anti-dilutive rights in connection with maintaining a certain percentage of voting power in us and, accordingly, we may not, subject to certain exceptions relating primarily to compensation of directors and employees, issue, sell or transfer additional securities, unless TdF is offered the right to purchase, at the same price, an amount such that it would maintain such percentage of voting power in us.

Preferred Stock

   Under our certificate of incorporation, we may issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors after honoring any rights TdF may have under the governance agreement, has the authority, without any vote or action by the stockholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix their designations, preferences, rights, qualifications, limitations and restrictions, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series.

Exchangeable Preferred Stock

   Each share of exchangeable preferred stock has a liquidation preference of $1,000 per share and is exchangeable, at our option, in whole but not in part, for our exchange debentures.

 Voting Rights

   The shares of exchangeable preferred stock have no voting rights, except as required by law and as specified in the certificate of designations. If we fail to meet our obligations under the certificate of designations, the holders of the exchangeable preferred stock will be entitled to elect two additional members to the board of directors.

 Dividends

   Dividends are paid on each March 15, June 15, September 15 and December 15 commencing March 15, 1999, at an annual fixed rate of 12 3/4%. On or before December 15, 2003, we have the option to pay dividends in cash or in additional fully paid and non-assessable shares of exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. After December 15, 2003, dividends will be paid only in cash.

 Mandatory Redemption

   We are required to redeem all of the shares of exchangeable preferred stock outstanding on December 15, 2010 at a redemption price equal to 100% of the liquidation preference of such shares, plus accumulated and unpaid dividends to the date of redemption.

 Optional Redemption

   On or after December 15, 2003, we may redeem some or all of the shares of exchangeable preferred stock at any time at certain specified redemption prices. In addition, before December 15, 2001, we may redeem up to 35% of the exchangeable preferred stock with the proceeds of public equity offerings or strategic equity investments at a redemption price equal to 112.750% of the liquidation preference of the exchangeable preferred stock, together with accumulated and unpaid dividends.

 Change of Control

   If we experience specific kinds of changes in control, we will be required to make an offer to purchase any and all shares of exchangeable preferred stock at a purchase price of 101% of the liquidation preference of such shares together with all accumulated and unpaid dividends.

 Certain Covenants

   We issued the exchangeable preferred stock under a certificate of designations that became part of our certificate of incorporation. The certificate of designations contains certain covenants that, among other things, limit our ability and the ability of our subsidiaries to borrow money; pay dividends on stock or purchase capital stock; make investments and sell assets or merge with or into other companies.

 Ranking

   The exchangeable preferred stock ranks (1) senior to all our other classes of capital stock established after the issue date of the exchangeable preferred stock that do not expressly provide that they rank on par with the exchangeable preferred stock as to dividends and distributions upon our liquidation, winding up and dissolution and (2) on par with any class of capital stock established after the date of issuance of the exchangeable preferred stock the terms of which provide that such class or series will rank on par with the exchangeable preferred stock as to dividends and distributions upon our liquidation, winding up and dissolution.

Senior Preferred Warrants

   In connection with the offering of the senior convertible preferred stock in August 1997 and October 1997, we issued warrants to purchase an aggregate of 1,314,990 shares of common stock at a price of $7.50 per share.

Certificate of Incorporation and By-laws

   Stockholders' rights and related matters are governed by the Delaware General Corporation Law, and our certificate of incorporation and the by-laws. Certain provisions of our certificate of incorporation and by-laws, which are summarized below, may have the effect, either alone or in combination with each other, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for the common stock. We believe that such provisions are necessary to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in our best interests and those of our stockholders.

 Classified Board of Directors and Related Provisions

   Our certificate of incorporation provides that our directors, other than those directors who may be elected by holders of any series of preferred stock or holders of the Class A common stock, initially are divided into three classes of directors, consisting of three, three and four directors. One class of directors, initially consisting of three directors, was elected for a term expiring at the annual meeting of shareholders to be held in 2000, another class initially consisting of three directors was elected for a term expiring at the annual meeting of stockholders to be held in 2000, and another class initially consisting of four directors was elected for a term expiring at the annual meeting of stockholders in 2001. The classified board provisions will prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date such party obtains the controlling interest. Voting stock is defined in our certificate of incorporation as the outstanding shares of our capital stock entitled to vote in a general vote of our stockholders as a single class with shares of common stock, which shares of capital stock include the shares of Class A common stock.

 No Stockholder Action by Written Consent; Special Meeting

   The certificate of incorporation prohibits stockholders from taking action by written consent in lieu of an annual or special meeting, except relating to holders of Class A common stock on matters on which they are entitled to vote and, thus, stockholders may only take action at an annual or special meeting called in accordance with our by-laws. The by-laws provide that special meetings of stockholders may only be called by our secretary at the direction of our board of directors under a resolution adopted by the board.

   These provisions could have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of the voting power of our capital stock entitled to vote from unilaterally using the written consent procedure to take stockholder action.

 Advance Notice Requirements for Stockholder Proposals and Director Nominations

   Our by-laws establish advance notice procedures for stockholder proposals and the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by our secretary at least 90 days but not more than 120 days prior to the first anniversary of our preceding year's annual meeting. However, if the date of our annual meeting is more than 30 days earlier than, or more than 90 days later than, the anniversary date of our preceding year's annual meeting, notice by a stockholder will be considered timely if it is delivered not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice of nominations for the election of directors must set forth certain information concerning the stockholder giving the notice and each nominee.

   By requiring advance notice of nominations by stockholders, these procedures will afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders about these qualifications. By requiring advance notice of other proposed business, these procedures will provide our board of directors with an opportunity to inform stockholders of any business proposed to be conducted at a meeting, together with any recommendations as to the board of directors' position on action to be taken on such business. This should allow stockholders to better decide whether to attend a meeting or to grant a proxy for the disposition of any such business.

 Dilution

   Our certificate of incorporation provides that our board of directors is authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders to purchase from us shares of stock or other securities of us or any of other corporation. Our board of directors is authorized to issue these rights even though the creation and issuance of these rights could have the effect of discouraging third parties from seeking, or impairing their right to seek, to:

     (1) acquire a significant portion of our outstanding securities;

     (2) engage in any transaction which might result in a change of control of the corporation; or

     (3) enter into any agreement, arrangement or understanding with another party to accomplish these transactions or for the purpose of acquiring, holding, voting or disposing of any of our securities.

 Amendments

   Our certificate of incorporation and by-laws provide that we may amend, alter, change or repeal any provision contained in our certificate of incorporation or a preferred stock designation. However, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with certain provisions our certificate of incorporation, including the provisions discussed above relating to the classification of our board of directors, prohibiting stockholder action by written consent, and prohibiting the calling of special meetings by stockholders.

   Our by-laws may be amended by either the holders of 80% of the voting power of the voting stock or by the majority of the board; but the board may alter, amend or repeal or adopt new by-laws in conflict with some of these provisions by a two-thirds vote of the entire board.

Rights Plan

 Rights

   Our board of directors has declared a dividend of one right for each outstanding share of common stock and each outstanding share of Class A common stock. Rights have been issued in connection with each outstanding share of common stock and Class A common stock; and rights will be issued in connection with common stock and Class A common stock issued subsequently until the distribution date, and, in certain circumstances, for common stock and Class A common stock issued after the distribution date referred to below. Each right, when it becomes exercisable as described below, will entitle the registered holder to purchase from us one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at a price of $110.00 per one one-thousandth of a share, subject to adjustment in certain circumstances. The description and terms of the rights are set forth in a rights agreement between us and the rights agent named therein. The rights will not be exercisable until the distribution date and will expire on the tenth annual anniversary of the rights agreement, unless earlier redeemed by us. Until a right is exercised, the holder, as such, will have no rights as our stockholder, including the right to vote or to receive dividends.

 Distribution Date

   Under the rights agreement, the "distribution date" is the earlier of:

     (1) such time as we learn that a person or group, including any affiliate or associate of such person or group, has acquired, or has obtained the right to acquire, beneficial ownership of more than 15% of our outstanding voting securities (such person or group being an "acquiring person"), subject to the exceptions relating to the TDF group and the Berkshire group described in the paragraph below, unless provisions preventing accidental triggering of the distribution of the rights apply, and

     (2) the close of business on such date, if any, as may be designated by our board of directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for more than 15% or more of the outstanding shares of voting securities.

   Each member of the TdF group will not otherwise be considered an acquiring person if:

     (a) during the first five years following the adoption of the rights agreement, the aggregate ownership interest of the TdF group does not exceed 25%, or 30% if the board so elects, of the outstanding voting securities or

     (b) thereafter, the aggregate ownership interest of the TdF group does not exceed the lesser of:

       (1) 25% or 30%, as applicable, of the voting securities then outstanding and

       (2) the greater of the aggregate interest of the TdF group as of the fifth anniversary of the rights agreement and 15% of the then outstanding voting securities.

   Each member of the Berkshire group will not otherwise be deemed an acquiring person if the aggregate ownership interest of the Berkshire group does not exceed the greater of:

     (a) the aggregate ownership interest of the Berkshire group upon the execution of the rights agreement, reduced by an amount equal to any disposition of voting securities following the date the rights agreement is executed and

     (b) 15% of the outstanding voting securities.

 Triggering Event and Effect of Triggering Event

   When there is an acquiring person, the rights will entitle each holder, other than such acquiring person, of a right to purchase, at the purchase price, that number of one one-thousandths of a preferred share equivalent to the number of shares of common stock that at the time of such event would have a market value of twice the purchase price.

   If we are acquired in a merger or other business combination by an acquiring person or an affiliate or associate of an acquiring person that is a publicly traded corporation, or if 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold, leased, exchanged or otherwise transferred to an acquiring person or an affiliate or associate of an acquiring person that is a publicly traded corporation, each right will entitle its holder, other than rights beneficially owned by such acquiring person, to purchase, for the purchase price, that number of common shares of such corporation which at the time of the transaction would have a market value or, in some cases, book value of twice the purchase price. If we are acquired in a merger or other business combination by an acquiring person or an affiliate or associate of an acquiring person that is not a publicly traded entity, or if 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold, leased, exchanged or otherwise transferred to an acquiring person or affiliate or associate of an acquiring person that is not a publicly traded entity, each right will entitle its holder to purchase for the purchase price, at such holder's option:

     (1) that number of shares of the surviving corporation, which could be us, in the transaction with such entity, which at the time of the transaction would have a book value of twice the purchase price,

     (2) that number of shares of the ultimate parent of or entity controlling such surviving corporation which at the time of the transaction would have a book value of twice the purchase price or

     (3) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the purchase price.

   Any rights that are at any time beneficially owned by an acquiring person, or any affiliate or associate of an acquiring person, will be null and void and nontransferable, and any holder of any such right will be unable to exercise or transfer any such right.

 Redemption

   At any time prior to the earlier of (1) such time as a person or group becomes an acquiring person and (2) the expiration date, our board of directors may redeem the rights in whole, but not in part, at a price, in cash or common stock or other securities of ours deemed by our board of directors to be at least equivalent in value, of $.01 per right, which amount shall be subject to adjustment as provided in the rights agreement. Immediately upon the action of our board of directors ordering the redemption of the rights, and without any further action and without any notice, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

   In addition, at any time after there is an acquiring person, our board of directors may elect to exchange each right for consideration per right consisting of one-half of the securities that would be issuable at such time upon exercise of one right under the terms of the rights agreement.

 Amendment

   At any time prior to the distribution date, we may, without the approval of any holder of any rights, supplement or amend any provision of the rights agreement, including the date on which the expiration date or distribution date shall occur, the definition of acquiring person, the time during which the rights may be redeemed or the terms of the preferred shares, except that no supplement or amendment shall be made which reduces the redemption price other than under certain adjustments therein.

 Certain Effects of the Rights Plan

   The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent stockholder interests. The provisions of the rights plan may render an unsolicited takeover of us more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Section 203 of the Delaware General Corporation Law

   Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder", which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless:

     (1) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares;

     (2) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or

     (3) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting.

   A business combination is defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. A Delaware corporation, under a provision in its certificate of incorporation or by-laws, may elect not to be governed by
Section 203 of the Delaware General Corporation Law. We are subject to the restrictions imposed by Section 203.

   Under certain circumstances, Section 203 makes it more difficult for a person who could be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203 of the Delaware General Corporation Law. It is anticipated that the provisions of Section 203 of the Delaware General Corporation Law may encourage companies interested in acquiring us to negotiate in advance with the board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Limitations of Directors' Liability

   Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

     (1) for any breach of the director's duty of loyalty to us or our stockholders,

     (2) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     (3) under Section 174 of the Delaware General Corporation Law, or

     (4) for any transaction from which the director derived an improper personal benefit.

   The effect of these provisions will be to eliminate our rights and our stockholders (through stockholders' derivatives suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws and will not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

Transfer Agent

   The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                            DESCRIPTION OF WARRANTS

   We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

Debt Warrants

   The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following: (a) the title of such debt warrants; (b) the offering price for such debt warrants, if any; (c) the aggregate number of such debt warrants; (d) the designation and terms of the debt securities purchasable upon exercise of such debt warrants;
(e) if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security; (f) if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable; (g) the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time; (j) whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form; (k) information with respect to book-entry procedures, if any; (1) the currency or currency units in which the offering price, if any, and the exercise price are payable; (m) if applicable, a discussion of material United States federal income tax considerations; (n) the antidilution provisions of such debt warrants, if any; (o) the redemption or call provisions, if any, applicable to such debt warrants; and (p) any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Stock Warrants

   The prospectus supplement relating to any particular issue of preferred stock warrants or common stock warrants will describe the terms of such warrants, including the following: (a) the title of such warrants; (b) the offering price for such warrants, if any; (c) the aggregate number of such warrants; (d) the designation and terms of the common stock or preferred stock purchasable upon exercise of such warrants; (e) if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security; (f) if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable; (g) the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise; (h) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price, if any, and the exercise price are payable, (k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such warrants, if any; (m) the redemption or call provisions, if any, applicable to such warrants; and (n) any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

                              SELLING SHAREHOLDERS

   The selling shareholders may be our directors, executive officers, former directors, employees or certain holders of our common stock. The prospectus supplement for any offering of the common stock by selling shareholders will include the following information:

     --the names of the selling shareholders;

     --the number of shares held by each of the selling shareholders;

     --the percentage of the common stock held by each of the selling shareholders; and

     --the number of shares of the common stock offered by each of the selling shareholders.

                              PLAN OF DISTRIBUTION

   The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

   Our company and any selling shareholders may sell securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The selling shareholders may also distribute securities through one or more special purpose trusts, which will enter into forward purchase arrangements with selling shareholders and distribute their own securities. Each prospectus supplement will describe the terms of the securities to which such prospectus supplement relates, the names of the selling shareholders and the number of shares of common stock to be sold by each, the name or names of any underwriters or agents with whom we or the selling shareholders, or both, have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we or the selling shareholders will receive from such sale. In addition, each prospectus supplement will describe any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such securities will be listed. Dealer trading may take place in certain of the securities, including securities not listed on any securities exchange.

   If so indicated in the applicable prospectus supplement, we or the selling shareholders, or both, will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from us or the selling shareholders, or both, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include, among others:

     --commercial and savings banks;

     --insurance companies;

     --pension funds;

     --investment companies;

     --educational and charitable institutions.

   In all cases, such institutions must be approved by us or the selling shareholders, or both. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the securities are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased such securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

   Any selling shareholder, underwriter or agent participating in the distribution of the securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act.

   Certain of any such underwriters and agents including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business. One or more of our affiliates may from time to time act as an agent or underwriter in connection with the sale of the securities to the extent permitted by applicable law. The participation of any such affiliate in the offer and sale of the securities will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

   Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for the common stock, which is listed on The Nasdaq Stock Market's National Market, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activity or liquidity of any trading in the securities.

   We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by the selling shareholders, including all costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                             VALIDITY OF SECURITIES

   The validity of the securities offered hereby will be passed upon for us by Cravath, Swaine & Moore, New York, New York and for the underwriters or agents, if any, by Latham & Watkins, New York, New York.

                                    EXPERTS

   The consolidated financial statements of CCIC at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, the financial statements of the Home Service Transmission business of the BBC at March 31, 1996 and for the year ended March 31, 1996 and the period from April 1, 1996 to February 27, 1997, the consolidated financial statements of CTSH at March 31, 1997 and December 31, 1997 and for the period from February 28, 1997 to March 31, 1997 and the period from April 1, 1997 to December 31, 1997, the financial statements of the Bell Atlantic Mobile Tower Operations at December 31, 1998 and for each of the two years in the period ended December 31, 1998 and the financial statements of the Powertel Tower Operations at December 31, 1998 and for the year ended December 31, 1998, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

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                                5,000,000 Shares

                        Crown Castle International Corp.

                                  Common Stock

                             [LOGO] Crown Castle


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                             PROSPECTUS SUPPLEMENT
                                 August 5, 1999

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